Exhibit 2.1

Execution Version

SHARE PURCHASE AGREEMENT

DATED AS OF AUGUST 24, 2016

by and among

MALLINCKRODT CHEMICAL HOLDINGS (U.K.) LIMITED,

MALLINCKRODT NETHERLANDS HOLDINGS B.V.,

GLO DUTCH BIDCO B.V.

and

GLO US BIDCO, LLC

i

3.25	Transactions with Affiliates	56
3.26	Insurance	56
3.27	Customers and Vendors	56
3.28	Line Capacity	56
3.29	No Other Representations or Warranties	57

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE BUYER	57

4.1	Existence and Power	57
4.2	Valid and Enforceable Agreement; Authorization	58
4.3	Brokers, Finders	58
4.4	Compliance with Securities Laws	58
4.5	Litigation	59
4.6	Buyer Financing; Buyer Guarantee	59
4.7	No Other Representations or Warranties	60

ARTICLE 5	EMPLOYEES	60

5.1	Employment Obligations in General	60
5.2	U.S. Employment Matters	63
5.3	Non-U.S. Employment Matters.	66
5.4	Key Employees	68
5.5	Vacation	68
5.6	Retained Obligations	68
5.7	No Third Party Beneficiaries	69

ARTICLE 6	ADDITIONAL COVENANTS OF THE PARTIES	69

6.1	Conduct of Business Until Closing	69
6.2	Access Pending Closing	71
6.3	Books and Records	72
6.4	Confidentiality; Announcements	73
6.5	Cooperation	75
6.6	Reasonable Best Efforts; Certain Filings	75
6.7	Covenant Not to Compete	78
6.8	Use of the Seller Marks	79
6.9	The Sellers’ Guarantees	81
6.10	Insurance Policies	82
6.11	Local Transfer Documents	82
6.12	R&D Lab Construction.	83
6.13	Financing	84
6.14	License to Certain Seller Property	86
6.15	Shared Contracts	86
6.16	Exclusivity	86
6.17	Seller Non-Solicitation	87
6.18	Restructuring	87
6.19	Reimbursable Committed Capital Expenditures	87

6.20	Tax Incentive Arrangements	87

ARTICLE 7	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYERS	89

7.1	Accuracy of Representations and Warranties and Performance of Obligations	89
7.2	Consents and Approvals	89
7.3	No Contrary Judgment or Pending Action	89
7.4	Deliveries	90
7.5	Signing Date Ancillary Agreements	90
7.6	No Material Adverse Effect	91

ARTICLE 8	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER	91

8.1	Accuracy of Representations and Warranties and Performance of Obligations	91
8.2	Consents and Approvals	91
8.3	No Contrary Judgment or Pending Action	91
8.4	Deliveries	91
8.5	Signing Date Ancillary Agreements	92

ARTICLE 9	INDEMNIFICATION	92

9.1	Indemnification by Mallinckrodt UK	92
9.2	Indemnification by the Buyers	93
9.3	Notice and Payment of Losses	94
9.4	Defense of Third-Party Claims	94
9.5	Environmental Claims Procedures	96
9.6	Survival and Claim Periods	98
9.7	Certain Limitations on Indemnification	99
9.8	Characterization of Indemnity Payments	100
9.9	Exclusive Remedy	100

ARTICLE 10	TERMINATION	100

10.1	Right to Terminate	100
10.2	Effect of Termination; Obligations to Cease	102
10.3	Termination of Ancillary Agreements	104

ARTICLE 11	MISCELLANEOUS PROVISIONS	104

11.1	Notice	104
11.2	Entire Agreement	105
11.3	Severability	105
11.4	Assignment; Binding Agreement	106
11.5	Counterparts	106
11.6	Headings; Interpretation	106
11.7	Governing Law	107

11.8	Submission to Jurisdiction	107
11.9	Waiver of Jury Trial	107
11.10	[Reserved.]	107
11.11	No Third Party Beneficiaries or Other Rights	107
11.12	Waiver and Modification	107
11.13	Expenses	108
11.14	Specific Performance	108
11.15	Release	108

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”, as further defined below) is entered into as of this 24th day of August, 2016, by and among MALLINCKRODT CHEMICAL HOLDINGS (U.K.) LIMITED, a private limited company registered in England and Wales (the “Mallinckrodt UK”), MALLINCKRODT NETHERLANDS HOLDINGS B.V., a private company with limited liability formed under the laws of Netherlands (“Mallinckrodt Netherlands” and, together with Mallinckrodt UK, the “Sellers”), GLO Dutch Bidco B.V., a private company with limited liability formed under the laws of Netherlands (the “Netherlands Buyer”), and GLO US Bidco, LLC, a limited liability company formed under the laws of the state of Delaware (the “US Buyer” and, together with the Netherlands Buyer, the “Buyers”). Capitalized terms are defined in Article 1.

RECITALS

WHEREAS, (i) Mallinckrodt UK currently owns all of the issued and outstanding shares in the share capital of Mallinckrodt Netherlands and (ii) Mallinckrodt Netherlands currently owns all of the issued and outstanding limited liability company interests of Mallinckrodt Nuclear Medicine LLC, a limited liability company formed under the laws of Delaware (“Mallinckrodt US” and, together with Mallinckrodt Netherlands, the “Transferred Subsidiaries”);

WHEREAS, (i) Mallinckrodt Netherlands desires to sell to US Buyer, and US Buyer desires to purchase from Mallinckrodt Netherlands, the US Interests and (ii) Mallinckrodt UK desires to sell to Netherlands Buyer, and Netherlands Buyer desires to purchase from Mallinckrodt UK, the Netherlands Shares, in each case for the consideration and upon the terms and conditions hereinafter set forth; and

WHEREAS, concurrently herewith, the Sellers, Buyers and/or their applicable Affiliates are executing the Transition Services Agreement and the IT Carve-Out Agreement (each as defined below).

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following words shall have the meaning given them in this Article 1:

1.1. “10.1(f) Specified Termination” has the meaning set forth in Section 10.2(b).

1.2. “10.1(f) Termination Fee” has the meaning set forth in Section 10.2(b).

1.3. “Accounting Principles” means the accounting policies, principles, practices, techniques, categorizations, evaluation rules and procedures, methods and bases adopted in the preparation of the Financial Statements for the financial year ended September 25, 2015.

1.4. “Affiliate” means any person or entity which is controlling, controlled by, or under common control with, directly or indirectly, any other person or entity. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. For avoidance of doubt, with respect to the Sellers, “Affiliate” shall include the Transferred Subsidiaries and the Indirect Subsidiaries until the Closing Date.

1.5. “Agreement” means this Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Schedules and Disclosure Schedules hereto.

1.6. “Allocation” has the meaning set forth in Section 2.6.

1.7. “Alternative Financing” has the meaning set forth in Section 6.13(c).

1.8. “Ancillary Agreements” means (i) the Transition Services Agreement, (ii) the IT Carve-Out Agreement, (iii) the R&D Access Agreement (if any), (iv) the Lease Agreement, (v) the Put and Call VPEC Exchange Agreement and (vi) the Subordination Letter.

1.9. “AT Conditions” has the meaning set forth in Section 10.1(b).

1.10. “AT Specified Termination” has the meaning set forth in Section 10.2(b).

1.11. “AT Termination Fee” has the meaning set forth in Section 10.2(b).

1.12. “Base Amount” has the meaning set forth in Section 2.3(a)(i).

1.13. “Benefit Plan(s)” has the meaning set forth in Section 3.21(a).

1.14. “Business” means the development, manufacturing, distribution, marketing and/or sale of radiopharmaceutical products for use in diagnostic imaging and therapeutic procedures in nuclear medicine, considered as a whole, wherever and as such business is being conducted by the Transferred Subsidiaries and the Indirect Subsidiaries, as of the date hereof.

1.15. “Business Assets” means all of the assets and properties of the Sellers, the Transferred Subsidiaries and the Indirect Subsidiaries and their respective Affiliates that are used primarily in connection with, or developed primarily for, the Business, but not including any Excluded Assets as defined hereunder.

1.16. “Business Copyrights” means any and all Copyrights, that are used primarily in connection with, or developed primarily for, the Business.

1.17. “Business Day” means any day which is not a Saturday, Sunday or a legal holiday in the State of Delaware, United States of America, London (United Kingdom), Brussels or Luxembourg.

1.18. “Business Domain Registrations” means registrations for the domain names listed on Schedule 1.18, and any other domain name registrations that are used primarily in connection with, or registered primarily for, the Business, together with any goodwill associated with such domain names.

1.19. “Business Intellectual Property” means, collectively, the Business Copyrights, Business Domain Registrations, Business Know-How, Business Patent Rights, Business Software and the Business Trademark Rights, including all goodwill associated therewith, and all other Intellectual Property used primarily in connection with or primarily developed for the Business, together with all income, royalties, damages and payments earned or accrued as of the Closing or thereafter with respect to any of the foregoing (including damages and payments for infringements or misappropriations thereof and the right to sue and recover for past, current, or future infringements or misappropriations thereof). For the avoidance of doubt, Business Intellectual Property shall not include the Seller Marks, any Excluded Assets or any other Intellectual Property not explicitly identified as Business Intellectual Property.

1.20. “Business Know-How” means any and all Know-How used primarily in connection with, or developed primarily for, the Business.

1.21. “Business Patent Rights” means the Patent Rights listed on Schedule 1.21 and any other Patent Rights used primarily in connection with, or developed primarily for, the Business.

1.22. “Business Software” means any and all Software used primarily in connection with, or developed primarily for, the Business.

1.23. “Business Trademark Rights” means the Trademark Rights listed on Schedule 1.23 and any other Trademark Rights that are used primarily in connection with, or developed primarily for, the Business.

1.24. “Buyer Financing” has the meaning set forth in Section 4.6(a).

1.25. “Buyer Guarantee” means the Buyer Limited Guarantee attached hereto as Exhibit A.

1.26. “Buyer Tax Act” means an action of the Buyers, the Transferred Subsidiaries or the Indirect Subsidiaries (or any of their Affiliates) occurring on the Closing Date but after the Closing that is not in the Ordinary Course and is not otherwise expressly provided for by this Agreement.

1.27. “Buyer’s 401(k) Plan” has the meaning set forth in Section 5.2(c)(ii).

1.28. “Buyers” has the meaning set forth in the preamble.

1.29. “Canadian Subsidiary Contribution” means the transaction described in Schedule 1.29.

1.30. “Cap” has the meaning set forth in Section 9.7(b).

1.31. “Cash” means, as of any given date, all cash and cash equivalents of the Transferred Subsidiaries and the Indirect Subsidiaries, in each case determined in accordance with the Accounting Principles. Notwithstanding anything herein to the contrary, Cash shall (i) include restricted cash (including cash posted to support letters of credit, performance bonds, cash held by the Transferred Subsidiaries or the Indirect Subsidiaries or similar obligations), but only to the extent such restricted cash does not exceed $2,500,000, and (ii) not include any marketable securities, debt securities issued by any Governmental Authority, intercompany balances receivable of the Transferred Subsidiaries and the Indirect Subsidiaries from the Sellers and their Affiliates, Income Tax receivables or deposits with third parties, including cash deposited with any third party in respect of the Dutch pensions scheme (i.e., Mercer prepaid pensions). For the avoidance of doubt, all assets included in Cash shall not be included in Net Working Capital as of any given date.

1.32. “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C §§ 9601 et. seq.), as amended, and the regulations promulgated thereunder.

1.33. “CFIUS” means the Committee on Foreign Investment in the United States.

1.34. “CFIUS Approval” means the occurrence of one or more of the following: (i) written confirmation has been obtained from CFIUS that it has completed its review or, if applicable, investigation, under FINSA, and determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, or (ii) following an investigation, CFIUS shall have reported the transactions contemplated by this Agreement to the President of the United States and either (A) the period under FINSA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement has expired without any such action being threatened, announced or taken, or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement.

1.35. “CFIUS Filing” has the meaning set forth in Section 6.6(b).

1.36. “Change of Control” means, with respect to Mallinckrodt UK, (a) a merger or consolidation of Mallinckrodt UK or any of its Affiliates with an unaffiliated third party which results in the stockholders or equity holders of Mallinckrodt UK or such Affiliate, as applicable, not owning at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger or consolidation, or (b) except in the case of a bona fide equity or debt financings, whether private or public, in which Mallinckrodt UK issues new shares of its capital stock or securities convertible into shares of Mallinckrodt UK, a transaction or series of related transactions in which a third party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of Mallinckrodt UK.

1.37. “Closing” means the consummation of the transactions contemplated by this Agreement, as provided for in Section 2.2.

1.38. “Closing Adjustment Amount” means the Final Purchase Price minus the Estimated Purchase Price, as finally determined pursuant to Section 2.3 and Section 2.4. For the avoidance of doubt, the Closing Adjustment Amount may be a negative number.

1.39. “Closing Cash” means the amount of Cash as of the Effective Time; provided that in no event shall Closing Cash exceed $12,500,000.

1.40. “Closing Date” means the date that is the latest to occur of (i) twelve (12) Business Days after the satisfaction of all conditions precedent hereto as set forth in Article 7 and Article 8 hereto (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of all such conditions), (ii) the second occurring Friday after the satisfaction of all conditions precedent hereto as set forth in Article 7 and Article 8 hereto (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of all such conditions), and (iii) if and only if the satisfaction of all conditions precedent hereto as set forth in Article 7 and Article 8 hereto (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of all such conditions) occurs on or after the fifteenth (15th) calendar day of any Fiscal Month, the last day of such Fiscal Month, unless in any case another date shall be mutually agreed upon by the Parties.

1.41. “Closing Indebtedness” means (i) the amount of Indebtedness of the Transferred Subsidiaries and the Indirect Subsidiaries as of the Effective Time, plus (ii) the Committed Capital Expenditures to the extent not paid in full at or prior to the Closing.

1.42. “Closing Net Cash” means the amount (which may be a negative amount) of Closing Cash, less the amount of Closing Indebtedness.

1.43. “Closing Net Working Capital” means the amount (which may be a negative amount) of Net Working Capital as of the Effective Time.

1.44. “Closing Working Capital Adjustment” means an amount (which may be a negative amount) equal to the Closing Net Working Capital less the Target Net Working Capital.

1.45. “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder.

1.46. “Committed Capital Expenditures” means, collectively, the capital expenditures set forth on Schedule 1.46(a) (the “Reimbursable Committed Capital Expenditures”) and Schedule 1.46(b).

1.47. “Commitment Letter” has the meaning set forth in Section 4.6(a).

1.48. “Comparable Benefits” has the meaning set forth in Section 5.1(a).

1.49. “Competition Filings” has the meaning set forth in Section 6.6(b).

1.50. “Competition Laws” has the meaning set forth in Section 6.6(b).

1.51. “Competitive Activities” has the meaning set forth in Section 6.7(a).

1.52. “Confidentiality Agreement” has the meaning set forth in Section 6.4(a).

1.53. “Contract” means any legally binding written or oral contract, agreement, lease, indenture, mortgage, deed of trust, evidence of indebtedness, commitment or instrument.

1.54. “Contrast Media Agreements” means, collectively, that certain Stock Purchase Agreement, dated as of July 27, 2015, by and among Mallinckrodt Group Sarl, Mallinckrodt US Holdings Inc., Mallinckrodt Netherlands, Mallinckrodt Finance GmbH, Ludlow Corporation, Mallinckrodt Holdings GmbH, Mallinckrodt International Finance S.A. and Guerbet S.A., together with all exhibits, schedules and Ancillary Agreements (as defined therein) contemplated thereby.

1.55. “Copyrights” has the meaning set forth in Section 1.130.

1.56. “De Minimis Claim” has the meaning set forth in Section 9.7(c).

1.57. “Debt Commitment Letters” has the meaning set forth in Section 4.6(a).

1.58. “Debt CP Letter” has the meaning set forth in Section 4.6(a).

1.59. “Debt Financing” has the meaning set forth in Section 4.6(a).

1.60. “Debt Financing Sources” shall mean the entities that have directly or indirectly committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby and their respective Affiliates, including the parties to the Debt Commitment Letters and any joinder agreements or credit agreements relating thereto, together with any of their respective former, current or future general or limited partners, direct or indirect shareholders, controlling persons or equity holders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any form, current or future general or limited partner, direct or indirect shareholder, controlling person or equityholder, manager, member, director, officer, employee, Affiliate representative or agent of the foregoing or any successor or assign of the foregoing.

1.61. “Deductible” has the meaning set forth in Section 9.7(a).

1.62. “Determination Criteria” has the meaning set forth in Section 9.5(f).

1.63. “Disclosure Schedules” means the disclosures to be delivered by the Sellers on the date hereof.

1.64. “Distribution” has the meaning set forth in Section 2.1(b).

1.65. “DOJ” has the meaning set forth in Section 6.6(c).

1.66. “Effective Time” means 11:59 p.m., U.S. Central Time, on the Closing Date.

1.67. “EMA” means the European Medicines Agency.

1.68. “Employees” means (i) individuals listed on Schedule 1.68 who as of the Effective Time are employees of a Transferred Subsidiary or an Indirect Subsidiary and are primarily dedicated to the Business, (ii) any other individuals specifically identified by the Sellers after the date hereof and prior to the Effective Time as being primarily related to the Business that Sellers add to Schedule 1.68 and (iii) any other individuals specifically identified by the Sellers after the date hereof and prior to the Effective Time that are not primarily related to the Business that Sellers add to Schedule 1.68 with the consent of Buyers (including, in any of the foregoing cases, any such employees who are on an approved leave, short-term disability or long-term disability).

1.69. “Encumbrances” means mortgages, liens, charges, claims, security interests, licenses, easements or other encumbrances.

1.70. “Environmental Action” has the meaning set forth in Section 9.5(a).

1.71. “Environmental Indemnity Matters” has the meaning set forth in Section 9.5(a).

1.72. “Environmental Law” means all applicable Laws, which regulate or relate to (i) pollution or the protection or clean-up of the environment; (ii) the use, treatment, storage, transportation, handling, disposal, labeling, exposure of persons to, or release of hazardous substances; (iii) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (iv) human health and safety; or (v) which impose liability or responsibility with respect to any of the foregoing, as they may be in effect on or prior to the date hereof, including in each country where facilities of the Business that are included in the Business Assets are located. Notwithstanding the foregoing, the definition of “Environmental Law” shall not include any Radiation Safety Laws.

1.73. “Environmental Liability” means any liability (contingent or otherwise and including liability for response costs, personal injury, property damage or natural resource damage) or investigatory, corrective or remedial obligation which arises under or relates to any Environmental Law or with respect to Hazardous Materials.

1.74. “Environmental Permits” has the meaning set forth in Section 3.18(c).

1.75. “Equity Commitment Letter” has the meaning set forth in Section 4.6(a).

1.76. “Equity Financing” has the meaning set forth in Section 4.6(a).

1.77. “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

1.78. “ERISA Affiliate” means each corporation or unincorporated trade or business treated at a relevant time as a single employer with any of the Transferred Subsidiaries or the Indirect Subsidiaries pursuant to Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

1.79. “ERISA Plans” has the meaning set forth in Section 3.21(a).

1.80. “Estimated Cash” means the Sellers’ good faith estimate of the Closing Cash.

1.81. “Estimated Closing Statement” has the meaning set forth in Section 2.3(b).

1.82. “Estimated Indebtedness” means the Sellers’ good faith estimate of the Closing Indebtedness.

1.83. “Estimated IT Carve-Out Payment” means the Sellers’ good faith estimate of the IT Carve-Out Pre-Closing Costs.

1.84. “Estimated Net Cash” has the meaning set forth in Section 2.3(a)(ii); provided that in no event shall Estimated Net Cash exceed $500,000.

1.85. “Estimated Net Working Capital” means the Sellers’ good faith estimate of the Closing Net Working Capital.

1.86. “Estimated Purchase Price” has the meaning set forth in Section 2.3(a).

1.87. “Estimated R&D Lab Construction Payment” means the Sellers’ good faith estimate of the R&D Lab Construction Pre-Closing Costs.

1.88. “Estimated Working Capital Adjustment” has the meaning set forth in Section 2.3(a)(iii).

1.89. “European Plant” means the Petten Facility and the Saclay Facility.

1.90. “Excluded Assets” means (i) all of the assets, properties, rights and interests of the Transferred Subsidiaries and the Indirect Subsidiaries that are set forth on Schedule 1.90, and (ii) all Seller Product Codes.

1.91. “Excluded Liabilities” means (i) the Indebtedness (long- or short-term, whether secured or unsecured and whether or not evidenced by any written instrument or agreement) as of the Effective Time of the Transferred Subsidiaries or any of the Indirect Subsidiaries to third parties or any Affiliate of the Sellers or any other person for borrowed money, and (ii) those liabilities of the Transferred Subsidiaries and the Indirect Subsidiaries set forth on Schedule 1.91.

1.92. “Excluded Tax Sharing Agreements” has the meaning set forth in Section 3.6(b).

1.93. “Excluded Taxes” means (a) any Taxes that would otherwise be Indemnified Taxes, to the extent such Taxes do not exceed the aggregate liability for Taxes reflected in the calculation of the Final Purchase Price and (b) any Transfer Taxes.

1.94. “Ex-Im Laws” has the meaning set forth in Section 3.22.

1.95. “Expert” has the meaning set forth in Section 2.4(b).

1.96. “Facility Documents” has the meaning set forth in Section 6.13(c).

1.97. “FDA” means the United States Food and Drug Administration.

1.98. “FDA Law” means any binding Law, judicial interpretation or administrative interpretation or guideline relating to any FDA Regulated Product, including but not limited to the Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq. and its implementing regulations.

1.99. “FDA Regulated Product” means and includes any product or component that is subject to the Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq. and its implementing regulations and/or other laws administered by the FDA.

1.100. “Fee Letter” has the meaning set forth in Section 4.6(a).

1.101. “Final Closing Statement” has the meaning set forth in Section 2.4(a).

1.102. “Final Purchase Price” means the Base Amount plus the Closing Net Cash plus the Closing Working Capital Adjustment.

1.103. “Financial Statements” means the audited consolidated and combined balance sheet of the Business as of September 27, 2013, September 26, 2014 and September 25, 2015, and the related audited consolidated and combined statements of income, cash flows and changes in shareholders’ equity for the periods then ended.

1.104. “FINSA” means section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 and as implemented by Executive Order 11858, as amended, and regulations at 31 C.F.R. Part 800.

1.105. “First Lien Senior Secured Debt Finance” means the debt finance which is made available to either of the Buyers and/or their respective Affiliates and which benefits from first ranking security over their respective material assets and issued share capital.

1.106. “First Lien Senior Secured Debt Financing Documents” means the facility agreements, indentures or other documentation (as amended, varied, amended and restated, refinanced or replaced from time to time) pursuant to which financial institutions, trusts, funds or other persons make First Lien Senior Secured Debt Finance available.

1.107. “First Party” has the meaning set forth in Section 2.5(j).

1.108. “Fiscal Month” means the fiscal month of Mallinckrodt UK and its Affiliates as set forth on Schedule 1.108.

1.109. “FTC” has the meaning set forth in Section 6.6(c).

1.110. “GAAP” means U.S. generally accepted accounting principles.

1.111. “Governmental Authority” means any instrumentality, subdivision, court, administrative agency, department, commission, official or other authority of any country, state, province, municipality or other governmental or political subdivision, or any quasi-governmental, supra-national or private body exercising any regulatory or other governmental authority of any kind.

1.112. “Guarantor” means CapVest Equity Partners III, L.P., a limited partnership organized and existing under the laws of Jersey.

1.113. “Hazardous Materials” means any pollutant, chemical, substance or any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including, but not limited to, any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans and heavy metals.

1.114. “Healthcare Laws” has the meaning set forth in Section 3.16(a).

1.115. “HIPAA” has the meaning set forth in Section 3.16(a).

1.116. “HITECH Act” has the meaning set forth in Section 3.16(a).

1.117. “Holdback Funds” has the meaning set forth in Section 2.5(l).

1.118. “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.119. “HSR Filing” has the meaning set forth in Section 6.6(b).

1.120. “Import Permits” means those permits held by the Sellers or any Affiliate of the Sellers in connection with the Business that are required to import products or components of products of the Business into any one or more jurisdictions covered by each such permit.

1.121. “Income Tax” means any Tax imposed upon or measured by net income or gross income (excluding any Tax based solely on gross receipts) and any franchise Tax in lieu thereof.

1.122. “Income Tax Return” means a Tax Return related to Income Taxes.

1.123. “Indebtedness” means, with respect to either Transferred Subsidiary and any Indirect Subsidiaries and as of any given date: (i) all indebtedness and obligations in respect of borrowed money, including bank overdrafts, obligations evidenced by a note, bond, debenture or similar instrument, together with all accrued interest and expenses, payments, fees, reimbursements, indemnities and other amounts payable in connection therewith, (ii) all unpaid bonuses granted on or before the Closing Date by Sellers or their Affiliates that are triggered by the transaction contemplated by this Agreement and that are payable by any Transferred Subsidiary or Indirect Subsidiary, (iii) any commitment by which any Transferred Subsidiary or any Indirect Subsidiary assures a creditor against loss (including outstanding contingent reimbursement obligations solely with respect to letters of credit that are drawn), (iv) any liabilities associated with interest rate, currency or other derivative securities, (v) all obligations with respect to capital leases or other leases that are required to be capitalized in accordance with GAAP, (vi) all liabilities for deferred purchase price of property or services and all deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations), (vii) any liabilities arising pursuant to any deferred compensation, defined benefit plan or pension scheme (but only to the extent the aggregate net pension scheme liabilities exceed $1,900,000 after taking into account all amounts paid with respect to such pension schemes between the date hereof and Closing) or pursuant to any bonus or incentive programs of the Business and any other severance, transaction bonus, change-of-control payment, stay bonus or other compensatory payment that is owed to any Employee or that will be triggered, in whole or in part, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (including any amounts paid or to be paid to offset or gross-up any person for any excise Taxes or income Taxes related to the foregoing items), (viii) all liabilities under conditional sale or other title retention agreements with respect to acquired property, (ix) any guarantees with respect to any indebtedness of the types specified in clauses (i) through (viii), (x) any other non-current liabilities (but only to the extent such liabilities exceed $1,600,000), including non-current Bayer Xofigo liabilities, Italian agent commissions and, to the extent not included in clause (vii) above, reserves related to employee long-term service awards and (xi) all accrued and capitalized interests related to the items listed above, determined in accordance with the Accounting Principles. For the avoidance of doubt, Indebtedness does not include any (v) deferred revenue, (w) obligations under the tax incentive arrangement described in Disclosure Schedule 3.8(b), (x) obligations under operating leases, (y) intercompany obligations between or among any of the Transferred Subsidiaries and/or the Indirect Subsidiaries, or (z) trade payables and accrued expenses incurred in the Ordinary Course consistent with Past Practice.

1.124. “Indemnified Taxes” means any and all Taxes (a) of or with respect to any of the Transferred Subsidiaries or Indirect Subsidiaries for any Pre-Closing Period, (b) of any member of an affiliated, consolidated, combined or unitary group of which any of the Transferred Subsidiaries or Indirect Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, that is imposed on any Transferred Subsidiary or Indirect Subsidiary, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation, (c) of any Person imposed on any of the Transferred Subsidiaries or Indirect Subsidiaries as a transferee or successor under Law or by Contract (other than Excluded Tax Sharing Agreements), which Taxes relate to an event or transaction occurring before the Closing (d) that are the employer’s share of payroll Taxes attributable to any compensatory payments made, or required to be made, in connection with the transactions contemplated by this Agreement; provided, however, that to the extent any deductions with respect to such compensatory payments are realized in a Post-Closing Period the amount of Indemnified Tax for purposes of this clause (d) shall be net of any actual reduction in the Transferred Subsidiaries’ or Indirect Subsidiaries’ Tax liability for the period in which such deduction is realized and the payment was made calculated on a with and without basis and (e) attributable to the transfer of Excluded Assets to Mallinckrodt UK and its Affiliates before or after the Closing and Taxes attributable to the Restructuring, provided, however, that Indemnified Taxes shall not include any Excluded Taxes or Taxes arising from a Buyer Tax Act.

1.125. “Indemnifying Party” has the meaning set forth in Section 9.3.

1.126. “Indirect Subsidiaries” are, collectively, the subsidiaries (and any associated branch offices) owned, directly or indirectly, by the Transferred Subsidiaries, which are those set forth on Schedule 1.126 (each one of such subsidiaries (and branch offices) being an “Indirect Subsidiary”).

1.127. “Indirect Subsidiary Shares” means the issued and outstanding shares of capital stock or other equity interests in the Indirect Subsidiaries.

1.128. “Injured Party” has the meaning set forth in Section 9.3.

1.129. “Insolvency Events” means, with respect to a person, (i) the institution by or against such person of insolvency, receivership or bankruptcy proceedings or any other proceedings for the settlement of such person’s debts, (ii) upon such person making an assignment for the benefit of creditors, or (iii) upon such person’s dissolution or ceasing to do business.

1.130. “Intellectual Property” means (i) patents, patent applications and supplementary protection certificates, together with all divisionals, continuations, continuations-in-part, reissues, and reexaminations thereof (“Patent Rights”), (ii) trademarks, service marks, logos, business names, trade dress, and trade names and registrations and applications for registrations thereof and all the goodwill associated therewith (“Trademark Rights”), (iii) rights in works of authorship (whether or not copyrightable), copyrights, and registrations and applications for registration thereof (“Copyrights”), (iv) domain name registrations, (v) rights in Software, and (vi) trade secrets, formulas, inventions, designs, manufacturing schematics, improvements, ideas, know-how, manufacturing and production processes and techniques, and other proprietary and confidential information (“Know-How”), and (vii) any other proprietary, or intellectual property rights, in each case, in any jurisdiction.

1.131. “Interim Financial Statement” means the unaudited consolidated and combined balance sheet of the Business as of June 24, 2016, and the related consolidated and combined statements of income for the nine (9) month period then ended.

1.132. “Inventory” means, with respect to the Business, all raw materials (including, without limitation, all active ingredients and packaging materials) and work-in-process of the Business products and all Business finished products and goods, wherever located.

1.133. “IRS” means the United States Internal Revenue Service.

1.134. “IT Carve-Out Agreement” means the Information Technology Carve-Out Agreement dated the date hereof by and between the Sellers and/or one or more of their Affiliates and the Buyers.

1.135. “IT Carve-Out Pre-Closing Costs” means the documented costs incurred by Sellers and their Affiliates under any Data Center Contract (as defined in the IT Carve-Out Agreement) as of and through the Closing Date in accordance with the IT Carve-Out Agreement.

1.136. “Key Employees” has the meaning set forth in Section 5.4.

1.137. “Know-How” has the meaning set forth in Section 1.130.

1.138. “Law” means any statute, law, common law, ordinance, decree, order, injunction, rule, directive, or regulation of any Governmental Authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by law, in each country where facilities of the Business are located.

1.139. “Lease Agreement” means the lease agreement by and between Mallinckrodt UK or its applicable Affiliate, as lessor, and the Buyers or their applicable Affiliate, as lessee, in a form to be mutually agreed by the Parties prior to Closing; provided, that in no event shall the term thereof exceed 8 months following the Closing Date.

1.140. “Leased Personal Property” has the meaning set forth in Section 3.8(b).

1.141. “Leased Real Property” has the meaning set forth in Section 3.10(a).

1.142. “Letter of Credit” has the meaning set forth in Section 6.9.

1.143. “Licensed Seller IP” has the meaning set forth in Section 6.14.

1.144. “Local Transfer Documents” has the meaning set forth in Section 6.11(a).

1.145. “Loss” or “Losses” means each and all of the following items to the extent actually paid or incurred: losses, liabilities, damages, judgments, fines, costs, expenses, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection with any claim (including, without limitation, costs and expenses of suits and Proceedings, and reasonable fees and disbursements of counsel).

1.146. “Mallinckrodt Netherlands” has the meaning set forth in the preamble.

1.147. “Mallinckrodt Pension Plan” has the meaning set forth in Section 5.2(d).

1.148. “Mallinckrodt UK” has the meaning set forth in the preamble.

1.149. “Mallinckrodt UK Acquirer” has the meaning set forth in Section 6.7(b).

1.150. “Mallinckrodt UK Acquirer Competitive Activity” has the meaning set forth in Section 6.7(b).

1.151. “Mallinckrodt US” has the meaning set forth in the recitals.

1.152. “Mallinckrodt’s Savings Programs” has the meaning set forth in Section 5.2(c)(ii).

1.153. “Marketing Authorization” means the authority granted by any Governmental Authority, with appropriate competence in any particular jurisdiction, allowing any one or more entities to develop, market, sell, offer for sale, promote, and/or distribute any product of the Business in such jurisdiction, whether it is a pharmaceutical product, a medical device (including but not limited to a delivery device) or any amalgam of both, including without limitation any New Drug Application, Abbreviated New Drug Application, Investigational New Drug Application, Premarket Approval, 510(k) Registrations, CE certifications, and any approved supplements or additions to any of the foregoing.

1.154. “Maryland Heights Facility” means the facility located at 2703 Wagner Place, Maryland Heights, Missouri 63043.

1.155. “Material Adverse Effect” means any change, effect, development or event that represents or has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Business, the Transferred Subsidiaries and the Indirect Subsidiaries, all taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (ii) any changes, effects, developments or events in the industries in which the Sellers and their Affiliates operate, (iii) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement, or the consummation of or the performance or compliance with the terms of this Agreement or any Ancillary Agreements (including, in each case, any loss of customers, suppliers or employees), (iv) the failure, in and of itself, of the Sellers and their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries), in each case and in respect of the Business, to meet internal forecasts, budgets or financial projections, (v) acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, or (vi) any changes in applicable Law or GAAP (or any interpretation thereof) occurring after the date hereof; provided that any change, effect, development or event set forth in the foregoing clauses (i), (ii), (v) or (vi) may be taken into account in determining whether a Material Adverse Effect has occurred or may, would or could occur to the extent such change, effect, development or event has disproportionately impacted, or would reasonably be expected to disproportionately impact, the Business relative to other companies operating in the industries in which the Business operates.

1.156. “Material Contract” has the meaning set forth in Section 3.12(a).

1.157. “Mo-99” means Molybdenum-99.

1.158. “NDC” has the meaning set forth in Section 1.212.

1.159. “Net Working Capital” means, as of any given date, (i) the total current assets (including accounts receivable, Inventory, and prepaid expenses, but excluding Cash, income Tax assets and deferred Tax assets) of the Transferred Subsidiaries and Indirect Subsidiaries, less (ii) total current liabilities (including accounts payable and accrued liabilities, but excluding Indebtedness, income Tax liabilities and deferred Tax liabilities) of the Transferred Subsidiaries and Indirect Subsidiaries, in each case as determined on a consolidated and combined basis in accordance with the Accounting Principles.

1.160. “Netherlands Buyer” has the meaning set forth in the preamble.

1.161. “Netherlands Shares” means all of the issued and outstanding shares in the share capital of Mallinckrodt Netherlands.

1.162. “New Contract” has the meaning set forth in Section 6.15.

1.163. “New Flex Plan” has the meaning set forth in Section 5.2(i).

1.164. “Non-ERISA Plans” has the meaning set forth in Section 3.21(a).

1.165. “Non-U.S. Benefit Plans” has the meaning set forth in Section 3.21(a).

1.166. “Non-U.S. Transferred Employees” has the meaning set forth in Section 5.3(a).

1.167. “Notary” means any Dutch civil law notary (notaris) of Allen & Overy LLP;

1.168. “Notice of Claim” has the meaning set forth in Section 9.3.

1.169. “Notice of Dispute” has the meaning set forth in Section 2.4(b).

1.170. “NRC” means the U.S. Nuclear Regulatory Commission.

1.171. “NRC Approval” means the approval(s) from the NRC (including, for the avoidance of doubt, any successor agency thereto or any delegates of the NRC required to consent) with respect to the direct or indirect disposition, issuance or transfer to the Buyers, as applicable, of the license or licenses held by any of the Transferred Subsidiaries or the Indirect Subsidiaries.

1.172. “Nuclear Regulatory Filings” has the meaning set forth in Section 6.6(b).

1.173. “Ordinary Course” means, with respect to the Business, the ordinary course of commercial operations customarily engaged in by the Business or any portion or geographic segment of the Business.

1.174. “Outside Date” has the meaning set forth in Section 10.1(b).

1.175. “Owned Real Property” has the meaning set forth in Section 3.9(a).

1.176. “Party” means any Seller or any Buyer, and “Parties” means all of them.

1.177. “Past Practice” means, as to any Party, its past practices, accounting methods, elections and conventions.

1.178. “Patent Rights” has the meaning set forth in Section 1.130.

1.179. “Payment Restriction” has the meaning set forth in Section 2.9(b)(i)

1.180. “Permitted Encumbrances” means, collectively, (i) Encumbrances that are disclosed in the Disclosure Schedules, including Disclosure Schedule 1.180, (ii) liens for Taxes, fees, levies, duties, assessments or other charges of any kind imposed by any Governmental Authority that are not yet delinquent or are being contested in good faith, (iii) liens for mechanics, materialmen, laborers, employees, suppliers or similar liens arising by operation of law arising or incurred in the Ordinary Course or with respect to amounts that are not yet due and payable or, if due and payable, are not delinquent or are being contested in good faith, (iv) in the case of real property, any matters, restrictions, covenants, conditions, limitations, rights, rights of way, encumbrances, encroachments, reservations, easements, agreements and other matters of record, any matters that an accurate survey or inspection of the property would reveal, and the provisions of any Law, including those relating to zoning, subdivision, building or land use, and (v) in the case of Leased Real Property, statutory Encumbrances or Encumbrances arising by operation of Law in favor of landlords for amounts not yet due and payable, and all matters, exclusions, limitations, obligations, conditions, exceptions, and disclaimers, if any, reflected in the Real Property Leases or in any applicable records relating to any Leased Real Property which do not materially impair the use or occupancy of such Leased Real Property or the operation of the Business thereon.

1.181. “Perpetual Representations” has the meaning set forth in Section 9.6(a).

1.182. “Petten Facility” means the facilities located at Westerduinweg 3, 1755 LE Petten, Netherlands.

1.183. “Post-Closing Period” means all taxable periods beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

1.184. “Pre-Closing Indemnified Environmental Liability” means any Environmental Liability attributable or relating to, or resulting from or caused by (a) any operations at a property or facility currently or previously owned, leased or used by the Business, or any one or more of the Transferred Subsidiaries, the Indirect Subsidiaries, or any of their respective predecessors or Affiliates in connection with the Business, other than the Owned Real Property or Leased Real Property, or operations thereon, (b) the off-site treatment, storage, recycling or disposal (or the arrangement therefor) of Hazardous Materials prior to the Closing Date by or on behalf of the Business, or any one or more of the Transferred Subsidiaries, the Indirect Subsidiaries, or any of their respective predecessors or Affiliates in connection with the Business, (c) the exposure of any person to any Hazardous Materials by or on behalf of the Business, or any one or more of the Transferred Subsidiaries, the Indirect Subsidiaries, or any of their respective predecessors or Affiliates in connection with the Business, with respect to each of (a), (b) and (c) prior to the Closing Date, or (d) any Pre-Closing Onsite Environmental Liability.

1.185. “Pre-Closing Onsite Environmental Liability” means any Environmental Liability attributable or relating to, resulting from, or caused by any of the Owned Real Property or Leased Real Property, including any environmental conditions on, under, or emanating from such Owned Real Property or Leased Real Property, except to the extent, and in the proportion, the facts or conditions underlying such Environmental Liability are caused by the action or negligent or willful failure to act by any Buyer and/or its Affiliates (including the Transferred Subsidiaries or any of the Indirect Subsidiaries) in connection with the operation or use of such Owned Real Property or Leased Real Property after the Closing Date; provided that, notwithstanding anything to the contrary in this Agreement, all decommissioning liability arising after the Closing under the Radiation Safety Laws with respect to Owned Real Property, the Leased Real Property or the Business shall be assumed by the Buyer and shall not be considered a Pre-Closing Onsite Environmental Liability or a Pre-Closing Indemnified Environmental Liability.

1.186. “Pre-Closing Periods” means all taxable periods ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

1.187. “Proceeding” or “Proceedings” mean any civil, criminal or administrative action, audit, demand, suit, hearing, investigation or other proceeding by, before or with any Governmental Authority or any arbitration proceeding.

1.188. “Put and Call VPEC Exchange Agreement” has the meaning set forth in Schedule 2.9.

1.189. “Qualified Plans” has the meaning set forth in Section 3.21(b)(v).

1.190. “R&D Access Agreement” means the agreement, if any, providing for, among other things, (i) Mallinckrodt UK’s right to reasonably access the Maryland Heights Facility following the Closing to complete the R&D Lab Construction, to the extent elected by Buyers and agreed by Mallinckrodt UK, and (ii) Buyers’ obligation to reimburse Mallinckrodt UK for the costs associated with R&D Lab Construction that are incurred by Mallinckrodt UK or its Affiliates following the Closing and do not constitute R&D Lab Construction Pre-Closing Costs, that the Parties may enter into pursuant to Section 6.12(b)(ii), in a form to be mutually agreed by the Parties prior to Closing.

1.191. “R&D Lab Construction” means the activities occurring prior to Closing or, to the extent elected by Buyers and agreed by Mallinckrodt UK, following the Closing relating to the construction of the research and development laboratory in the Maryland Heights Facility in accordance with the R&D Lab Construction Work Plan.

1.192. “R&D Lab Construction Pre-Closing Costs” means the documented costs related to the R&D Lab Construction, incurred as of and through the Closing Date, not to exceed the amount set forth in the R&D Lab Construction Work Plan, plus any additional documented costs related to the R&D Lab Construction (i) associated with changes to the R&D Lab Construction Work Plan requested by Buyers and agreed to in writing by Mallinckrodt UK or (ii) to the extent agreed upon in writing by the Parties.

1.193. “R&D Lab Construction Work Plan” means the work plan set forth in Schedule 1.193, if the Buyers make the election described in Section 6.12(a).

1.194. “Radiation Safety Laws” has the meaning set forth in Section 3.16(b).

1.195. “Real Property Leases” means each lease, license or occupancy agreement, and any amendments thereto, with respect to the Leased Real Property.

1.196. “Records” has the meaning set forth in Section 6.3.

1.197. “Reimbursable Committed Capital Expenditures” has the meaning set forth in Section 1.46.

1.198. “Related Parties” has the meaning set forth in Section 10.2(c).

1.199. “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, abandoning or migrating into the environment.

1.200. “Releasing Parties” has the meaning set forth in Section 10.2(c).

1.201. “Renewal Entity Name License Term” has the meaning set forth in Section 6.8(f).

1.202. “Reports” has that meaning set forth in Section 3.16(b).

1.203. “Requesting Party” has the meaning set forth in Section 2.5(j).

1.204. “Required Amount” means all of the amounts payable by the Buyers under Section 2.3 of this Agreement and related fees and expenses of the parties associated therewith.

1.205. “Required Foreign Nuclear Approvals” means the consents and approvals set forth in Schedule 1.205.

1.206. “Required Nuclear Approvals” means both the NRC Approval and the Required Foreign Nuclear Approvals.

1.207. “Restructuring” means the series of transactions that the Sellers and their Affiliates effected prior to the date hereof (as well as any remaining actions to be taken prior to the Closing hereof) for the purposes of extracting Business Assets and the Business from the other businesses of the Sellers and their Affiliates and transferring Business Assets and the Business into the Transferred Subsidiaries and the Indirect Subsidiaries, including (i) the Canadian Subsidiary Contribution to be effected at or prior to the Closing and (ii) the assignment of the Specified License Agreement to Mallinckrodt UK or one of its Affiliates (other than any

Transferred Subsidiary or Indirect Subsidiary) at or prior to the Closing; provided, however, that the Restructuring shall not include the separate purchase by US Buyer of the US Interests, including any distribution of the proceeds of the sale of the US Interests from Mallinckrodt Netherlands to Mallinckrodt UK.

1.208. “Saclay Facility” means the facilities located at Route national 306, Saclay, BP 32, 91192, Gif-sur-Yvette, France.

1.209. “Sanctions Laws” has the meaning set forth in Section 3.22.

1.210. “Seller Marks” means the Seller Names and any other Trademark Rights owned by Sellers or their Affiliates (other than the Transferred Subsidiaries and the Indirect Subsidiaries) that are used on or in connection with the marketing, advertisement, promotion, offer for sale, or sale of any product sold or offered for sale in connection with the Business and that, in each case, are not Business Trademark Rights. No such Trademark Rights that are owned by Sellers or their Affiliates will be owned by the Transferred Subsidiary or the Indirect Subsidiaries on the Closing Date.

1.211. “Seller Names” means the following trademarks, service marks, names and logos of the Sellers and all of their Affiliates that are used in connection with the Business but are not part of the Business Assets and will not be owned by the Transferred Subsidiaries or the Indirect Subsidiaries on the Closing Date: “Mallinckrodt” (or any variant thereof) and any logos, symbols or other representation used generally by the Sellers and their Affiliates in connection with one or more of their businesses and product lines other than the Business.

1.212. “Seller Product Codes” means the national drug codes (“NDC”) for any of the products sold or offered for sale in connection with the Business that include the labeler code of Sellers or any of their Affiliates, other than the Transferred Subsidiaries or the Indirect Subsidiaries, and any packaging UPC codes based on any such NDC.

1.213. “Seller Support Instruments” has the meaning set forth in Section 6.9.

1.214. “Sellers” has the meaning set forth in the preamble.

1.215. “Sellers’ Knowledge” means the actual knowledge of those individuals whose names are set forth on Schedule 1.215.

1.216. “Senior Business Employee” means the individuals whose names are set forth on Schedule 1.216.

1.217. “Shared Contract” means any Contract of the Sellers or any of their Affiliates (other than any Transferred Subsidiary and any Indirect Subsidiary) that are material to the Business, but to which no Transferred Subsidiary or Indirect Subsidiary is a party.

1.218. “Shares” means the Netherlands Shares and the US Interests.

1.219. “Signing Date Ancillary Agreements” means each of the Transition Services Agreement and the IT Carve-Out Agreement.

1.220. “Software” means computer software (whether in object code or source code form), including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, data, databases and compilations, whether machine readable or otherwise, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and all documentation, including user manuals and training documentation, related to any of the foregoing.

1.221. “Specified Agreements” has the meaning set forth in Section 6.2.

1.222. “Specified License Agreement” means the agreements set forth on Schedule 1.222.

1.223. “Specified Terminations” has the meaning set forth in Section 10.2(b).

1.224. “Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

1.225. “Sub-Lease Agreement” has the meaning set forth in Section 1.230.

1.226. “Subordination Letter” has the meaning set forth in Schedule 2.9.

1.227. “Target Net Working Capital” means $41,000,000.

1.228. “Tax Attribute” means net operating losses, capital losses, investment Tax credit carryovers, foreign Tax credit carryovers, overall foreign losses, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability as to any Party for a prior or future taxable period.

1.229. “Tax Claim” and “Tax Claims” have the meaning set forth in Section 2.5(e)(i).

1.230. “Tax Incentive Arrangements” means, together, (a) the Trust Indenture dated December 19, 2008 between St. Louis County, Missouri and UMB Bank N.A. (as amended on December 1, 2013 and May 15, 2016) (the “Trust Indenture”); (b) the Ground Lease Agreement dated December 19, 2008 made between Mallinckrodt Inc. and St. Louis County, Missouri (as subsequently assigned by Mallinckrodt LLC to Mallinckrodt US on August 5, 2016 with effect from January 22, 2016); (c) the Lease Agreement dated December 19, 2008 between St. Louis County, Missouri and Mallinckrodt Inc. (as amended on December 1, 2013) and subsequently partially assigned pursuant to a partial assignment of lease agreement between Mallinckrodt LLC and Mallinckrodt US dated August 5, 2016 with effect from January 22, 2016) (the “Sub-Lease Agreement”); and (d) the Performance Agreement dated December 19, 2008 between Mallinckrodt Inc. and St. Louis County, Missouri (as amended on November 26, 2013).

1.231. “Tax Records” has the meaning set forth in Section 2.5(j).

1.232. “Tax Returns” means all returns, reports, estimates, declarations, information returns or statements filed or required by Law to be filed with a Governmental Authority related to any Tax, including any schedule or attachment thereto, and including any amendment or supplement thereof. Any one of the foregoing Tax Returns shall be referred to as a “Tax Return.”

1.233. “Taxes” means all U.S. and non-U.S. federal, state, city, county and provincial income, profits, employment, franchise, gross receipts, sales, use, transfer, stamp, property, capital gains, capital stock, occupation, estimated, severance, license, withholding, windfall profits, ad valorem, value-added and excise taxes, charges, customs, duties, fees, levies or other charges of a Governmental Authority of the same or similar nature (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) and all penalties, additions to tax and interest relating to or imposed upon, or with respect to any such amounts. Any one of the foregoing Taxes shall be referred to as a “Tax.”

1.234. “Third Party Consultant” has the meaning set forth in Section 9.5(f).

1.235. “Threshold Date” means June 28, 2013.

1.236. “Top Customers” has the meaning set forth in Section 3.27.

1.237. “Top Vendors” has the meaning set forth in Section 3.27.

1.238. “Trademark Rights” has the meaning set forth in Section 1.130.

1.239. “Transferred Benefit Plans” has the meaning set forth in Section 3.21(a).

1.240. “Transfer Taxes” has the meaning set forth in Section 2.5(a).

1.241. “Transferred Employees” means those Employees (i) who are, immediately prior to the Closing, employed by the Sellers or any of their Affiliates in relation to the Business and accept employment with the Buyers or any of their Affiliates effective immediately following the Closing or (ii) whose employment transfers from a Transferred Subsidiary, an Indirect Subsidiary or an Affiliate of the Sellers to the Buyers or any of their Affiliates by operation of Law as a result of the transaction contemplated by this Agreement, or (iii) who are employed by a Transferred Subsidiary or an Indirect Subsidiary as of the Effective Time.

1.242. “Transferred Subsidiaries” has the meaning set forth in the recitals.

1.243. “Transition Services Agreement” means the Transition Services Agreement dated the date hereof by and between Mallinckrodt UK and the Buyers.

1.244. “Trust Indenture” has the meaning set forth in Section 1.230.

1.245. “U.S. Benefit Plans” has the meaning set forth in Section 3.21(a).

1.246. “US Buyer” has the meaning set forth in the preamble.

1.247. “US Interests” means all of the issued and outstanding limited liability company interests in Mallinckrodt US.

1.248. “US Sale” has the meaning set forth in Section 2.1(a).

1.249. “U.S. Transferred Employees” has the meaning set forth in Section 5.2(a).

1.250. “WARN Act” has the meaning set forth in Section 3.20(e).

1.251. “Welfare Plan” means an employee welfare benefit plan as defined in Section 3(1) of ERISA.

1.252. “WG Site” means the Sellers’ facility located at 385 and 369 Marshall Avenue in Webster Groves, Missouri.

1.253. “Willful Breach” has the meaning set forth in Section 10.2(c).

1.254. “Withholding Certificate” has the meaning set forth in Section 2.5(l).

ARTICLE 2

PURCHASE AND SALE OF THE BUSINESS

2.1 Transfer of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a) first, Mallinckrodt Netherlands shall sell, assign, transfer and convey to the US Buyer or its designated Affiliates, and the US Buyer or its designated Affiliates shall purchase, acquire and accept from Mallinckrodt Netherlands, all of Mallinckrodt Netherlands’ right, title and interest to and in all of the US Interests, free and clear of all Encumbrances (the “US Sale”);

(b) second, immediately following completion of the US Sale, Mallinckrodt Netherlands shall distribute that portion of the Estimated Purchase Price allocated and paid to Mallinckrodt Netherlands in accordance with Schedule 2.2 to Mallinckrodt UK (the “Distribution”); and

(c) third, immediately following completion of the Distribution, Mallinckrodt UK shall sell, assign, transfer and convey to the Netherlands Buyer or its designated Affiliates, and the Netherlands Buyer or its designated Affiliates shall purchase, acquire and accept from Mallinckrodt UK, all of Mallinckrodt UK’s right, title and interest to and in all of the Netherlands Shares, free and clear of all Encumbrances.

2.2 Closing. The Closing shall take place at 9:00 a.m., U.S. Central Time, on the Closing Date at the offices of Bryan Cave LLP, in St. Louis, Missouri unless the Parties otherwise agree in writing. At Closing, the Sellers shall deliver or cause to be delivered to the Buyers the documents identified in Article 7, and the Buyers shall deliver to the Sellers (i) by wire transfer of immediately available funds, in accordance with the wire transfer instructions set forth on Schedule 2.2, each of the Estimated Purchase Price, which aggregate amount shall be allocated among, and paid to, the Sellers in accordance with Schedule 2.2 and in the chronological order set forth in Section 2.1, the Estimated R&D Lab Construction Payment, and the Estimated IT Carve-Out Payment, and (ii) the documents identified in Article 8.

2.3 Estimated Purchase Price.

(a) At Closing, and in addition to the amounts of the Estimated R&D Lab Construction Payment and the Estimated IT Carve-Out Payment, Buyers shall pay the “Estimated Purchase Price” for the Shares and for other rights of the Buyers hereunder, calculated as follows:

(i) $574,200,000 (the “Base Amount”); plus

(ii) the Estimated Cash, less the Estimated Indebtedness, which may be a negative number (the “Estimated Net Cash”); plus

(iii) the Estimated Net Working Capital, less the Target Net Working Capital, which may be a negative number (the “Estimated Working Capital Adjustment”).

(b) No later than twelve (12) Business Days prior to the Closing Date, the Sellers shall prepare, or cause to be prepared, and deliver to the Buyers a detailed written statement (the “Estimated Closing Statement”) setting forth (A) the Estimated Cash, (B) the Estimated Indebtedness, (C) (given (A) and (B)), the Estimated Net Cash, (D) the Estimated Net Working Capital, (E) (given (D) and the Target Net Working Capital), the Estimated Working Capital Adjustment, each of the foregoing clauses (A) – (E) calculated based on books, records and other applicable financial information prepared in accordance with the defined terms set forth herein, and thus, (F) the resulting Estimated Purchase Price, as well as (G) the Estimated R&D Lab Construction Payment and (H) the Estimated IT Carve-Out Payment. Prior to the Closing, the Sellers and the Buyers shall, in good faith, seek to resolve any differences that they may have with respect to the computation of any of the items in the Estimated Closing Statement and revise the Estimated Purchase Price, the Estimated R&D Lab Construction Payment and the Estimated IT Carve-Out Payment accordingly; provided, that if the Parties are unable to resolve all such differences prior to the Closing, the amounts of Estimated Cash, Estimated Indebtedness, Estimated Net Cash, Estimated Net Working Capital, Estimated Working Capital Adjustment and, thus the Estimated Purchase Price, as well as the Estimated R&D Lab Construction Payment and the Estimated IT Carve-Out Payment, as set forth in the Estimated Closing Statement shall be used for purposes of determining the payment to be made by the Buyers to the Sellers in accordance with the first sentence of Section 2.3(a).

2.4 Post-Closing Adjustment.

(a) Within ninety (90) days following the Closing Date, the Buyers shall cause to be prepared and delivered to Mallinckrodt UK a written statement setting out, in reasonable detail, a calculation of (i) the Closing Net Working Capital, (ii) the Closing Working Capital Adjustment, (iii) the Closing Indebtedness, (iv) the Closing Cash, and (v) the Closing Net Cash, which when considered together, results in the calculation of the Final Purchase Price from Buyers’ viewpoint, as well as the Buyers’ view of (vi) the R&D Lab Construction Pre-

Closing Costs and (vii) the IT Carve-Out Pre-Closing Costs (altogether the “Final Closing Statement”), together with all related supporting schedules, calculations and documentation reasonably appropriate to support the amounts set forth therein. During the forty-five (45) days after the date Mallinckrodt UK receives the Final Closing Statement, when and as reasonably requested, the Buyers shall, and shall cause their officers, directors, employees and accountants to afford Mallinckrodt UK and its authorized representatives reasonable access to the offices, books and records necessary for a review by Mallinckrodt UK of the amounts set forth in the Final Closing Statement and to take copies of the same, provided however that (x) any such access or furnishing of information shall be conducted during normal business hours and in such manner as not to interfere with the normal operations of the Business and (y) Mallinckrodt UK shall bear all of its own costs in connection with its review of the amounts set forth in the Final Closing Statement. The Buyers will charge no amount to Mallinckrodt UK for the time spent by Buyers’ officers, directors, employees, accountants or other representatives in connection with the foregoing.

(b) If Mallinckrodt UK disputes any amount or item set forth in the Final Closing Statement as calculated by the Buyers, not more than forty-five (45) days after the date Mallinckrodt UK receives the Final Closing Statement, Mallinckrodt UK shall deliver to the Buyers a written notice, specifying in reasonable detail all points of disagreement with the Buyers’ Final Closing Statement and setting forth revised calculations for any of the amounts and items set forth in the Final Closing Statement, including, without limitation, any revision to the Final Purchase Price, the R&D Lab Construction Pre-Closing Costs or the IT Carve-Out Pre-Closing Costs (the “Notice of Dispute”), it being understood that all items and amounts in the Final Closing Statement not specifically referenced as being in dispute in the Notice of Dispute shall be deemed to have been agreed upon, and shall be final, for all purposes hereof. If no Notice of Dispute is delivered by Mallinckrodt UK to the Buyers within such forty-five (45) day period, it shall be conclusively presumed that the Final Closing Statement and thus the Final Purchase Price, the R&D Lab Construction Pre-Closing Costs and the IT Carve-Out Pre-Closing Costs and all other amounts and items set forth therein as prepared by the Buyers have been agreed upon for all purposes of this Section 2.4. Upon the Buyers’ receipt of any Notice of Dispute, Mallinckrodt UK and the Buyers shall promptly consult with each other with respect to the specified points of disagreement set forth in the Notice of Dispute in an effort to resolve the dispute. If any such dispute cannot be resolved by Mallinckrodt UK and the Buyers within thirty (30) days after the Buyers receive the Notice of Dispute, Mallinckrodt UK and the Buyers shall jointly refer the dispute to an international accounting firm that is an expert in all relevant accounting matters and standards and that has no material relationship with any of the Parties appointed by mutual agreement of the Parties (the “Expert”), to finally resolve, as soon as practicable, and in any event within sixty (60) days after such reference, all unresolved points of disagreement with respect to the Final Closing Statement. For purposes of such determination by the Expert, each of Mallinckrodt UK and the Buyers shall submit to the Expert a proposed calculation of each disputed issue and a written statement of its position with respect to each disputed issue. The Expert shall apply the applicable terms of this Agreement and in particular the defined terms set forth herein to resolve the issues for dispute and shall otherwise make its determination in accordance with such procedures as the Parties may agree. In no event shall the Expert assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Expert’s determination shall be based solely on written submissions by Mallinckrodt UK and the Buyers

(i.e., not an independent review) and on the definitions included herein, and shall be final and binding on the Parties for all purposes hereunder and shall not be subject to appeal or further review. Each of the Parties shall bear its own expenses in connection with any such dispute, except that the fees and expenses of the Expert shall be allocated reasonably by the Expert. All determinations by the Expert shall be final, conclusive and binding with respect to the Final Closing Statement and any item or amount set forth therein, in the absence of fraud or manifest error.

(c) Based on the Closing Adjustment Amount, as determined herein above, the Estimated Purchase Price shall be adjusted upwards or downwards as follows pursuant to this Section 2.4:

(i) if the Final Purchase Price exceeds the Estimated Purchase Price the Buyers shall pay to Mallinckrodt UK the amount in cash equal to the excess of the Final Purchase Price over the Estimated Purchase Price; and

(ii) if the Final Purchase Price is lower than the Estimated Purchase Price Mallinckrodt UK shall pay to the Buyers the amount in cash equal to the excess of the Estimated Purchase Price over the Final Purchase Price.

(d) The Estimated IT Carve-Out Payment shall be adjusted upwards or downwards as follows pursuant to this Section 2.4:

(i) if the IT Carve-Out Pre-Closing Costs as finally determined in accordance with this Section 2.4 exceeds the Estimated IT Carve-Out Payment, the Buyers shall pay to Mallinckrodt UK the amount in cash equal to the excess of the IT Carve-Out Pre-Closing Costs over the Estimated IT Carve-Out Payment; and

(ii) if the IT Carve-Out Pre-Closing Costs as finally determined in accordance with this Section 2.4 are lower than the Estimated IT Carve-Out Payment, Mallinckrodt UK shall pay to the Buyers the amount in cash equal to the excess of the Estimated IT Carve-Out Payment over the IT Carve-Out Pre-Closing Cost.

(e) The Estimated R&D Lab Construction Pre-Closing Costs shall be adjusted upwards or downwards as follows pursuant to this Section 2.4:

(i) if the R&D Lab Construction Pre-Closing Costs as finally determined in accordance with this Section 2.4 exceeds the Estimated R&D Lab Construction Pre-Closing Costs, the Buyers shall pay to Mallinckrodt UK the amount in cash equal to the excess of the R&D Lab Construction Pre-Closing Costs over the Estimated R&D Lab Construction Pre-Closing Costs; and

(ii) if the R&D Lab Construction Pre-Closing Costs as finally determined in accordance with this Section 2.4 are lower than the Estimated R&D Lab Construction Pre-Closing Costs, Mallinckrodt UK shall pay to the Buyers the amount in cash equal to the excess of the Estimated R&D Lab Construction Pre-Closing Costs over the R&D Lab Construction Pre-Closing Costs.

(f) Notwithstanding anything in Section 2.4(d), Section 2.4(e) or elsewhere in this Agreement to the contrary, if the amounts set forth in the Final Closing Statement (as finally determined in accordance with Section 2.4(b)) with respect to the R&D Lab Construction Pre-Closing Costs and/or the IT Carve-Out Pre-Closing Costs are based on estimates of such costs, and the finally documented costs relating thereto later differ from the amounts set forth in the Final Closing Statement, or if there are additional documented costs relating thereto not reflected in the Final Closing Statement, then Mallinckrodt UK shall provide the Buyers, promptly following its determination of any documented costs that differ from the amounts contained in the Final Closing Statement (or are additional thereto), and in any event within one hundred and eighty (180) days following the Closing Date, a written statement setting out a calculation of the updated R&D Lab Construction Pre-Closing Costs and/or IT Carve-Out Pre-Closing Costs, as applicable, together with all related supporting schedules, calculations and documentation reasonably appropriate to support the amounts set forth therein. Mallinckrodt UK or the Buyers, as applicable, shall reimburse the other Party to the extent the documented costs so updated are higher or lower than the amounts set forth in the Final Closing Statement.

(g) Any payment required to be made under this Section 2.4 by either Mallinckrodt UK or the Buyers shall be by wire transfer of immediately available funds, not more than ten (10) days after final determination thereof, to an account to be designated by the payee at least five (5) days prior to the due date.

2.5 Taxes.

(a) All sales, use, value-added, gross receipts, registration, stamp or other similar transfer Taxes incurred in connection with the transfer and purchase of the Netherlands Shares and the US Interests, as contemplated by the terms of this Agreement, including all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed upon, or payable, collectible or incurred (collectively, “Transfer Taxes”), shall be borne by the Buyers. The Buyers and the Sellers agree to (i) use commercially reasonable efforts in good faith to minimize the applicability and amount of any Transfer Taxes that may be assessed in connection with the transactions contemplated hereunder and (ii) cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of applicable Law in connection with the payment of any such Transfer Taxes.

(b) Any Indemnified Taxes, other than Excluded Taxes, shall be borne by Mallinckrodt UK. Any Excluded Taxes shall be borne by the Buyers.

(c) The Parties shall apportion any liability for Taxes with respect to the Transferred Subsidiaries or the Indirect Subsidiaries for any Straddle Period in the manner set forth in this Section 2.5(c). In the case of any Taxes that are imposed on a periodic basis, the portion of such Tax which relates to the portion of the Straddle Period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes described in clause (ii), be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the portion of such taxable period ending on the Closing Date and the denominator of which is the total number of days in such taxable period, and (ii) in the case of any Taxes based upon or related to income or receipts or imposed in connection with payments to other persons (including wages) or any sale or other transfer or assignment of property (whether real or personal or tangible or intangible), be deemed to be equal to the amount which would be payable if the relevant taxable period ended on the Closing Date pursuant to an interim closing of the books. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended as of the end of business on the Closing Date.

(d) The Buyers and Mallinckrodt UK agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including reasonable access to books and records), making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and other assistance and to otherwise cooperate fully, as and to the extent reasonably requested by the other Person, as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or Proceeding relating to any Tax matter with respect to the Transferred Subsidiaries or the Indirect Subsidiaries. Any Tax audit or other Tax Proceeding with respect to a Pre-Closing Period (including any Straddle Period) shall be subject to the procedures set forth in Section 2.5(e) below. The provisions above apply equally to any Transferred Subsidiary or Indirect Subsidiary that is treated as a disregarded entity under applicable Law.

(e) Tax Claims.

(i) After the Closing, the Buyers shall within ten (10) Business Days notify Mallinckrodt UK in writing upon receipt by the Buyers or any Affiliate of the Buyers (including the Transferred Subsidiaries and the Indirect Subsidiaries) of any written notice of any pending or threatened audit, examination or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or similar claim relating to Taxes of any Pre-Closing Period (including any Straddle Period) with respect to which Mallinckrodt UK could be liable hereunder (a “Tax Claim” and collectively the “Tax Claims”) provided, that the failure to give such notice shall not affect the indemnification provided under this Agreement except to the extent the indemnifying party has been materially prejudiced as a result of such failure.

(ii) Mallinckrodt UK shall have the option (but not the obligation) to control representation with respect to any Tax Claim to the extent it relates to one or more tax periods that end on or prior to the Closing Date, provided that Mallinckrodt UK (or any of their Affiliates) notifies Buyers of its decision to exercise such option within fifteen (15) Business Days of receipt of Buyers’ notification of such Tax Claim pursuant to Section 2.5(e)(i). With respect to any such Tax Claim controlled by Mallinckrodt UK pursuant to the prior sentence, at Mallinckrodt UK’s own expense, Mallinckrodt UK shall take any and all actions with respect to the defense of all such Tax Claims (and the Buyers shall, and shall cause the Transferred Subsidiaries and the Indirect Subsidiaries to, provide Mallinckrodt UK with the appropriate powers of attorney or other necessary authorizations); provided, however, the Buyers shall be entitled, at their election and at their own expense, to participate in any such Tax Claims, review in advance any correspondence prepared in connection with such Tax Claims, comment on any such Tax Claims, and employ counsel at their own expense; provided, further, that Mallinckrodt UK, irrespective of whether or not the Buyers have elected to so participate in the defense of any Tax Claim, may not settle or compromise any Tax Claim if such settlement would result in Buyers being liable for any amounts under this Agreement or otherwise without the Buyers’ consent, which consent shall not be unreasonably withheld, delayed or conditioned. Mallinckrodt UK shall, at its sole expense, keep the Buyers timely informed with respect to the status and nature of any Tax Claims.

(iii) The Buyers will control representation with respect to any Tax Claim that Mallinckrodt UK does not elect to control pursuant to Section 2.5(e)(ii), provided, however, that with respect to any such Tax Claims, Mallinckrodt UK shall be entitled, at its election and at its own expense, to participate in any such Tax Claims, review in advance any correspondence prepared in connection with such Tax Claims, comment on any such Tax Claims, and employ counsel at their own expense; provided, further, that the Buyers, irrespective of whether or not Mallinckrodt UK has elected to so participate in the defense of any Tax Claim, may not settle or compromise any such Tax Claim that it controls pursuant to this Section 2.5(e)(iii) without Mallinckrodt UK’s consent, which consent shall not be unreasonably withheld, delayed or conditioned. The Buyers shall keep Mallinckrodt UK timely informed with respect to the status and nature of any such Tax Claims.

(iv) To the extent there is a conflict between the provisions of this Section 2.5(e), on the one hand, and the provisions of Sections 9.3 and 9.4, on the other hand, with respect to any Tax Claim, the provisions of this Section 2.5(e) shall govern.

(f) Tax Returns and Certain Related Matters.

(i) Mallinckrodt UK shall prepare or cause to be prepared, and file or cause to be filed, all Income Tax Returns for the entities listed in Schedule 2.5(f)(i) relating to Pre-Closing Periods (other than Straddle Periods) that are required to be filed after the Closing. Mallinckrodt UK shall provide the Buyers with a draft of each such Income Tax Return at least thirty (30) days prior to the due date for filing such Income Tax Return. All such Income Tax Returns shall be prepared in a manner consistent with Past Practice of the Transferred Subsidiaries and the Indirect Subsidiaries in preparing their applicable Tax Returns (unless otherwise required by applicable Law). The Buyers shall have fifteen (15) days to review, comment on, approve the content of and consent to the filing of such Income Tax Returns prior to the filing thereof. Mallinckrodt UK shall make such revisions as are reasonably requested by the Buyers, and the Buyers and Mallinckrodt UK agree to consult and resolve in good faith any issues arising as a result of the review of such Income Tax Returns by the Buyers prior to the filing of such Income Tax Returns. In the event Mallinckrodt UK and the Buyers are unable to agree upon resolution of such issues, Mallinckrodt UK shall make the final determination as to the resolution of any disputed items. Mallinckrodt UK shall promptly, but in any event, no later than three (3) Business Days prior to the due date for the payment thereof, remit to the Buyers any Taxes shown on any such Tax Returns for which Mallinckrodt UK is liable pursuant to Sections 2.5(b) and 2.5(c) and the Buyers shall cause such amounts to be timely paid to the applicable Governmental Authority. Mallinckrodt UK shall bear the costs of preparing any Tax Return prepared pursuant to this Section 2.5(f)(i).

(ii) Except for Tax Returns prepared pursuant to Section 2.5(f)(i), the Buyers shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Transferred Subsidiaries and the Indirect Subsidiaries that are required to be filed after the Closing. Buyers shall provide Mallinckrodt UK with a draft of each such Income Tax Return that reflects an amount of Taxes for which Mallinckrodt UK is liable under this Agreement at least thirty (30) days prior to the due date for filing such Income Tax Return. All such Income Tax Returns shall be prepared in a manner consistent with Past Practice of the Transferred Subsidiaries and the Indirect Subsidiaries in preparing their applicable Tax Returns (unless otherwise required by applicable Law). Mallinckrodt UK shall have fifteen (15) days to review, comment on, approve the content of and consent to the filing of such Income Tax Returns prior to the filing thereof. The Buyers shall make such revisions as are reasonably requested by Mallinckrodt UK, and the Buyers and Mallinckrodt UK agree to consult and resolve in good faith any issues arising as a result of the review of such Income Tax Returns by Mallinckrodt UK prior to the filing of such Income Tax Returns. In the event Mallinckrodt UK and the Buyers are unable to agree upon resolution of such issues, the disputed items will be resolved (within a reasonable time) by an independent accounting firm chosen by both the Buyers and Mallinckrodt UK. Upon resolution of all such items, the relevant Tax Return will be filed, or if necessary, amended on that basis. The costs, fees and expenses of the independent accounting firm will be allocated between the Buyers, on the one hand, and Mallinckrodt UK, on the other hand, in the same manner as provided in Section 2.4(b). Mallinckrodt UK shall promptly remit to the Buyers any Taxes shown on such Tax Returns for which Mallinckrodt UK is liable pursuant to Sections 2.5(b) and 2.5(c) and the Buyers shall cause such amounts to be timely paid to the applicable Governmental Authority. The Buyers shall bear the costs of preparing any Tax Return prepared pursuant to this Section 2.5(f)(ii).

(iii) Notwithstanding anything herein to the contrary, for the avoidance of doubt, the failure of a party to deliver a draft Tax Return prior to the due date for filing such Tax Return will not void any indemnity obligation hereunder and failure or inability of the other party to exercise its review or comment or consent right shall not prevent the party with the filing obligation from timely filing a Tax Return, which Tax Returns can be amended, as necessary, following exercise of review, comment or consent rights.

(iv) All Tax Returns for taxable periods beginning after the Closing Date (which, for the avoidance of doubt, does not include any Straddle Period) with respect to the Transferred Subsidiaries and the Indirect Subsidiaries shall be the responsibility of the Buyers.

(v) Unless required by applicable Law, the Buyers shall not cause or permit any Transferred Subsidiary, Indirect Subsidiary or Affiliate of the Buyers to amend any Tax Return for a Pre-Closing Period (including a Straddle Period) that could reasonably result in any increased Tax liability for which Mallinckrodt UK would be liable or could reasonably cause any reduction or impairment of any refund or other Tax benefit that would be enjoyed by Mallinckrodt UK, including under this Agreement, for any Pre-Closing Period or a portion of a Straddle Period ending on the Closing Date, without the prior written consent of Mallinckrodt UK, which consent will not be unreasonably withheld, conditioned or delayed.

(vi) The Buyers shall, and shall cause each Transferred Subsidiary and Indirect Subsidiary to, make any available elections to waive the right to carry back any Tax Attribute generated in a taxable period or portion thereof ending after the Threshold Date to a taxable period or portion thereof ending on or prior to the Threshold Date, unless Mallinckrodt UK gives the Buyers prior written consent to not make such elections, such consent to be exercised in Mallinckrodt UK’s sole discretion.

(vii) Until after the third anniversary of the Closing Date, except (A) to the extent required by applicable Law, (B) if the failure to so change would have a material adverse effect on the Buyers and their subsidiaries or (C) if there is a breach of the representations and warranties set forth in Section 3.6(m), without the prior written consent of Mallinckrodt UK, which consent will not be unreasonably withheld, conditioned or delayed, the Buyers shall not be permitted and shall not permit any Transferred Subsidiary or Indirect Subsidiary to take the actions described in Schedule 2.5(f)(vii).

(g) Except to the extent reflected in the calculation of Final Purchase Price, the Buyers shall promptly pay or shall cause prompt payment to be made to Mallinckrodt UK of all refunds of Taxes and interest thereon received by, or credited against Tax liability of the Buyers in lieu of a Tax refund, any Affiliate of the Buyers, or any Transferred Subsidiary or Indirect Subsidiary attributable to any Pre-Closing Period (including the portion of a Straddle Period ending as of the end of business on the Closing Date), provided, that (A) payments to Mallinckrodt UK under this Section 2.5(g) shall be net of (1) any out-of-pocket costs associated in obtaining such refund of Taxes, (2) any Tax required to be withheld on such payment and (3) any Taxes actually imposed on the Buyers or any of their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) as a result of such refunds and (B) no Tax refund (or credit for overpayment) shall be due to the extent it arises as a result of a carryforward of a loss or credit (other than a credit for overpayment) or other Tax benefit arising in a Pre-Closing Period to a Post-Closing Period. If there is a subsequent reduction by a taxing authority (or by virtue of a change in applicable Tax Law), of any amounts with respect to which a payment has been made to Mallinckrodt UK by the Buyers pursuant to this Section 2.5(g), then Mallinckrodt UK shall pay the Buyers an amount equal to such reduction plus any interest or penalties imposed by a taxing authority with respect to such reduction.

(h) All Tax sharing or similar agreements to which any Transferred Subsidiary or Indirect Subsidiary is a party (other than (1) the Tax Matters Agreement between Covidien plc and Mallinckrodt plc dated June 28, 2013, (2) Excluded Tax Sharing Agreements, and (3) those Tax sharing or similar agreements to which any Transferred Subsidiary or Indirect Subsidiary is a party with another Transferred Subsidiary or Indirect Subsidiary which the Buyers request in writing to Mallinckrodt UK not be terminated prior to the close of business on the Closing Date) and all powers of attorney with respect to Taxes relating to the Transferred Subsidiaries and the Indirect Subsidiaries shall be terminated as of the Effective Time and, after such time, no Transferred Subsidiary or Indirect Subsidiary shall be bound thereby or have any rights or obligations thereunder.

(i) For the avoidance of doubt, for purposes of determining the amount of any Taxes owed hereunder by Mallinckrodt UK (or an Affiliate of Mallinckrodt UK), there shall be taken into account as a reduction in such obligation (without duplication of any amounts paid to Mallinckrodt UK pursuant to Section 2.5(g)) any deposit, prepayment, estimated payment, carryforward or similar amount (i) paid or credited at any time by Mallinckrodt UK or an Affiliate of Mallinckrodt UK, and (ii) paid or credited on or before the Closing Date by the Transferred Subsidiaries, the Indirect Subsidiaries, or an Affiliate of any of them, in either case, except to the extent reflected in the calculation of the Final Purchase Price.

(j) Until the later of (i) the expiration of any applicable statutes of limitations and (ii) seven (7) years after the Threshold Date, the parties shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (“Tax Records”) in respect of Taxes of any of the Transferred Subsidiaries or Indirect Subsidiaries. At any time after the Closing Date and before seven (7) years after the Threshold Date that either party propose to destroy any such Tax Records (the “First Party”), it shall first notify the other party (the “Requesting Party”) in writing and the Requesting Party shall be entitled to receive such materials or information proposed to be destroyed at the Requesting Party’s expense if the Requesting Party so notifies the First Party in writing, provided that the Requesting Party notifies the First Party in writing within thirty (30) days from the day the Requesting Party receives the requisite notification from the First Party.

(k) Notwithstanding anything in this Agreement to the contrary, the Buyers or their designee and the Transferred Subsidiaries, Indirect Subsidiaries, or any party to this Agreement shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as the Buyers or their designee or such other person are required to deduct and withhold with respect to the making of such payment as required by the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding were made.

(l) Prior to the Closing Date, Mallinckrodt UK shall request a withholding certificate from the IRS pursuant to Treasury regulation Section 1.1445-3 stating that no withholding is required pursuant to Code Section 1445 in connection with the transactions contemplated by this Agreement (the “Withholding Certificate”). If the Withholding Certificate is received prior to Closing, Mallinckrodt UK shall provide a copy of such Withholding Certificate to Buyers at or prior to the Closing. If the Withholding Certificate is not received prior to Closing, Mallinckrodt UK shall provide notice of its application for the Withholding Certificate to Buyers at or prior to Closing, and Buyers shall withhold an amount equal to fifteen percent (15%) of the amount of the amount realized for U.S. federal income tax purposes with respect to any U.S. real property interests held by Mallinckrodt US (the “Holdback Funds”). When the Withholding Certificate is received, Mallinckrodt UK shall provide a copy of such Withholding Certificate to Buyers and Buyers shall promptly remit the Holdback Funds to Mallinckrodt US. Notwithstanding the foregoing, the Buyers shall be permitted to remit any amount of the Holdback Funds to the IRS pursuant to Section 1445 of the Code if the Withholding Certificate received states that such remittance is required, the request for a Withholding Certificate is denied, or such remittance is otherwise required by applicable Law.

2.6 Allocation of Final Purchase Price. The Final Purchase Price and any adjustments thereto shall be allocated for income tax purposes between the Netherlands Shares and the US Interests in accordance with Schedule 2.6. Any additional consideration paid by the Buyers pursuant to Section 2.9 shall be allocated for income tax purposes to the US Interests, other than any additional consideration paid pursuant to Section 2.9(c), which shall be allocated to the Netherlands Shares. Within sixty (60) days after final determination (by agreement or otherwise) of the Final Purchase Price, the R&D Lab Construction Pre-Closing Costs and the IT Carve-Out Pre-Closing Costs, Mallinckrodt UK shall prepare and deliver to the US Buyer, for its review, a schedule allocating the portion of the Final Purchase Price, the R&D Lab Construction Pre-Closing Costs, and the IT Carve-Out Pre-Closing Costs, in each case, that is attributable to the US Interests, plus the assumed liabilities of Mallinckrodt US (to the extent included in “amount realized” for U.S. federal income tax purposes) among the assets of Mallinckrodt US and the appropriate covenants set forth in Section 6.7 in accordance with Section 1060 of the Code and any similar provision of state, local or foreign Law, as appropriate (the “Allocation”). The US Buyer shall have the right, for thirty (30) days after such delivery, to provide reasonable, written comments to such draft Allocation. If the US Buyer provides written comments to the draft Allocation within such thirty (30) day period, the US Buyer and Mallinckrodt UK shall negotiate in good faith for thirty (30) days after such comments are delivered in an attempt to resolve any disagreements between them with respect to such draft Allocation. If the US Buyer does not object to such draft Allocation within such thirty (30) day period, or the US Buyer and Mallinckrodt UK resolve any disagreements between them with respect to such draft Allocation, (i) such Allocation shall be final and binding on the Parties, (ii) none of the Parties or any Affiliate thereof shall take any position (whether in audits, in other Proceedings, on any Tax Return or otherwise) that is inconsistent with the final Allocation, unless required by applicable Law, (iii) any subsequent adjustments to the Final Purchase Price shall be reflected in amendments to the Allocation made in accordance with the principles set forth in Treasury Regulations Section 1.1060-1 and (iv) any additional consideration paid by the Buyers pursuant to Section 2.9 shall be allocated to Section 197 intangibles, as defined in the Code, in accordance with Section 1060 of the Code and the related Treasury Regulations. If the US Buyer and Mallinckrodt UK are unable to resolve all such disagreements with respect to the draft Allocation, then the Allocation shall not be binding on the Parties.

2.7 Completion of Transfers and Assurance of Beneficial Interest.

(a) In the event that, notwithstanding the sale of the Shares hereunder at Closing, legal title, or other rights of ownership, use or possession, to any of the Business Assets is not owned, leased, licensed or otherwise held by the Transferred Subsidiaries or the Indirect Subsidiaries at Closing, Mallinckrodt UK shall, or shall cause an Affiliate thereof holding such Business Assets to, to the extent permitted by applicable laws, hold such Business Assets as nominee for the Transferred Subsidiaries and the Indirect Subsidiaries until completion of such transfers in accordance with the provisions of Sections 2.7(b) and 2.7(c) set forth below, unless and to the extent of any specific arrangements agreed upon by the Parties in the Transition Services Agreement.

(b) In the event that the legal interest in any of the Business Assets, or any claim, right or benefit arising thereunder or resulting therefrom, has not been transferred or conveyed by the Sellers or their respective Affiliates to the Transferred Subsidiaries or the Indirect Subsidiaries as of the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such transfer have not been obtained or waived, then the legal interest in such Business Assets shall not be deemed to be transferred or conveyed unless and until such waiting or notice period shall have expired or until approval, consent or waiver thereof is obtained. Except as set forth in Section 6.6 with respect to Competition Filings, CFIUS Filings and all steps necessary to obtain CFIUS Approval, and Required Nuclear Approvals, the Sellers shall, and shall cause their Affiliates to, at their expense, and the Buyers shall and shall cause their designated Affiliates to use, at the Sellers’ expense (including any reasonable out-of-pocket expenses incurred by Buyer that are approved in advance by Mallinckrodt UK), commercially reasonable efforts to cooperate in obtaining such consents or approvals as may be necessary to complete such transfers as soon as practicable. The failure of the Sellers to obtain any such required consents or approvals prior to Closing (other than as provided in Article 7) shall not affect the Buyers’ obligations to close under this Agreement or to pay, or cause to be paid, the Estimated Purchase Price. Nothing in this Agreement shall be construed as an attempt to assign to the Transferred Subsidiaries or the Indirect Subsidiaries any legal interest in any of the Business Assets which, as a matter of law or by the terms of any legally binding contract, engagement or commitment to which any Seller, Transferred Subsidiary or Indirect Subsidiary is subject, is not assignable without the consent of any other party, unless such consent shall have been given or the requirement of such consent shall have been waived in writing by such other party.

(c) Pending the conveyances and transfers referred to in Section 2.7(b), Mallinckrodt UK shall, to the extent permitted by applicable laws, hold any such Business Assets that cannot be conveyed or transferred for the benefit and at the risk of the Transferred Subsidiaries and Indirect Subsidiaries and shall cooperate with the Buyers in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Buyers, including, without limitation, those arrangements that will be set forth in and governed by the terms of any Transition Services Agreement.

(d) Without limiting Sections 3.11, 3.25 or 6.15 (or Buyers’ rights to indemnification pursuant to Article 9 with respect thereto), following the Closing Mallinckrodt UK shall, and shall cause its Affiliates to, as promptly as practicable after the Closing, use commercially reasonable efforts to transfer, lease, license or otherwise convey each Business Asset that has not, prior to or at the Closing, been transferred, leased, licensed or otherwise conveyed to the Buyers or any Transferred Subsidiary or Indirect Subsidiary, to a Transferred Subsidiary or Indirect Subsidiary, with no additional consideration payable to Mallinckrodt UK.

2.8 Excluded Assets and Liabilities.

(a) Prior to the Closing, (i) the Sellers shall cause the Transferred Subsidiaries and the Indirect Subsidiaries to transfer to other Affiliates of the Sellers, without consideration, any assets owned by them which are Excluded Assets, and (ii) the Sellers shall take best efforts to ensure that no Excluded Assets are included in the Transferred Subsidiaries or the Indirect Subsidiaries at Closing. Any and all costs and expenses and other liabilities incurred in transferring ownership of the Excluded Assets from the Transferred Subsidiaries and the Indirect Subsidiaries to other Affiliates of the Sellers, including, but not limited to, applicable Taxes, recording and filing fees and preparation of transfer documents, whether incurred before or after Closing, shall be borne by Mallinckrodt UK.

(b) To the extent permitted by applicable law and regardless of whether or not in any given circumstance the Sellers have complied fully with the requirements of Section 2.8(a) above, the entire beneficial interest in and to, and the risk of loss with respect to, the Excluded Assets (whether or not owned by the Transferred Subsidiaries or any of the Indirect Subsidiaries), shall, regardless of when legal title is transferred, pass to Mallinckrodt UK or its designated Affiliates at Closing as of the Effective Time. All benefits of ownership and liabilities with respect to all Excluded Assets shall be for the account of Mallinckrodt UK and its Affiliates at all times.

(c) Except as set forth in Section 7.2 and Section 8.2, in the event that the legal interest in any of the Excluded Assets owned by the Transferred Subsidiaries or the Indirect Subsidiaries to be transferred or conveyed as contemplated by this Section 2.8, or any claim, right or benefit arising thereunder or resulting therefrom cannot be transferred or conveyed to another Affiliate of Mallinckrodt UK that is not a Transferred Subsidiary or Indirect Subsidiary on or prior to the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such transfer or conveyance have not yet been obtained or waived, then the legal interest in such Excluded Assets shall not be transferred or conveyed unless and until such waiting period has expired or until such an approval, consent or waiver thereof is obtained. Except as set forth in Section 6.6 with respect to Competition Filings, CFIUS Filing, and the Nuclear Regulatory Filings, Mallinckrodt UK shall use, and the Buyers shall use and shall cause their Affiliates to use, all at the expense of Mallinckrodt UK and its Affiliates, commercially reasonable efforts to obtain such consents, waivers or approvals as may be necessary to complete such assignments, transfers or waivers and to obtain satisfaction of conditions to transfer as soon as practicable. Nothing in this Agreement shall be construed as an attempt to assign to any Affiliate of Mallinckrodt UK that is not a Transferred Subsidiary or Indirect Subsidiary any Excluded Assets which, as a matter of law or by the terms of any contract, engagement or commitment to which any Transferred Subsidiary or any Indirect Subsidiary is subject, is not assignable without the consent of any other party, unless such consents shall have been given or the requirement for such consent shall have been waived in writing by such other party.

(d) Pending the conveyances and transfers referred to above in Section 2.8(c), the Buyers shall, or shall cause their Affiliates to, cause the relevant Transferred Subsidiary or Indirect Subsidiary to hold any such non-assignable Excluded Assets for the benefit and at the risk of Mallinckrodt UK and its Affiliates and to cooperate with Mallinckrodt UK in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to Mallinckrodt UK and its Affiliates, at the expense and for the account of Mallinckrodt UK.

2.9 Post-Closing Contingent Earn-Out Payment. After Closing, the US Buyer shall pay additional consideration for the Shares in accordance with and subject to the terms and conditions set forth in Schedule 2.9.

2.10 Certain Costs and Expenses. Mallinckrodt UK shall bear one hundred percent (100%) of all costs and expenses (if any) associated with the assignment, transfer and conveyance to the Buyers and their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries after the Closing), and the recordation by them, of any Business Assets that are real property (i.e., the Maryland Heights Facility and any Real Property Leases) or any other Business Assets for which any such cost, expense and/or recordation may be required for effective transfer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Sellers hereby make the following representations and warranties, each of which shall survive the Closing Date and the transactions contemplated hereby to the extent set forth in Section 9.6(a) below.

3.1 Existence and Power.

(a) Each Seller has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, and such execution, delivery and performance has been duly authorized by all necessary action on the part of each Seller. Each Seller has the power and authority to effect the transfer of the Shares owned by such Seller. Each Affiliate of the Sellers that is a party to any Ancillary Agreement has the corporate power and authority to execute and deliver any Ancillary Agreement to which it is a party, and to consummate the transactions contemplated thereby.

(b) Each of the Sellers, the Transferred Subsidiaries and each of the Indirect Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation and each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect.

(c) Except as set forth on Disclosure Schedule 3.1(c) (and subject to obtaining the consents set forth on Disclosure Schedule 3.1(c)), neither any Seller nor any of their Affiliates (other than the Transferred Subsidiaries and the Indirect Subsidiaries), is a party to, subject to or bound by any Contract, Encumbrance or Law which would be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the Sellers of this Agreement or by the Sellers or any of their Affiliates of any Ancillary Agreement, or the performance by the Sellers or any of their Affiliates of the transactions contemplated hereby or thereby, except where such breach, violation, acceleration or increase would not prevent the carrying out of the transactions contemplated by this Agreement or any Ancillary Agreement. Except as set forth on Disclosure Schedule 3.1(c) (and subject to obtaining the consents set forth on Disclosure Schedule 3.1(c)), neither any Transferred Subsidiary nor any Indirect Subsidiary, is a party to, subject to or bound by any Contract that is material to the Business, Encumbrance or Law which would (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the Sellers of this Agreement or by the Sellers or any of their Affiliates of any Ancillary Agreement, or the performance by the Sellers or any of their Affiliates of the transactions contemplated hereby or thereby, or (ii) prevent the carrying out of the transactions contemplated by this Agreement or any Ancillary Agreement. Except for (w) the Competition Filings or an ongoing merger control review, (x) any Nuclear Regulatory Filing set forth on

Disclosure Schedule 3.1(c), (y) CFIUS Filing, or (z) as set forth on Disclosure Schedule 3.1(c), no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or third party is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement by the Sellers or the consummation by the Sellers of the transactions contemplated hereby or thereby, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain would not have a material adverse effect on the consummation of the transactions contemplated hereby or by the Ancillary Agreements. The transactions contemplated by this Agreement and the Ancillary Agreements will not result in the creation of any Encumbrance against any of the Business Assets or the Shares.

(d) Except as set forth on Disclosure Schedule 3.1(d), each of the Transferred Subsidiaries and each of the Indirect Subsidiaries has the power and authority to own, lease and use its assets and to transact the business in which it is engaged, and holds all material authorizations, franchises, licenses and permits required therefor, in respect of the Business, except where the failure to be so licensed or qualified would not be material to the Business.

3.2 Valid and Enforceable Agreement; Authorization.

(a) This Agreement and each of the Signing Date Ancillary Agreements has been duly executed and delivered by each Seller party thereto and each currently constitutes (in the case of this Agreement) and at Closing will constitute (in the case of this Agreement and each of the Signing Date Ancillary Agreements) a legal, valid and binding obligation of each Seller party thereto, enforceable against such Seller in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. The execution and delivery of this Agreement and each of the Signing Date Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized, approved and ratified by all necessary action on the part of each Seller party thereto. Each Seller has full authority to enter into and deliver this Agreement and each of the Signing Date Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(b) As of the Closing, the Ancillary Agreements (other than the Signing Date Ancillary Agreements which are covered in clause (a) set forth immediately above) will have been duly executed and delivered by each Seller and/or its Affiliates, as applicable, and will each constitute a legal, valid and binding obligation of such Seller and/or its Affiliates executing each such Ancillary Agreement, and enforceable against such parties in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. As of the Closing, the execution and delivery of such Ancillary Agreements and the consummation of the transactions contemplated thereby will have been duly authorized, approved and ratified by all necessary action on the part of each Seller and/or its Affiliates, as applicable. Such Seller and/or its Affiliates that are parties to such Ancillary Agreements will have, at the Closing, full authority to enter into and deliver such Ancillary Agreements, to perform their obligations thereunder, and to consummate the transactions contemplated thereby.

3.3 Capitalization and Ownership.

(a) Schedule 1.126 sets forth a list of each of the Indirect Subsidiaries and Disclosure Schedule 3.3(a) sets forth, for each Transferred Subsidiary and each of the Indirect Subsidiaries, (i) the number of shares of authorized capital stock or other equity interests (if applicable), (ii) the number of issued Shares and the Indirect Subsidiary Shares, respectively, and (iii) the names of its directors (supervisory and management) and elected officers. All of the Netherlands Shares are held of record and beneficially owned by Mallinckrodt UK, free and clear of all Encumbrances, and are validly issued, fully paid and non-assessable. All of the US Interests are held of record and beneficially owned by Mallinckrodt Netherlands, free and clear of all Encumbrances, and are validly issued, fully paid and non-assessable. All of the Indirect Subsidiary Shares are held of record and beneficially owned by the Transferred Subsidiaries, free and clear of all Encumbrances, and are validly issued, fully paid and non-assessable.

(b) Except as set forth on Disclosure Schedule 3.3(b) and for Mallinckrodt UK’s ownership of the Netherlands Shares, the Transferred Subsidiaries and Indirect Subsidiaries do not, directly or indirectly, (i) own capital stock or other securities of, or any proprietary or voting interest in, any person or (ii) control any other person.

(c) There are no: (i) outstanding options, warrants or rights to acquire any shares of the capital stock or other equity interests of either Transferred Subsidiary or any Indirect Subsidiary, (ii) outstanding securities of either Transferred Subsidiary or any Indirect Subsidiary that are convertible into shares of capital stock or other equity interests of such Transferred Subsidiary or such Indirect Subsidiary, (iii) preemptive or similar rights that exist with respect to the shares of capital stock or other equity interests of any Transferred Subsidiary or any Indirect Subsidiary, (iv) commitments or obligations of any kind obligating either Seller or any of their Affiliates, to issue or sell any shares of stock or other equity interests of either Transferred Subsidiary or any Indirect Subsidiary, or any shares of capital stock or other securities convertible into or exchangeable for any shares of stock or other equity interests of either Transferred Subsidiary or any Indirect Subsidiary, (v) outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock or other equity interests of either Transferred Subsidiary or any Indirect Subsidiary, (vi) commitments or obligations of any kind requiring either Transferred Subsidiary or any Indirect Subsidiary to purchase, redeem or otherwise acquire any of its shares of capital stock or other equity interests or any stock or other equity interest in any other person, or (vii) irrevocable proxies or voting agreements with respect to any capital stock or other equity interests or ownership or voting interests in either Transferred Subsidiary or any Indirect Subsidiary.

(d) Disclosure Schedule 3.3(d) sets forth the branches owned by the Transferred Subsidiaries, directly or indirectly.

3.4 Financial Statements; Interim Financial Statement. Attached as Disclosure Schedule 3.4 are the Financial Statements and the Interim Financial Statement. The Financial Statements (i) were derived from the books and records of the Business, (ii) present fairly the financial position and results of operations and cash flows of the Business at the dates and for the periods indicated, and (iii) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby. The Interim Financial Statement (A) was derived from the books and records of the Business, (B) presents fairly, in all material respects, the financial position and results of operations of the Business at the date and for the period indicated and (C) has been prepared in accordance with the Accounting Principles, except for (x) the absence of normal year-end adjustments (none of which are or will be, individually or in the aggregate, material), footnotes and other presentation items and (y) adjustments due to allocation methodology differences (such as freight and warehousing), restructuring, or definitional differences (such as corporate overhead allocations, intangible asset amortization, impairment charges, and non-Business manufacturing variances). The Transferred Subsidiaries and the Indirect Subsidiaries do not have any liabilities, except for liabilities (1) shown on the Interim Financial Statement, (2) that have arisen in the Ordinary Course since the date of the Interim Financial Statement (none of which are liabilities for infringement or breach of contract or warranty), (3) that are identified on Disclosure Schedule 3.4, (4) are or will be incurred in connection with this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby, or (5) that do not exceed $5,000,000 in the aggregate. Disclosure Schedule 3.4(b) sets forth a true, correct and complete list of all outstanding Indebtedness of the Transferred Subsidiaries and the Indirect Subsidiaries as of the date hereof.

3.5 Absence of Certain Developments. Except for the sale process with regard to the transactions contemplated by this Agreement, the Restructuring and as set forth in Disclosure Schedule 3.5, since September 25, 2015, the Business has been operated in the Ordinary Course in all material respects and none of the Business, the Transferred Subsidiaries, the Indirect Subsidiaries, the Sellers or any of their Affiliates, in each case in respect of the Business, has (i) suffered a Material Adverse Effect, (ii) incurred any liability or entered into any other transaction except for liabilities and transactions that have not have a Material Adverse Effect, (iii) suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties which are, in the aggregate, material to the Business, (iv) increased the rate or terms of compensation or benefits payable to or to become payable by it to its Employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of its Employees, except (A) for increases occurring in the Ordinary Course in accordance with its customary practice (including normal periodic performance reviews and related compensation and benefits increases) or (B) for increases occurring in the Ordinary Course in accordance with statutory labor requirements (including requirements from any applicable collective labor agreement), (v) waived any claims or rights of material value other than in the Ordinary Course, (vi) sold, leased, licensed or otherwise disposed of any of its material assets, other than in the Ordinary Course, (vii) amended or terminated any material Contract to which it is or was a party other than in the Ordinary Course, (viii) otherwise operated the Business outside the Ordinary Course, or (ix) committed or agreed pursuant to a legally binding agreement to do any of the things set forth in clauses (ii) through (viii) above.

3.6 Taxes. Except as set forth on Disclosure Schedule 3.6:

(a) All Income Tax Returns and other material Tax Returns for Pre-Closing Periods required to be filed prior to the date hereof by each of the Transferred Subsidiaries and Indirect Subsidiaries have been filed and all such Tax Returns are true, correct and complete in all material respects. All Taxes that are due and payable by each of the Transferred Subsidiaries and/or Indirect Subsidiaries (whether or not reflected on any Tax Returns) have been paid. There are no liens for Taxes (other than Permitted Encumbrances) upon any of the assets of the Transferred Subsidiaries or Indirect Subsidiaries. There are no known Tax audits, administrative or judicial Tax proceedings, requests for information or deficiencies with respect to Taxes currently pending, being conducted, or threatened or asserted in writing with respect to the Transferred Subsidiaries or Indirect Subsidiaries. Each Transferred Subsidiary and Indirect Subsidiary has timely and properly withheld and paid all material Taxes required by any applicable Law to have been withheld and paid and any associated Tax Returns have been filed. In the last three (3) years, no written claim has been made by a Governmental Authority in a jurisdiction where the Transferred Subsidiaries or Indirect Subsidiaries do not file Tax Returns that the Transferred Subsidiaries or Indirect Subsidiaries is subject to taxation by that jurisdiction. None of the Transferred Subsidiaries or Indirect Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect.

(b) None of the Transferred Subsidiaries or Indirect Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement that will be effective after the Effective Time (other than Excluded Tax Sharing Agreements and any Tax sharing agreements solely between any one or more of the Indirect Subsidiaries and Transferred Subsidiaries which the Buyers request in writing to Mallinckrodt UK not be terminated). “Excluded Tax Sharing Agreements” means Ordinary Course agreements with customers, employees, lenders, vendors, lessors or other third parties, the primary purpose of which is not the allocation of Taxes, including, but not limited to, a lease or loan agreement.

(c) None of the Transferred Subsidiaries or Indirect Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, nor has the Transferred Subsidiaries or Indirect Subsidiary been included in any “consolidated”, “unitary” or “combined” Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes or (ii) has any liability for the Taxes of any person (other than any of the Transferred Subsidiaries or Indirect Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law) or as a transferee or successor under Law.

(d) None of the Transferred Subsidiaries or Indirect Subsidiaries is a party to any joint venture, partnership, other arrangement or contract that would reasonably be expected to be treated as a partnership for federal income Tax purposes.

(e) None of the Transferred Subsidiaries or Indirect Subsidiaries is a party to any agreement, contract, arrangement, or plan that could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law).

(f) None of the Transferred Subsidiaries or Indirect Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (C) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (D) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (E) installment sale or open transaction disposition made on or prior to the Closing Date, (F) prepaid amount or deferred revenue received on or prior to the Closing Date, or (G) election under Code §108(i).

(g) In the last five (5) years, none of the Transferred Subsidiaries or Indirect Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code §355.

(h) None of the Transferred Subsidiaries or Indirect Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code §6707A(c) and Reg. §1.6011-4(b).

(i) Each contract, arrangement, or plan of the Transferred Subsidiaries or the Indirect Subsidiaries that is a “nonqualified deferred compensation plan” for purposes of Section 409A of the Code has been maintained in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder and no amounts under any such plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B). Neither the Transferred Subsidiaries nor any of the Indirect Subsidiaries have any obligation to indemnify or gross up any person for Tax imposed pursuant to Section 409A of the Code (or any corresponding provision of state, local, or non-U.S. law.

(j) None of the Transferred Subsidiaries or Indirect Subsidiaries (A) is a “controlled foreign corporation” as defined in Code §957, (B) is a “passive foreign investment company” within the meaning of Code §1297, (C) has a permanent establishment (within the meaning of an applicable Tax treaty) or has a branch, an office or fixed place of business in a country other than the country in which it is organized which subjects it to taxation by such country, or (D) is resident for Tax purposes outside of its country of organization.

(k) The method (including any documentation required to be maintained in connection therewith pursuant to applicable Law) of allocating income and deductions among any of the Transferred Subsidiaries and Indirect Subsidiaries and any parties treated as related or under common control with the relevant entities materially complies with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provisions of state, local or non U.S. Tax Law).

(l) The Transferred Subsidiaries and the Indirect Subsidiaries have properly collected and remitted sales, use, VAT and similar Taxes with respect to sales made and have received and retained Tax exemption certificates and other required documentation for all sales that qualify as exempt from such Taxes to the extent required by applicable Law.

(m) The representations and warranties set forth in Schedule 3.6(m).

(n) Each of Mallinckrodt US and Mallinckrodt Netherlands is an entity disregarded from Mallinckrodt UK for U.S. federal income tax purposes.

The representations made in this Section 3.6 and Section 3.21(a) (to the extent related to Taxes) are the sole representations made with respect to Tax matters.

3.7 Litigation. As of the date hereof, there is no, and there has not been in the past two (2) years from the date hereof, any Proceeding pending or, to the Sellers’ Knowledge, threatened against the Sellers or any of their Affiliates, in each case in respect of the Business or the sale or use of any of their products, which is, individually or in the aggregate material to the Business. Neither the Sellers nor any of their Affiliates, in each case in respect of the Business, is, or has been in the past two (2) years from the date hereof, subject to any order, judgment, writ, injunction, ruling, verdict or decree of any court or Governmental Authority (excluding any such matters of general applicability or applicable to portions of the business of the Sellers and their Affiliates that are unrelated to the Business) which is individually or in the aggregate material to the Business.

3.8 Personal Property.

(a) Upon the completion of the Restructuring, the Transferred Subsidiaries and the Indirect Subsidiaries will have good, valid and marketable title to all of the tangible personal property included in the Business Assets, free and clear of all Encumbrances except for Permitted Encumbrances.

(b) Disclosure Schedule 3.8(b) sets forth a list of all material leases with respect to personal property to which any of the Sellers or any of their Affiliates is a party that are Business Assets (the “Leased Personal Property”).

(c) Each of the leases required to be set forth on Disclosure Schedule 3.8(b) is in full force and effect and is a legal, valid and binding obligation of the applicable Seller or the applicable Affiliate of the Sellers and, to the Sellers’ Knowledge, the other party thereto, and enforceable in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(d) Neither the Sellers nor any of their Affiliates that is party to any leases with respect to the Leased Personal Property as lessee nor, to the Sellers’ Knowledge, the applicable lessor is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any such lease to which it is a party, except for such defaults that are not material to the Business.

3.9 Owned Real Property.

(a) Disclosure Schedule 3.9(a) sets forth a list of all real property included in the Business Assets, each parcel of which is owned by a Transferred Subsidiary or an Indirect Subsidiary (the “Owned Real Property”). Each Transferred Subsidiary or Indirect Subsidiary does and will have, at the Closing, good, valid and marketable fee simple title to each of the parcels of the Owned Real Property, in all cases free and clear of all Encumbrances, except Permitted Encumbrances.

(b) All of the buildings, offices and other structures located on the Owned Real Property which are material to the conduct of the Business have been maintained in reasonable condition in a manner consistent with past maintenance practices of the Business.

(c) Except for the Permitted Encumbrances, there are no leases, tenancy agreements, easements, written covenants or written restrictions to which either Seller or any of their Affiliates, in each case in respect of the Business, is a party which create or confer on any person other than any Transferred Subsidiary or any Indirect Subsidiary a right to use, occupy, purchase or possess all or any of the Owned Real Property or any portion thereof or interest therein.

3.10 Leased Real Property.

(a) Disclosure Schedule 3.10(a) sets forth list of all Real Property Leases included in the Business Assets (“Leased Real Property”) to which a Transferred Subsidiary or an Indirect Subsidiary is a party. For the avoidance of doubt, Leased Real Property does not include any warehouse or distribution centers (if any) that are operated solely by third party logistic providers on behalf of the Sellers or their Affiliates. The Sellers have made available to the Buyers a copy of each such Real Property Lease document.

(b) Except for the Real Property Leases and Permitted Encumbrances, there are no material leases, tenancy agreements, easements, written covenants or written restrictions to which either Seller or any of their Affiliates, in each case in respect of the Business, is a party which create or confer on any person other than the Sellers or any of their Affiliates a right to use, occupy or possess all or any of the Leased Real Property or any portion thereof or interest therein.

(c) Except as set forth on Disclosure Schedule 3.10(a), with respect to each such Real Property Lease: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect with respect to the Transferred Subsidiary or Indirect Subsidiary party thereto and, to the Sellers’ Knowledge, with respect to the other parties thereto, except that such enforcement may be subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (2) general principles of equity, (ii) the applicable Transferred Subsidiary’s or Indirect Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed, and to the Sellers’ Knowledge, there are no disputes with respect to such Real Property Lease; and (iii) neither the Transferred Subsidiary or the Indirect Subsidiary party thereto nor, to the Sellers’ Knowledge, any other party to the Real Property Lease is in breach or default under such Real Property Lease and, to the Sellers’ Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or the acceleration of rent or any other payment with respect to such Real Property Lease.

3.11 Sufficiency of Property.

(a) The Business Assets (other than Business Intellectual Property, which shall be governed by Section 3.11(b)), considered collectively, constitute all of the assets, properties and rights necessary, primarily used or primarily held for use for conducting the Business in the same manner in all material respects in which it is being conducted in the Ordinary Course as of the date hereof and the Closing Date, except for (i) the Excluded Assets, (ii) any shared or corporate services upon which the Business has historically relied and/or (iii) any Business Assets which may not be fully available for use by the Buyers after the Closing Date but will, to the extent permitted by applicable laws, be held for the benefit of the Buyers pursuant to Section 2.7 and/or subject to transitional arrangements under and pursuant to the Transition Services Agreement. All material Business Assets will be available for use by the Transferred Subsidiaries and Indirect Subsidiaries as of the Closing in accordance with the terms of this Agreement.

(b) The Business Intellectual Property consists of all of the Intellectual Property rights material to the conduct of the Business as presently conducted, except for (i) the Seller Marks, (ii) the Intellectual Property owned or used by the Sellers or their Affiliates to provide administrative services in connection with the Business, such as financial, legal, accounting, information technology, insurance, tax and human resource services, (iii) any Intellectual Property to be used in connection with any services that may be provided under the Transition Services Agreement, (vi) licenses or other rights to use any Intellectual Property granted pursuant to the Transition Services Agreement and the IT Carve-Out Agreement, (v) any Intellectual Property which may not be fully available for use by the Buyers after the Closing Date but will, to the extent permitted by applicable Laws, be held for the benefit of the Buyers pursuant to Section 2.7, and (vi) any Intellectual Property licensed to the Buyers pursuant to Section 6.14. Upon Closing, the Transferred Subsidiaries and the Indirect Subsidiaries will own free and clear of all encumbrances (except for Permitted Encumbrances), have a right to use, or have a right to enjoy the benefit of, including, as applicable, pursuant to the licenses granted pursuant to this Agreement, the Transition Services Agreement or the IT Carve-Out Agreement or pursuant to the services to be provided pursuant to the Transition Services Agreement, all Intellectual Property material to the conduct of, the Business. All Business Intellectual Property shall be available for use by the Transferred Subsidiaries and the Indirect Subsidiaries immediately after the Closing without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Transferred Subsidiaries and the Indirect Subsidiaries, or Mallinckrodt UK and its Affiliates (other than the Transferred Subsidiaries and the Indirect Subsidiaries), as applicable, would otherwise be required to pay. Without limiting any of the foregoing, other than to the extent included in the Business Intellectual Property, there are no Patent Rights owned by Mallinckrodt UK or any of its Affiliates (other than the Transferred Subsidiaries and the Indirect Subsidiaries), that are used in or necessary for the conduct of the Business. Nothing in this Section 3.11(b) shall be deemed to constitute a representation or warranty that the conduct of the Business does not infringe or misappropriate any third party Intellectual Property, it being understood and agreed by the Parties that the representations and warranties in Section 3.19(c) constitute the sole representations and warranties of the Sellers with respect to such matters.

3.12 Contracts.

(a) Disclosure Schedule 3.12(a) sets forth a list of the following Contracts included in the Business Assets to which either Seller or any of their Affiliates is a party as of the date hereof (each contract required to be set forth on Disclosure Schedule 3.12(a), a “Material Contract”).

(i) any Contract under which either Seller or their Affiliates, in respect of the Business, (A) has licensed to or from any third party any Business Intellectual Property that is material to the operation of the Business as presently conducted, or (B) is restricted in any material respect in its or their ability to use or enforce any Business Intellectual Property,

(ii) any Contract pursuant to which any third party acts as a distributor for any products or services of the Business which calls for receipt of consideration by the Sellers or their Affiliates, as applicable, of consideration in excess of $2,500,000 on an annual basis or in any single twelve (12) month period,

(iii) any employment, bonus, severance, change of control or other similar Contract with any of the Employees (excluding any requirements or obligations imposed by the rules, regulations or directives of any Governmental Authority relative to the employment relationship or termination thereof concerning any of the Employees),

(iv) all Contracts creating, with any one or more third parties, any joint venture, partnership, strategic alliance or similar arrangement,

(v) any Contract with a Top Customer or Top Vendor (other than purchase orders entered into in the Ordinary Course),

(vi) any collective bargaining agreement or other Contract with any labor organization,

(vii) any settlement, conciliation or similar agreement with any Governmental Entity or any settlement, conciliation or similar agreement pursuant to which any Transferred Subsidiary or Indirect Subsidiary will be required, after the date of this Agreement, to satisfy any monetary obligations in excess of $500,000 individually or in the aggregate (excluding pension obligations or health insurance obligations mandated by a Governmental Authority),

(viii) any performance bond or surety agreement issued by or on behalf of the Transferred Subsidiaries or the Indirect Subsidiaries for an amount in excess of $1,000,000,

(ix) any Contract under which the Transferred Subsidiary or any Indirect Subsidiary has created, incurred or assumed any outstanding Indebtedness for borrowed money in excess of $2,000,000 or guaranteed any outstanding Indebtedness for borrowed money of any other Person in excess of $2,000,000, other than any such Contract (x) which will be terminated at or prior to the Closing or (y) solely among any Transferred Subsidiaries and/or Indirect Subsidiaries,

(x) any other Contract (other than purchase orders not issued under any Contract) the performance of which involves payment or receipt of consideration in excess of $2,500,000 on an annual basis or in any single twelve (12) month period, and

(xi) any other Contract which is material to the Business and the termination of which would have a material adverse effect on the Business.

(b) The Sellers have made available to the Buyers a copy of each written Material Contract together with all amendments, waivers and modifications thereto. (i) Each Material Contract is legal, valid, binding, enforceable and in full force and effect with respect to the applicable Seller or an applicable Affiliate of the Sellers and, to the Sellers’ Knowledge, with respect to the other parties thereto, except that such enforcement may be subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (2) general principles of equity, and (ii) none of the Sellers or any of their Affiliates, as applicable, is in breach or default in any material respect of any such Material Contract nor, to the Sellers’ Knowledge, is any other party in breach or default of any such Material Contract, and no event has occurred which with notice or lapse of time would constitute such a breach or default, or permit termination, modification or acceleration, under such Material Contract.

(c) Except as set forth on Disclosure Schedule 3.12(c), since December 31, 2013, neither the Sellers nor any of their Affiliates has received any written notice from any other party thereto of any intention to terminate (in whole or in part), repudiate or disclaim any such Material Contract.

(d) All Contracts which constitute Business Assets which have been transferred to a Transferred Subsidiary or Indirect Subsidiary prior to the date hereof or prior to the Closing have been transferred in accordance with their terms and without (i) any amendment or variation to such Contract; or (ii) any additional liability or obligation imposed on any Transferred Subsidiary or Indirect Subsidiary, in the case of clause (i) and (ii) which are materially adverse to the Business.

3.13 Inventory; Accounts Receivable. The accounts receivable of the Business (i) have arisen in the Ordinary Course, and (ii) are properly reflected on the Financial Statements and/or the Interim Financial Statement in all material respects, subject to the allowance for doubtful accounts reflected therein. The inventories of the Business are, in all material respects, of quality and quantity useable and saleable in the Ordinary Course, subject to the reserves, if any, reflected in the Financial Statements and/or the Interim Financial Statement for obsolete, excess, slow-moving and other irregular items, and such reserves have been calculated in a manner consistent with GAAP and the historical practices of the Business.

3.14 Licenses, Permits and Marketing Authorizations.

(a) Except as set forth on Disclosure Schedule 3.14(a), the Sellers and their Affiliates (including the Transferred Subsidiaries and Indirect Subsidiaries) have all permits, licenses and authorizations issued by any Governmental Authority (including all Marketing Authorizations and Import Licenses) necessary for the conduct of the Business in all material respects as presently conducted in the Ordinary Course and all such permits, licenses and authorizations are valid and in full force and effect. The Sellers and their Affiliates, in each case in respect of the Business, have made all submissions required to be made in connection with any application for any Marketing Authorizations that have been granted and all such submissions are accurate and complete in all material respects. The Sellers and their Affiliates, in each case in respect of the Business, are in compliance in all material respects with such permits, licenses and authorizations that are material to the Business, except for any Marketing Authorizations or other permissions issued by a Governmental Authority or any other similar Business Assets that require the consent of any Governmental Authority or third party for transfer, assignment or conveyance and, as of the date hereof, such consent has not been received. Since December 31, 2013, none of the Sellers or any of their Affiliates has received any notice from any Governmental Authority notifying them of any action to be taken or threatened by such Governmental Authority to terminate, suspend, revoke or otherwise materially limit any such permits, licenses and authorizations that are material to the Business.

(b) Set forth on Disclosure Schedule 3.14(b) is a list of the Marketing Authorizations and Import Permits included in the Business Assets.

3.15 Compliance with Laws.

(a) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Business, are and have been in compliance with all Laws applicable to the operation or conduct of the Business, and the ownership, operation and use of the Business Assets, except to the extent that the failure to comply with any such Laws would not be, individually or in the aggregate, material to the Business.

(b) Since December 31, 2013, neither the Sellers nor any of their Affiliates, in each case in respect of the Business, has received (i) any written notice of any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall (or initiated a recall), investigation, penalty, fine, sanction, request for corrective or remedial action or audit, or (ii) any threat in writing of any of the foregoing, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, be material to the Business.

(c) Notwithstanding anything in this Section 3.15 to the contrary, the representations and warranties made in this Section 3.15 do not apply to (i) Tax matters, (ii) matters relating to Healthcare Laws, (iii) Radiation Safety Laws, (iv) matters relating to Environmental Laws, Environmental Permits and Hazardous Materials, (v) labor and employment matters, (vi) employee benefits matters, and (vii) international trade matters.

3.16 Certain Regulatory Matters.

(a) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Business, have complied in all material respects with applicable Laws to which they are subject with respect to healthcare regulatory matters, including (i) 42 U.S.C. §§ 1320a-7, 7(a) and 7(b) (criminal penalties for acts involving Federal health care programs), commonly referred to as the “Federal Anti-Kickback Statute,” (ii) 42 U.S.C. §1395nn (limitation on certain physician referrals), commonly referred to as the “Stark Statute,” (iii) the statute commonly referred to as the “Federal False Claims Act,” (iv) the Health Insurance Portability and Accountability Act of 1996 (commonly referred to as “HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (commonly referred to as the “HITECH Act”), (v) all other Laws of the United States relative to healthcare regulatory matters and the regulations promulgated to implement the foregoing Laws described in clauses (i) – (iv) of this sentence, as well as any comparable state Laws and regulations, and (vi) the comparable Laws and regulations of any domestic or foreign jurisdiction other than the United States federal government or any state, county, municipal or other political subdivision within the United States with respect to clauses (i) – (v) (collectively, “Healthcare Laws”). Since December 31, 2013, none of the Sellers, any of their Affiliates, or their officers, directors, employees or agents, in each case in respect of the Business, has been sanctioned for non-compliance with any Healthcare Laws, debarred under 21 U.S.C. § 335a or excluded pursuant to 42 U.S.C. § 1320a-7, has been convicted of any crime, charged with or investigated for any violation of Law that would reasonably be expected to result in such debarment, exclusion or equivalent actions under Healthcare Laws in any jurisdiction. With respect to the Business, none of the Sellers or any of their Affiliates is party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees or similar agreements with or imposed by any Governmental Authority. Since December 31, 2013, and to Sellers’ Knowledge, none of the Sellers or any of their Affiliates, has experienced any incident in which personally identifiable information, including protected health information under HIPAA, was or may have been acquired or improperly accessed or disclosed, including any breach of security.

(b) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Business, have complied in all material respects with (i) all applicable Laws with respect to any regulatory matters related to the use, sale, offer for sale, storage, transportation, export disposal, handling or distribution of any radioactive materials or products composed of or made with the use of radioactive materials, including the Atomic Energy Act of 1954, as amended, and the Energy Reorganization Act of 1974, as amended, the respective regulations promulgated thereunder (including, without limitation, the NRC Regulations, 10 C.F.R. 1 et seq.), and any related federal and state laws and regulations including, but not limited to, any applicable Laws governing the purchase, receipt, possession, storage, use, handling, transfer, control and disposal of and exposure to radioactive materials and safety and protection against ionizing radiation, and the comparable Laws and regulations of any foreign jurisdiction other than the United States government (collectively the “Radiation Safety Laws”), and (ii) all , permits, registrations, authorizations, and other approvals (collectively, “Permits”) required by the NRC or any other relevant Governmental Authority under any of the Radiation Safety Laws. Since December 31, 2013, none of the Sellers or any of their Affiliates, in each case in respect of the Business, has been materially sanctioned for non-compliance with any Radiation Safety Laws. Except as disclosed on Disclosure Schedule 3.16(b), within the past three (3) years, neither of the Sellers nor any of their Affiliates has, with respect to the Business, received written or, to the Sellers’ Knowledge, oral notice of (i) any claim, action, suit, proceeding, or investigation from the NRC or any Governmental Authority relating to any actual or potential violation of any Radiation Safety Law or (ii) any revocation, withdrawal, or modification of any Permit required by any Radiation Safety Law. The Sellers and their Affiliates have, with respect to the Business, made all reports, notifications, certifications and filings (collectively, “Reports”)

to the NRC and all Governmental Authorities as required by applicable Radiation Safety Laws, and such Reports are accurate and complete in all material respects. To Sellers’ Knowledge, there are no present actions, activities, incidents, or conditions that could reasonably be expected to give rise to any material liability under any applicable Radiation Safety Law.

(c) Neither any of the Transferred Subsidiaries nor any of the Indirect Subsidiaries is liable, directly or indirectly, for any obligations related to the former facility located at 3600 North Second Street, St. Louis, Missouri (including any decommissioning obligations related thereto).

3.17 Product Regulatory Matters and Compliance.

(a) Since December 31, 2013, the Sellers and their Affiliates have conducted the Business in compliance with FDA Law and any comparable foreign Laws, as each is applicable to the operation or conduct of the Business, and the ownership, operation and use of the Business Assets, except to the extent that the failure to comply with any such Laws would not have, individually or in the aggregate, a Material Adverse Effect.

(b) There is no pending nor, to the Sellers’ Knowledge, threatened enforcement action against the Sellers and/or their Affiliates with respect to the Business or any of their products by the FDA or the EMA or any other agency with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices. Since December 31, 2013, neither the Sellers nor any of their Affiliates has received any written notice from the FDA or the EMA or any other agency with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices alleging products were adulterated or misbranded, or otherwise contesting the approval of, the uses of, the labeling or promotion of any of the products of the Business, including any claim that any of such products are being marketed or promoted for off-label uses.

(c) Since December 31, 2013 and except as noted on Disclosure Schedule 3.17(c), (i) there have been no removals, corrections, recalls, field safety alerts, field notifications or governmental seizures or other similar adverse regulatory actions taken or, to the Sellers’ Knowledge, threatened by the FDA or the EMA or any other agency or body with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices with respect to any of the products of the Business, and (ii) there have been no material corrective and preventive actions, removals, corrections, recalls, field safety alerts, or field notifications with respect to the products of the Business initiated by the Sellers or their Affiliates on a voluntary basis, whether or not at the request or suggestion of the FDA or the EMA or any other agency or body with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices.

3.18 Environmental Matters.

(a) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, are and have been in compliance in all material respects with all applicable Environmental Laws.

(b) Since December 31, 2013, there has been no civil, criminal or administrative action, suit, investigation or Proceeding pending or, to the Sellers’ Knowledge, threatened against any of the Sellers or any of their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, relating to or arising from any Environmental Laws which would result in a material liability.

(c) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Owned Real Property, the Leased Real Property and the operation of the Business, have obtained, maintained and complied with all permits required under applicable Environmental Law (“Environmental Permits”) necessary to own, lease or operate the Business Assets as currently used and to carry on the Business as presently conducted, and such Environmental Permits are in full force and effect, except where any failure to obtain, maintain or comply would not result in a material liability. As of the date hereof, no suspension or cancellation of any of such Environmental Permits is pending or, to the Sellers’ Knowledge, threatened.

(d) Except as set forth on Disclosure Schedule 3.18(d), none of the following exists at any Owned Real Property or Leased Real Property operated by the Business: (i) underground storage tanks, (ii) asbestos-containing material in any friable and damaged form or condition, (iii) equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments (other than features used for stormwater management) or disposal or release areas regulated by Environmental Laws.

(e) No Owned Real Property or Leased Real Property is listed or publicly proposed for listing on the National Priorities List under CERCLA, or on any similar list of sites authorized or regulated by any other Governmental Authority pertaining to the Release of any Hazardous Materials to any such site that might reasonably require investigation or remediation.

(f) There has been no Release of a Hazardous Material at, on, under or in any Owned Real Property or Leased Real Property associated with the operation of the Business by the Sellers and/or any of their Affiliates that could reasonably give rise to any material liability under any applicable Environmental Law.

(g) The Sellers have made available to the Buyers copies of all material environmental reports, data and information that are in its possession and to the extent related principally to the operation of the Business on any Owned Real Property and Leased Real Property.

3.19 Intellectual Property.

(a) Disclosure Schedule 3.19(a) sets forth each registered or issued item (and each item that is subject to a pending application for registration or issuance) of Business Intellectual Property that is owned by Sellers or any of their Affiliates (i.e., any such trademarks, trade dress, service marks, issued patents, supplementary protection certificates, pending patent applications, copyrights and domain name registrations). Each item listed on Disclosure Schedule 3.19(a) (i) that is registered or issued has been registered or issued by the appropriate Governmental Authority in the various jurisdictions noted, (ii) is subsisting, and (iii) except as may be noted on Disclosure Schedule 3.19(a), has not been abandoned or cancelled and all requisite filings, renewals and payments necessary to maintain any such item that is registered or issued have been made. Except as may be noted on Disclosure Schedule 3.19(a), one or more of the Transferred Subsidiaries and the Indirect Subsidiaries owns all, right, title, and interest, free and clear of all Encumbrances (other than the Permitted Encumbrances) in the Business Intellectual Property listed on Disclosure Schedule 3.19(a). To Sellers’ Knowledge, all Business Intellectual Property listed on Disclosure Schedule 3.19(a) that is material to the conduct of the Business as conducted as of the date hereof is valid and enforceable.

(b) Except as set forth on Disclosure Schedule 3.19(b), no claim by any person or entity contesting the validity, ownership, registrability, or enforceability of any of the Business Intellectual Property that is owned by any of the Sellers or any of their Affiliates is pending or to the Sellers’ Knowledge, threatened.

(c) To Sellers’ Knowledge, neither the use of the Business Intellectual Property that is owned by any of the Sellers or any of their Affiliates in the manner in which it is used in the conduct of the Business, nor the conduct of the Business, has in the past three (3) years infringed, misappropriated, or otherwise violated, and, as presently conducted, does not infringe upon, misappropriate, or otherwise violate, the Intellectual Property of any third person. Except as set forth on Disclosure Schedule 3.19(c), none of the Sellers or any of their Affiliates has received any written claims, demands or assertions, or has been a party to any proceedings or actions in the past three (3) years, alleging such infringement, misappropriation, or violation (including any unsolicited offers or demands to license a third person’s Intellectual Property as a means of avoiding infringement thereof).

(d) To the Sellers’ Knowledge, no third person is infringing, misappropriating, or violating any Business Intellectual Property that is owned by any of the Sellers or any of their Affiliates and that is material to the conduct of the Business as presently conducted. No actions are pending, or to the Sellers’ Knowledge, threatened, against any third person in which infringement, misappropriation, or violation of any Business Intellectual Property owned by any of the Sellers or any of their Affiliates has been asserted.

(e) The Sellers and their Affiliates have taken commercially reasonable actions to maintain and protect the Intellectual Property used in or necessary to the operation of the Business (including the confidentiality of all material Business Know-How or other material Business Intellectual Property). No current or former employees, consultants and contractors of the Sellers or their Affiliates has any claim or right in or to any Business Intellectual Property that is owned by the Sellers or any of their Affiliates which is material to the conduct of the Business.

(f) Except as set forth in Disclosure Schedule 3.12(a)(i) and Disclosure Schedule 3.19(f), none of the Sellers or any of their Affiliates, in each case in respect of the Business, has entered into any consent, judgment, order, settlement agreement or other Contract that restricts in any material respect any rights to use any Business Intellectual Property that is owned by the Sellers or any of their Affiliates and is material to the conduct of the Business as presently conducted.

3.20 Labor Matters.

(a) Since December 31, 2013, in each case in respect of the Business, there has been no labor strike, or work stoppage, walkout, slow-down, lockout, material grievance or other material labor dispute pending or, to the Sellers’ Knowledge, threatened against the Sellers or any of their Affiliates.

(b) Except for the works council at the Petten Facility and the collective labor agreement at Mallinckrodt Medical B.V. (1 October 2014 – 30 September 2016), there are no, and since December 31, 2013 have been no, collective bargaining, works council or similar agreements or any collective bargaining relationships, entered into by the Sellers or any of their Affiliates, in each case in respect of the Business. Neither the Sellers nor any of their Affiliates is subject to any charge, written demand, petition, or representation proceeding seeking to compel, require or demand it to bargain with any labor union or works council in respect of the Business or any of the Employees. To the Sellers’ Knowledge, there is and for the past three years has been no union organizing activity in the United States by any labor organization with respect to any Employees or employees of the Sellers or any of their Affiliates in respect of the Business.

(c) Except as would not result in material liability for the Sellers or any of their Affiliates, the Sellers and their Affiliates have paid to each of its current and former employees and independent contractors all salaries, wages, wage premiums, bonuses, commissions, accrued unused paid time off, and other compensation to which they are entitled under applicable Law, Contract, or policy.

(d) Since December 31, 2013, the Sellers and their Affiliates, in each case in respect of the Business, are and have been in compliance in all material respects with all Laws relating to the employment of labor (including but not limited to provisions thereof relating to wages, hours, equal opportunity, collective bargaining, child labor, immigration, plant closures and layoffs, affirmative action, workers’ compensation, employee leave issues, classification of employees and other workers (including independent contractors) for overtime, tax, and benefits purposes, and the payment of social security and other employment-related Taxes).

(e) The Sellers and their Affiliates have not implemented any plant closing or employee layoffs in the United States without complying with the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law (collectively, the “WARN Act”) since December 31, 2013 and no such plans are currently contemplated, planned or announced.

3.21 Employee Benefit Matters.

(a) Disclosure Schedule 3.21(a) lists all material Benefit Plans. For purposes of this Agreement, the term “Benefit Plan” means benefit or compensation plans, programs or agreements entered into, maintained, established, or contributed to by any of the Transferred Subsidiaries or the Indirect Subsidiaries, or by Mallinckrodt UK and its Affiliates in

respect of the Business, or otherwise applicable to Employees as of the date hereof, including, plans and programs providing for pension (including widows’/widowers’/orphans’ pension), retirement (qualified and non-qualified and early), profit sharing, savings, bonus, deferred or incentive compensation, hospitalization, medical, life or disability insurance, paid time off and paid holiday, termination, retention or severance pay, change of control, equity-based, stock purchase, restricted stock, stock option, performance shares or stock appreciation rights benefit plans. Benefit Plans maintained in the United States are hereinafter referred to as “U.S. Benefit Plans” and other Benefit Plans are referred to as “Non-U.S. Benefit Plans.” U.S. Benefit Plans include both arrangements which are subject to ERISA (“ERISA Plans”) and arrangements which are not subject to ERISA (“Non-ERISA Plans”). Benefit Plans that are either (i) sponsored by a Transferred Subsidiary or an Indirect Subsidiary, or (ii) Non-U.S. Benefit Plans that shall be assigned to the Buyers are hereinafter collectively referred to as “Transferred Benefit Plans,” which are, in each case, identified as such on Disclosure Schedule 3.21(a). No Transferred Benefit Plan covers or has any liability or obligation with respect to any current or former employee of Sellers or any of their Affiliates, for the avoidance of doubt, excluding any Transferred Subsidiary or any Indirect Subsidiary, other than the Employees.

(b) U.S. Benefit Plans.

(i) With respect to each U.S. Benefit Plan, including both ERISA Plans and Non-ERISA Plans, the Sellers have made available to the Buyers a copy of the plan document (or a written summary thereof) and, if applicable, the most recent copies of the following: summary plan description or other written summary, actuarial estimates of Benefit Plan liabilities, Form 5500 with all attachments for the last year, financial statements for the Benefit Plans for the last year, trust agreements, and determination or qualification letter from the IRS.

(ii) Except as set forth in Disclosure Schedule 3.21(b)(ii), the U.S. Benefit Plans, including both ERISA Plans and Non-ERISA Plans, have been maintained, established, funded, operated, and administered in material compliance with their terms and with applicable Laws.

(iii) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other Proceedings pending or, to the Sellers’ Knowledge, threatened with respect to or in any manner relating to any U.S. Benefit Plan, including both ERISA Plans and Non-ERISA Plans.

(iv) There are no liabilities under any U.S. Benefit Plans (including both ERISA Plans and Non-ERISA Plans) that is not a Transferred Benefit Plan for which the Buyers or their Affiliates may be liable, except as may be set forth on the Financial Statements and/or the Interim Financial Statement or in Article 5 hereof, and, except as may be set forth in Article 5 hereof, the execution and performance of this Agreement and the Ancillary Agreements by the Sellers and their Affiliates will not cause any new liability or obligation to occur or enhance any existing liability or obligation (e.g., increase in severance, the vesting amount, or timing of any compensation or benefits, etc.).

(v) Disclosure Schedule 3.21(b)(v) identifies each of the U.S. Benefit Plans that is an ERISA Plan and is intended to meet the requirements of Section 401(a) of the Code (the “Qualified Plans”). All Qualified Plans have received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code which remains in effect and has not been revoked. To the Knowledge of the Sellers, nothing has occurred since the date of such determination letter that could adversely affect such qualification or tax-exempt status.

(vi) No issue concerning qualification of any Qualified Plan is pending before or, to the Sellers’ Knowledge, threatened by the IRS.

(vii) No Benefit Plan has suffered any material “accumulated funding deficiency,” within the meaning of ERISA Section 302 and Section 412 of the Code, whether or not waived, or otherwise has any material unfunded liabilities. The Sellers and their ERISA Affiliates have made full and timely payment of, or have accrued pending full and timely payment of, all material amounts which are required, under the terms of each Benefit Plan and in accordance with applicable Laws, to be paid as a contribution to or in respect of each Benefit Plan.

(viii) None of the U.S. Benefit Plans is a “multi-employer plan” within the meaning of the Multiemployer Pension Plan Amendments Act of 1980, a “multiple employer plan” as described in Section 413(c) of Code or Sections 210, 4063, 4064 or 4066 of ERISA, or a “multiple employer welfare arrangement” as defined in section 3(40) of ERISA. No U.S. Benefit Plan provides, nor has any Seller or any of their Affiliates promised to provide any retiree or post-employment health or life insurance benefits to any Employees (other than health continuation coverage required by Section 4980B of the Code for which the covered individual pays the full premium cost).

(ix) Neither the Sellers nor any of their Affiliates has any liability to the Pension Benefit Guaranty Corporation with respect to any Benefit Plan other than current premiums payable to the Pension Benefit Guaranty Corporation in the Ordinary Course. Except as set forth on Disclosure Schedule 3.21(b)(ix), there has been no “reportable event,” as defined in Section 4043(b) or (c) of ERISA, with any respect to any Benefit Plan, for which notice has not been waived.

(x) Neither the Sellers nor any of their Affiliates has made nor are they obligated to make any contributions to any Qualified Plan that are nondeductible for Tax purposes.

(xi) Except as listed in Disclosure Schedule 3.21(b)(xi), no U.S. Benefit Plan is subject to Section 302 or Title IV of ERISA or Sections 412 or 430 of the Code. With respect to each such plan: (i) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (ii) all contributions (including installments) required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made, (iii) there are no funding-based limitations, within the meaning of Section 436 of the Code, currently in effect, (v) none of the assets of any Transferred Subsidiary or any Indirect Subsidiary are the subject of any lien arising under ERISA or Section

430(k) of the Code, and no security under ERISA or Section 401(a)(29) of the Code has been required, and no fact or event exists that would reasonably be expected to give rise to any such lien or requirement to post any such security, and (v) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation. No action has been taken, or is currently being considered by the Sellers or their Affiliates to terminate any ERISA Plan subject to Title IV of ERISA.

(xii) None of the Sellers or any of their Affiliates has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or ERISA Section 406 with respect to the U.S. Benefit Plans, and, to the Sellers’ Knowledge, all “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the U.S. Benefit Plans, have materially complied with the requirements of Section 404 of ERISA, except in each case, as could not be expected to result in liability to any of the Transferred Subsidiaries or the Indirect Subsidiaries.

(xiii) Other than routine claims for benefits, with respect to both ERISA Plans and Non-ERISA Plans, there are no actions, audits, investigations, suits, or claims pending or, to the Sellers’ Knowledge, threatened against any of the U.S. Benefit Plans or any fiduciary thereof or against the assets of any of the U.S. Benefit Plans. With respect to each Welfare Plan: (i) each such plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements, (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject any of the Buyers, the Transferred Subsidiaries or the Indirect Subsidiaries to a tax under Code Section 4976(a), (iii) each such plan which is a group health plan (as such term is defined in Code Section 5001(b)) complies and in each case has been operated in material compliance with the applicable requirements of Code Section 4980B, Title I, Part 6 of ERISA, HIPAA and any applicable state and local laws, and (iv) to the extent applicable, each such plan is in material compliance with Section 1862(b)(1)(A)(i) of the Social Security Act and the Sellers and their Affiliates do not have any liability for any excise tax imposed by Code Section 5000.

(c) Non-U.S. Benefit Plans.

(i) With respect to each Non-U.S. Benefit Plan, the Sellers have made available to the Buyers a copy of the plan document or a summary thereof, and where applicable, the most recent copies of the following: summary plan description, actuarial estimates of Benefit Plan liabilities, financial statements for the Benefit Plans, and trust agreements, if and as they exist.

(ii) Except as set forth in Disclosure Schedule 3.21(c)(ii), the Non-U.S. Benefit Plans have been established, funded, maintained and administered in material compliance with their terms and applicable Laws.

(iii) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other Proceedings pending or, to the Sellers’ Knowledge, threatened with respect to or in any manner relating to the maintenance or administration or adjustment of any Non-U.S. Benefit Plan.

(iv) There are no liabilities under any Non-U.S. Benefit Plans that are not Transferred Benefit Plans for which the Buyers or their Affiliates or any of the Transferred Subsidiaries or the Indirect Subsidiaries may be liable, except as set forth on the Financial Statements, and the execution and performance of this Agreement and the Ancillary Agreements by the Sellers and their Affiliates will not cause any new liability to occur or enhance any existing liability (e.g., increase in severance, the vesting, amount or timing of any compensation or benefits, etc.).

(v) Other than routine claims for benefits, there are no actions, audits, investigations, suits, or claims pending or, to the Sellers’ Knowledge, threatened against any of the Non-U.S. Benefit Plans or any fiduciary thereof or against the assets of any of the Non-U.S. Benefit Plans.

(d) Except as set forth in Disclosure Schedule 3.21(d), the consummation of the transactions contemplated hereby will not (either alone or in combination with any other event): (i) result in any payment becoming due to any Employee; or (ii) accelerate the time of payment, vesting or funding or increase any compensation, rights or benefits under any Benefit Plan.

3.22 Foreign Corrupt Practices Act; Export Control Laws. Since December 31, 2013, in each case in respect of the Business, none of the Sellers or any of their Affiliates, nor any of their respective officers, directors, or employees, nor, to the Sellers’ Knowledge, any of their respective agents, distributors, or other person associated with or acting on their behalf has, directly or indirectly, (i) taken any action which would cause it to be in violation of the following laws, but only to the extent that such laws are by their terms applicable to such actions: (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (b) the UK Bribery Act 2010, (c) any Law implementing the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business or any rules or regulations thereunder or (d) any anti-corruption or anti-bribery law; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly; or (iii) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Except as set forth on Disclosure Schedule 3.22, in respect of the Business, none of the Sellers nor any of their Affiliates, nor any of their respective officers, directors, or employees, nor, to the Sellers’ Knowledge, any agent, distributor or other third-party representative acting on behalf of the Sellers or any of their Affiliates is or, since December 31, 2013, has been (A) the subject or target of applicable economic or trade sanctions or export denial orders or restrictions administered by the U.S. Department of Treasury Office of Foreign Assets Control, the U.S. Department of Commerce Bureau of Industry and Security, HM Treasury of the United Kingdom, the European Union, the United Nations, or any other relevant Governmental Authority (collectively, “Sanctions Laws”); (B) organized, resident or located in Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine, in each case, in violation of Sanctions Laws; (C) engaging in any transactions or dealings in violation of applicable export, import, reexport, and transfer controls, including, without limitation, the Export Administration Regulations and the EU Dual Use Regulation (collectively, “Ex-Im Laws”) or Sanctions Laws except to the extent that compliance with such foreign export import, re-export and transfer controls would violate U.S. law; or (D) in violation of U.S. antiboycott Laws.

3.23 Manufacturing. All material products of the Business are manufactured in material compliance with all applicable Laws and in material conformity (where applicable) with current Good Manufacturing Practices (as defined by the Federal Food, Drug and Cosmetic Act and regulations thereunder at 21 C.F.R. Parts 210, 211 and 820), and all foreign equivalents thereof, as the foregoing may be applicable in the field of medicinal products or medical devices, and in accordance with granted marketing authorizations or certificates and Radiation Safety Laws, except as has not and would not reasonably be expected to materially and adversely affect the ability of any of the Sellers or their Affiliates with respect to the Business to promote, distribute, market or sell any material product of the Business.

3.24 Brokers, Finders. Other than TAP Advisors, whose fees shall be paid by Mallinckrodt UK or one of its Affiliates (other than the Transferred Subsidiaries or any Indirect Subsidiary) and in respect of which the Transferred Subsidiaries and the Indirect Subsidiaries shall incur no liability, no finder, broker, agent, or other intermediary acting on behalf of the Sellers is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

3.25 Transactions with Affiliates. Disclosure Schedule 3.25 sets forth all Contracts (other than purchase orders) that are material to the Business and that are between either Transferred Subsidiaries or any Indirect Subsidiary, on the one hand, and the Sellers or any of their Affiliates (other than any Transferred Subsidiary and any Indirect Subsidiary), on the other hand (each an “Affiliate Transaction”) that will not expire or be terminated, and all liabilities relating thereto discharged or paid in full at or prior to the Closing, other than Contracts entered into in the Ordinary Course.

3.26 Insurance. The Transferred Subsidiaries, the Indirect Subsidiaries and their businesses (including the Business) and properties are properly insured either through insurance policies or self-insured retention to the extent generally consistent with industry standards. Disclosure Schedule 3.26 sets forth any claim pending under any policy or program in respect of the Business.

3.27 Customers and Vendors. Disclosure Schedule 3.27 sets forth a list of (a) the ten largest customers of the Business measured by aggregate billings by the Business during the fiscal year ended September 25, 2015 (the “Top Customers”) and (b) the ten largest vendors of the Business measured by aggregate billings to the Business during the fiscal year ended September 25, 2015 (the “Top Vendors”). None of the Top Customers or Top Vendors has canceled or terminated any Contracts they may have with the Business and no Top Customer or Top Vendor has provided written notice that it is terminating, or intends to terminate, any such Contract.

3.28 Line Capacity. The percentage utilization of each production line of the Business and the available production capacity of each such production line set forth on Disclosure Schedule 3.28 is true and correct based on the assumptions set forth in Disclosure Schedule 3.28. Such spare production capacity would not reasonably be expected to require any additional expenditure by any Person to activate (other than incremental material and labor costs and expenses).

3.29 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, none of the Sellers, any Affiliates of the Sellers or any other person, makes any express or implied representation or warranty on behalf of the Sellers or any other Affiliate of the Sellers, in each case in respect of the Business, the Business Assets or otherwise with respect to the subject matter of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyers hereby make the following representations and warranties to the Sellers, each of which shall survive the Closing Date and the transactions contemplated hereby to the extent set forth in Section 9.6(a) below.

4.1 Existence and Power.

(a) Each Buyer has the corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, and such execution, delivery and performance has been duly authorized by all necessary action on the part of each Buyer. Each Affiliate of the Buyers that is a party to any Ancillary Agreement has the power and authority to execute and deliver any Ancillary Agreement to which it is a party, and to consummate the transactions contemplated thereby.

(b) Each Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a material adverse effect on the Buyers’ ability to consummate the transaction contemplated hereby or by any Ancillary Agreement.

(c) Neither the Buyers nor any of their Affiliates is a party to, subject to or bound by any contract, Encumbrance or Law which would (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) in any material respect by the execution or delivery by the Buyers of this Agreement or by the Buyers or any of their Affiliates of any Ancillary Agreement or the performance by the Buyers or any of their Affiliates of the transactions contemplated hereby or thereby, or (ii) prevent the carrying out of the transactions contemplated by this Agreement or any Ancillary Agreement. Except for (w) any Competition Filings or an ongoing merger control review, (x) any Nuclear Regulatory Filing, (y) CFIUS Filing, or (z) as set forth on Disclosure Schedule 4.1(c) or otherwise provided for herein, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or third party is required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement by the Buyers or any of their Affiliates or the consummation by the Buyers or their Affiliates of the transactions contemplated hereby or thereby, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain would not have a material adverse effect on the Buyers or their Affiliates or upon the consummation of the transactions contemplated hereby or by the Ancillary Agreements.

4.2 Valid and Enforceable Agreement; Authorization.

(a) This Agreement and each of the Signing Date Ancillary Agreements has been duly executed and delivered by each Buyer party thereto and currently constitutes (in the case of this Agreement) and at Closing will constitute (in the case of this Agreement and each of the Signing Date Ancillary Agreements) a legal, valid and binding obligation of each Buyer party thereto, enforceable against such Buyer in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and each of the Signing Date Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized, approved and ratified by all necessary action on the part of each Buyer party thereto. Each Buyer has full corporate authority to enter into and deliver this Agreement and each of the Signing Date Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(b) As of the Closing, the Ancillary Agreements (other than the Signing Date Ancillary Agreements which are covered in clause (a) set forth immediately above) will have been duly executed and delivered by each Buyer and/or its Affiliates, as applicable, and will each constitute the legal, valid and binding obligation of such Buyer and/or its applicable Affiliates executing each such Ancillary Agreement, and enforceable against such parties in accordance with their terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. As of the Closing, the execution and delivery of such Ancillary Agreements and the consummation of the transactions contemplated thereby will have been duly authorized, approved and ratified by all necessary corporate action on the part of each Buyer and/or its Affiliates, as applicable. Such Buyer and/or its Affiliates that are parties to such Ancillary Agreements have full corporate authority to enter into and deliver such Ancillary Agreements, to perform their obligations thereunder, and to consummate the transactions contemplated thereby.

4.3 Brokers, Finders. No finder, broker, agent, or other intermediary acting on behalf of the Buyers or any of their Affiliates is entitled to a commission, fee, or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby for which the Sellers or any of their Affiliates could become liable.

4.4 Compliance with Securities Laws. The Buyers are acquiring the Shares for investment and not with a view to distribution thereof, and will not sell, offer for sale, pledge, transfer or otherwise dispose of the Shares or any interest therein except in compliance with the U.S. Securities Act of 1933, as amended, and any other applicable federal, state or non-U.S. securities laws. Each Buyer has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares. Each Buyer is able to bear the economic risk of an investment in the Shares.

4.5 Litigation. There are no Proceedings, orders or investigations pending or threatened against the Buyers or any of the Buyer’s Affiliates, at law or in equity, which if adversely determined would have a material adverse effect on the Buyers’ ability to perform its obligations under this Agreement or any of the Ancillary Agreements or consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to the Buyers which could interfere with the Buyers’ ability to consummate the transactions contemplated by this Agreement or by any of the Ancillary Agreements.

4.6 Buyer Financing; Buyer Guarantee.

(a) The amount of funds contemplated to be provided pursuant to the Commitment Letters (as defined below), together with available cash of the Buyers, will be sufficient to pay the Required Amount. The Buyers have furnished Sellers with true and complete copies of (i) the executed commitment letter, dated as of the date hereof, among the Buyers, the Guarantor and the other parties thereto attached hereto as Exhibit B (including all exhibits, schedules, annexes and amendments, restatements, supplements, replacements or other modifications thereto, the “Equity Commitment Letter”), pursuant to which the Guarantor party thereto has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing”) and (ii) the executed commitment letters, each dated as of August 24, 2016 among, inter alia, the Buyers and GSO Capital Opportunities Fund II (Luxembourg) S.à r.l., GSO Capital Opportunities Fund III (Luxembourg) S.à r.l., Alcentra ECOF S.à r.l., KS Alcentra Europe S.à r.l., ECOF II SV S.à r.l., CEDL I S.à r.l. and CEDL I (Levered) S.à r.l. and the fee letter referenced therein (as amended, restated, supplemented, replaced or otherwise modified in accordance with the terms therein, the “Fee Letter”), with only fee amounts and “flex” provisions redacted, setting forth the terms and conditions of the financing committed to be provided by such commitment letters and attached hereto as Exhibit C (such commitment letters, including all exhibits, schedules, annexes and amendments, restatements, supplements, replacements or other modifications thereto, and each such fee letter, collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Commitment Letters”), pursuant to which the Debt Financing Sources have committed, subject to the terms and express conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the Transactions (the “Debt Financing” and, together with the Equity Financing, the “Buyer Financing”), and (iii) a conditions precedent status letter by the relevant Debt Financing Sources under the Debt Financing confirming the status and satisfaction of certain conditions precedents to utilisation of the Debt Financing (the “Debt CP Letter”). As of the date hereof, (x) none of the Commitment Letters has been amended or modified and (y) the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, except for fee amounts and “flex” provisions in the fee letter referred to in the Debt Commitment, there are no conditions precedent related to the funding of the full amount of the Buyer Financing other than as expressly set forth in the Commitment Letters, the status and satisfaction of which is set out in the Debt CP Letter. As of the date hereof, (x) none of the Commitment Letters has been amended or modified and (y) the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Buyer Financing other than as expressly set forth in the Commitment Letters. As of the date hereof, the Commitment Letters are (A) legal, valid and binding obligations of the Buyers and the Guarantor, as applicable, and to the knowledge of the Buyers, each of the other parties thereto and (B) enforceable in accordance with their respective terms against the Buyers and the Guarantor, as applicable, and to the knowledge of the Buyers, each of the other parties thereto, in each case, subject to general equitable principles, the time barring of claims under applicable limitation laws and except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally (regardless of whether such enforceability is considered in a proceeding in equity or at law). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both would or would reasonably be expected to constitute a default or breach on the part of the Buyers or the Guarantor, as applicable, under the Commitment Letters. All commitments and other fees required to be paid under the Commitment Letters prior to the date hereof have been paid in full.

(b) The Buyers have furnished the Sellers with a copy of the Buyer Guarantee. The Buyer Guarantee is in full force and effect. The Buyer Guarantee is a (i) legal, valid and binding obligation of the Guarantor and, to the knowledge of the Buyers, each of the other parties thereto and (ii) enforceable in accordance with its respective terms against the Guarantor and each of the other parties thereto except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

4.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither of the Buyers, nor any other person, makes any express or implied representation or warranty on behalf of the Buyers.

ARTICLE 5

EMPLOYEES

5.1 Employment Obligations in General.

(a) At least five (5) Business Days prior to the Closing Date, the Sellers shall deliver to the Buyers an updated Schedule 1.68 to reflect any employee resignations from or hires into the Business after the date hereof. Employees employed by a Transferred Subsidiary or Indirect Subsidiary immediately prior to the Effective Time shall continue their employment with such Transferred Subsidiary or Indirect Subsidiary immediately following the Effective Time. With respect to Employees who are not employed by a Transferred Subsidiary or Indirect Subsidiary immediately prior to the Effective Time: (i) where applicable Law provides for the automatic transfer of employment of any such Employee from the Sellers or their Affiliates to Buyers or their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) by operation of law upon the sale of the Business, the Buyers shall, or shall cause one of their Affiliates to, assume and honor all terms and conditions of employment (including compensation and benefits, other than grants of stock options, restricted stock or any other equity or equity-based compensation or benefits) in respect of such Employee to the extent required by such applicable Law, and the Buyers and the Sellers agree to take any such actions as are reasonably practicable such that the employment of such Employees will so transfer to the Buyers or their Affiliate (including the Transferred Subsidiaries and the Indirect Subsidiaries) as a matter of law as of the Effective Time; and (ii) where applicable Law does not provide for the automatic transfer of employment of any such Employee from the Sellers or their Affiliates to Buyers or their Affiliates by operation of law upon the sale of the Business, the Buyers shall, or shall cause one of their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) to, make an offer of employment, to be effective as of the day after the Closing Date, with salary or hourly wages (as applicable in any given case) at least equal in amount to those payable by the Sellers or their Affiliates to each such Employee on the Closing Date and with cash bonuses and/or short-term cash incentive compensation opportunities and employee benefits (excluding any grants of stock options, restricted stock or any other equity or equity-based compensation or benefits, any retention agreements, defined benefit pension, retiree welfare benefits or nonqualified deferred compensation) that are substantially comparable in the aggregate to those provided by the Sellers or their Affiliates to such Employee on the Closing Date under the Benefit Plans set forth on Disclosure Schedule 3.21(a) (excluding any grants of stock options, restricted stock or any other equity or equity-based compensation or benefits, any retention agreements, defined benefit pension, retiree welfare or nonqualified deferred compensation) (“Comparable Benefits”). Notwithstanding the foregoing, any Employee described in (ii) above who is not actively employed as of the Closing Date shall receive an offer of employment from Buyers or one of their Affiliates effective as of the date such Employee notifies Buyers that he or she is able to return to active employment, with or without a reasonable accommodation, at such terms as provided for under this Agreement or at such other terms as required by applicable Law; provided that such date occurs no later than six (6) months following the Closing Date or at such later date as required by applicable Law; any such Employee shall not become a Transferred Employee under this Agreement until commencing employment with Buyers or one of their Affiliates. During the one-year period following the Closing, the Buyers shall cause the Transferred Subsidiaries or Indirect Subsidiaries to provide Transferred Employees with (A) base salary or base wage during their period of employment with the Transferred Subsidiaries or Indirect Subsidiaries in such one-year period that is no less favorable than the base salary or base wage provided to such Transferred Employee immediately prior to the Closing Date, and (B) Comparable Benefits.

(b) The Buyers and the Sellers shall use commercially reasonable efforts to take any and all required actions necessary to minimize to the greatest extent practicable the possibility that severance benefits and/or government-required termination liabilities shall be payable to an Employee as a consequence of the consummation of the transactions contemplated herein regardless of whether such Employee becomes employed by the Buyers or one of their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) automatically or by the acceptance of any offer of employment; provided, however, that to the extent the payment of severance benefits and/or government-required termination liabilities to any such Employee is nevertheless required as a result of the consummation of the transactions contemplated by this Agreement and the consequent transfers of employment, such severance benefits and government-required termination liabilities shall be the sole responsibility of Mallinckrodt UK unless resulting solely from Buyers’ failure to provide offers or terms and conditions of employment that would be required by Law to prevent such severance benefits or government-required termination liabilities from arising as a result of the transactions contemplated by this Agreement.

(c) Nothing in this Agreement shall abridge the Buyers’ right to terminate any Transferred Employee following the Closing, but if the Buyers do so absent cause within one (1) year after the Closing Date, then the Buyers or an Affiliate of the Buyers shall, upon such Transferred Employee’s execution of a customary release in favor of Buyers and its Affiliates, pay severance pay to such terminated Transferred Employee who was employed in the United States an amount that is no less favorable than two (2) weeks’ pay per year of service, with a minimum of six (6) weeks of pay and a maximum of fifty-two (52) weeks of pay. The Buyers or an Affiliate of the Buyers shall pay severance pay to each Transferred Employee that is employed outside of the United States that Buyers or their Affiliate terminates after the Closing in such amount as required by applicable Law, social plan or collective labor agreement in any relevant jurisdiction.

(d) The Buyers shall credit (or cause to be credited) service accrued by Transferred Employees as of the Closing Date for purposes of eligibility, vesting and level of paid time off or severance benefits under their Benefit Plans (but not for purposes of determining any accrued benefit or early retirement eligibility under any defined benefit pension plan) and for other purposes required by applicable Law to the extent that such service was credited for such Transferred Employee immediately prior to the Closing Date for the same purpose under the analogous Benefit Plan and as would not result in a duplication of benefits.

(e) Except otherwise described in Section 5.2(e), after the Closing Date, each Transferred Employee shall be immediately eligible to participate, without any waiting time, in welfare benefit plans (including any applicable Welfare Plans, as defined hereunder) of the Buyers or one of their Affiliates made available to such Transferred Employees to the extent that coverage replaces coverage under a comparable welfare benefit plan of any of the Sellers or any of their Affiliates, in which such Transferred Employee participated as of the Closing Date. For purposes of each welfare benefit plan of the Buyers or one of their Affiliates providing medical, dental, pharmaceutical, disability, life insurance and/or vision benefits to any Transferred Employee, the Buyers shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for such Transferred Employee and his or her covered dependents (other than limitations or waiting periods that were already in effect with respect to such Employees and dependents and that have not been satisfied as of the Closing Date).

(f) With respect to Benefit Plans in which benefits are subject to co-payments, deductibles or similar thresholds, after the Closing Date the Buyers or their Affiliates will, with respect to its comparable benefit plans, use commercially reasonable efforts to give full credit for all co-payments and deductibles satisfied prior to the Effective Time in the same plan year as if there had been a single continuous employer and shall take into account any amounts previously paid and thresholds previously met for the benefit of each Transferred Employee towards any applicable annual and/or lifetime maximum benefits.

(g) During the two (2)-year period commencing with the Closing Date, the Buyers shall not, and shall cause their respective Affiliates to not, solicit or attempt to solicit the employment of any employee of Mallinckrodt UK or any of its Affiliates who is not an Employee without the prior written consent of Mallinckrodt UK. This Section 5.1(g) shall not be construed to prohibit (i) the Buyers’ and its Affiliates’ job postings, solicitations and advertising designed for and distributed to the general public rather than targeted at any employee of Mallinckrodt UK or any of its Affiliates who is not an Employee, (ii) the Buyers or an Affiliate of Buyers hiring employees of Mallinckrodt UK or any of its Affiliates who contact the Buyers or such Affiliate without any solicitation of such employee by the Buyers or an Affiliate of Buyers, including in response to solicitations addressed to the general public or (iii) the Buyers or an Affiliate of the Buyers soliciting or hiring any such employee of Mallinckrodt UK or any of its Affiliates whose employment with Mallinckrodt UK or its Affiliates has already been terminated by Mallinckrodt UK or its Affiliates following the Closing for any reason.

5.2 U.S. Employment Matters.

(a) U.S. Transferred Employees. Employees employed in the United States who commence employment with Buyer or one of its Affiliates pursuant to Section 5.1 above shall be referred to herein as “U.S. Transferred Employees”.

(b) Cessation of Coverage under Mallinckrodt Plans. Except as may be agreed to between the Buyers and the Sellers, as otherwise provided under the applicable plan terms, effective as of the day after the Closing Date, U.S. Transferred Employees shall cease to be active participants in any Benefit Plans of the Sellers or their Affiliates and all such persons shall become eligible to participate in the Transferred Benefit Plans or in such benefit plans to be established by the Buyers or one of their Affiliates in connection with the Buyers’ obligations hereunder. Prior to the Closing Date, Sellers shall, and shall cause one of their Affiliates to, take all actions necessary to remove any Transferred Subsidiary and any Indirect Subsidiary as a participating employer in any such Benefit Plan that is not a Transferred Benefit Plan. From and after the Closing Date, Buyers and their Affiliates (including each Transferred Subsidiary and each Indirect Subsidiary) shall have no further liability or obligation under or with respect to any Benefit Plan or any other benefit or compensation plan, program, policy, arrangement or agreement at any time sponsored, maintained, contributed to or required to be contributed to by Sellers or any of their ERISA Affiliates (other than a Transferred Benefit Plan), and any such liabilities or obligations shall be Excluded Liabilities under this Agreement.

(c) Certain Benefit Plans.

(i) Transferred Benefit Plans. On and as of the day after the Closing Date, the Transferred Benefit Plans for U.S. Transferred Employees shall continue to be sponsored and maintained by a Transferred Subsidiary, an Indirect Subsidiary, the Buyers or another Affiliate of the Buyers, and Mallinckrodt UK and its Affiliates shall have no further liability or obligation therefor.

(ii) Individual Account Plans. Mallinckrodt UK shall as of the Closing Date, cease all contribution in respect of each U.S. Transferred Employee in Mallinckrodt UK’s or its Affiliates’ tax-qualified and nonqualified defined contribution plans, and any health savings account in which such individual is then participating. Mallinckrodt UK shall, or shall cause its Affiliates to, effective as of the day after the Closing Date, cease all contributions in respect of each U.S. Transferred Employee in such plans. Mallinckrodt UK shall, effective as of the day after the Closing Date, cease all contributions in respect of each U.S. Transferred Employee in such plans. As soon as practicable after the Closing Date, the Buyers shall, or shall cause one of their Affiliates to, have in effect one or more qualified defined contribution plans, that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”). Each U.S. Transferred Employee who was a participant in one or more of the Qualified Plans that are individual account plans identified on Disclosure Schedule 3.21(b)(v) (“Mallinckrodt’s Savings Programs”) immediately prior to the Effective Time shall, subject to published black-out periods, become a participant in Buyer’s 401(k) Plan after the Closing Date. Buyer’s 401(k) Plan shall accept rollover contributions from Mallinckrodt’s Savings Programs on behalf of U.S. Transferred Employees, including a rollover of any outstanding loan balance and related promissory notes in accordance with reasonable procedures adopted by the Sellers and the Buyers, including a limitation on the time period in which such loan rollovers may be elected. A rollover from Mallinckrodt’s Savings Programs which includes a loan balance and related promissory note must be initiated by a U.S. Transferred Employee within a reasonable period following the Effective Time that is determined by the Sellers to be acceptable and to which the Buyers consent. Both Mallinckrodt UK (or its appropriate Affiliates) and the Buyers shall amend their respective plans to permit the loan rollovers provided for in this Section 5.2(c)(ii).

(d) Mallinckrodt Pension Plan. The Sellers or their Affiliates maintain one or more defined benefit pension plans that provide benefits to Employees who will become U.S. Transferred Employees (“Mallinckrodt Pension Plan”). Such plans are not Transferred Benefit Plans, and neither the Buyers nor any Affiliate of the Buyers shall become the sponsor of any Mallinckrodt Pension Plan by operation of the events contemplated in this Agreement, and all liabilities and obligations related thereto shall be Excluded Liabilities for purposes of this Agreement. The Sellers shall cause any Mallinckrodt Pension Plan to make direct payment of any accrued benefits to U.S. Transferred Employees (and their beneficiaries) at the time and amount and in the manner required by the terms of the applicable Mallinckrodt Pension Plan.

(e) Welfare Plans.

(i) Other than with respect to liabilities, if any, accrued in the Closing Net Working Capital or Closing Indebtedness, regardless of when any claims for benefits are filed, Mallinckrodt UK and its Affiliates (other than any Transferred Subsidiary or any Indirect Subsidiary) shall be responsible for all medical, dental and other claims for expenses incurred on or prior to the Closing Date by U.S. Transferred Employees and their spouses and dependents, and reimbursement for medical, dental and other expenses associated with such claims shall be determined in accordance with the terms of medical, dental and other plans as in effect for U.S. Transferred Employees on or prior to the Closing Date. Regardless of when any claims for benefits are filed, the Buyers shall be responsible for all medical, dental and other claims for expenses incurred after the Closing Date by U.S. Transferred Employees and their spouses and dependents pursuant to and in accordance with the terms of plans maintained by the Buyers or one of their Affiliates and in which U.S. Transferred Employees and their spouses and dependents become enrolled following the Closing Date.

(ii) The Buyers shall be responsible for all other insurance and disability (short- or long-term) benefit coverage claims of U.S. Transferred Employees and their spouses and dependents for claims incurred by such U.S. Transferred Employees or spouses and dependents after the Closing Date under group life, travel, disability accident, and accidental death and dismemberment insurance policies of the Buyers or similar Welfare Plans in which U.S. Transferred Employees and/or spouses and dependents become enrolled. Mallinckrodt UK and its Affiliates (other than any Transferred Subsidiary or any Indirect Subsidiary) shall be responsible for claims incurred under similar policies of the Sellers and their Affiliates by U.S. Transferred Employees on or before the Closing Date, regardless of whether or not claims are filed on or before the Closing Date and in accordance with the terms and conditions of any such Welfare Plans. Without limiting the generality of the foregoing, the Sellers hereby agree that any Employee (or any current or former employee of the Sellers or any of their Affiliates, including any Transferred Subsidiary or Indirect Subsidiary) who as of the Closing Date is receiving or is in an eligibility waiting or exclusion period for purposes of receiving long-term disability benefits under a Benefit Plan of the Sellers or their Affiliates, shall become eligible or continue to be eligible, as applicable, to receive such benefits under such Seller Benefit Plan.

(iii) For purposes of this Section 5.2(e), the following claims and liabilities shall be deemed to be incurred as follows: (A) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits, (B) health, dental and/or prescription drug benefits, upon provision of such services, materials or supplies, and (C) disability (short- or long-term) benefits, upon the date such disability giving rise to entitlement to such benefit begins. The rules in this Section 5.2(e)(iii) shall apply to all claims, including, but not limited to, claims related to a continuing course of treatment or hospitalization, subject to the terms of the applicable Welfare Plan.

(f) Workers’ Compensation. The Buyers’ workers’ compensation program shall be responsible for all claims for benefits which are incurred after the Closing Date by participating U.S. Transferred Employees.

(g) Bonus and Incentive Compensation. Amounts earned by U.S. Transferred Employees as of the Closing Date under the Mallinckrodt Sales Incentive Compensation Plan shall be determined by the Seller and paid by the Seller or one of its Affiliates on or before the Closing Date. On or before the Closing Date, the Seller shall determine and the Seller or one of its Affiliates shall pay U.S. Transferred Employees a prorated amount, if any, under the Mallinckrodt Global Bonus Plan based on the target award thereunder, adjusted in Seller’s sole discretion, based on performance thereunder as of the Closing Date. Such prorated amount shall be calculated based on the number of days elapsed during the fiscal year in which the Closing Date occurs. Buyer shall have no liability with respect to amounts paid or earned under such plans. Bonus and incentive compensation earned by U.S. Transferred Employees after the Closing Date shall be pursuant to plans adopted by Buyer or one of its Affiliates in accordance with the otherwise applicable provisions of this Section 5.2.

(h) Retention Agreements. Mallinckrodt Enterprises LLC has entered into retention agreements with certain U.S. Transferred Employees. Buyers shall have no liability with respect to the payments required under such retention agreements.

(i) New Flex Plan. The Buyers shall, or shall cause one of their Affiliates to, sponsor a new or existing dependent care assistance and flexible spending account plan (the “New Flex Plan”) as of the Closing, and the New Flex Plan shall credit each Transferred Employee’s dependent care assistance account and flexible spending account with the balance attributable to such Transferred Employee and his or her dependents and beneficiaries as determined immediately prior to the Closing under such dependent care assistance and flexible spending account plans of Sellers to the extent of the assets transferred from Sellers or their Affiliates with respect to such account balances. Each Transferred Employee eligible to participate in the New Flex Plan shall be permitted to continue his or her election in effect under the Sellers benefit plan for the remainder of the year in which the Closing shall occur, subject to Mallinckrodt UK providing such information to Buyers and transferring the assets described above and subject to the limitation on contributions contained in the applicable plan documents, and the Buyers shall, or shall cause one of their Affiliates to, honor any such election, and the New Flex Plan shall honor any claims incurred by a Transferred Employee during the year, which would otherwise be an eligible expense under the plan, whether or not such expense was incurred before or after the Closing Date.

5.3 Non-U.S. Employment Matters.

(a) Non-U.S. Transferred Employees. Employees employed outside of the United States who commence employment with Buyers or one of their Affiliates pursuant to Section 5.1 above shall be referred to herein as (“Non-U.S. Transferred Employees”).

(b) Non-U.S. Transferred Employee Benefit Plans.

(i) On the day after the Closing Date, the Transferred Benefit Plans for Non-U.S. Transferred Employees shall continue to be sponsored and maintained by a Transferred Subsidiary, an Indirect Subsidiary, the Buyers or another Affiliate of the Buyers, and Mallinckrodt UK and its Affiliates shall have no further liability or obligation therefor. Effective as of the day after the Closing Date, and as soon as necessary or practicable thereafter, the Buyers shall, or shall cause one of their Affiliates to, establish and qualify or register with applicable regulatory authorities employee benefit plans, programs, policies and arrangements for, or shall extend existing employee benefit plans, programs, policies and arrangements to, those Non-U.S. Transferred Employees who do not participate in relevant Transferred Benefit Plans which are in accordance with local Law and which provide benefits to such Employees on terms and conditions consistent with and subject to the requirements of Section 5.1 hereof.

(ii) Except as may be agreed to between the Buyers and the Sellers, as otherwise provided under the applicable plan terms, effective as of the day after the Closing Date, Non-U.S. Transferred Employees shall cease to be active participants in any Benefit Plans of the Sellers or their Affiliates and all such persons shall become eligible to participate in such benefit plans to be established by the Buyers or one of their Affiliates, or to continue to participate in the Transferred Benefit Plans in accordance with the Buyers’ obligations hereunder. Prior to the Closing Date, Sellers shall, and shall cause their Affiliates to, remove any Transferred Subsidiary and any Indirect Subsidiary as a participating employer in any such Benefit Plan that is not a Transferred Benefit Plan. From and after the Closing Date, Buyers and their Affiliates (including each Transferred Subsidiary and each Indirect Subsidiary)

shall have no further liability or obligation under or with respect to any Benefit Plan, for the avoidance of doubt, not including any Transferred Benefit Plan, or any other benefit or compensation plan, program, policy, arrangement or agreement at any time sponsored, maintained, contributed to or required to be contributed to by Mallinckrodt UK or any of its Affiliates (other than a Transferred Benefit Plan), and any such liabilities or obligations shall be Excluded Liabilities under this Agreement.

(c) Employment Liabilities.

(i) Other than with respect to liabilities, if any, accrued in the Closing Net Working Capital or Closing Indebtedness, the Seller and its Affiliates (other than any Transferred Subsidiary or any Indirect Subsidiary) shall retain and be responsible for all liabilities in connection with claims incurred on or prior to the Closing Date by Non-U.S. Transferred Employees and their eligible dependents under any Benefit Plans, other than, for the avoidance of doubt, any Transferred Benefit Plan, covering such Non-U.S. Transferred Employees, including with respect to such claims filed following the Closing Date. The Buyers shall be responsible for all liabilities related to Benefit Plans accrued in the Closing Net Working Capital or Closing Indebtedness and for all liabilities in connection with claims incurred after the Closing Date by Non-U.S. Transferred Employees, whether under any of the Buyer’s benefit plans covering such Non-U.S. Transferred Employees or otherwise related to employment with the Buyers or their Affiliates after the Closing Date.

(ii) The Buyers’ workers’ compensation program shall be responsible for all claims for benefits which are incurred after the Closing Date by participating Non-U.S. Transferred Employees.

(d) Transfers of Assets and Liabilities. Effective the day after the Closing Date, the Buyers or another Affiliate of the Buyers shall assume or retain sponsorship and liability for any Non-U.S. Benefit Plan which is a Transferred Benefit Plan, and Mallinckrodt UK and its Affiliates shall have no further liability or obligation therefor. Prior to the Closing Date, Mallinckrodt UK or its Affiliates shall make all contributions on behalf of Non-U.S. Transferred Employees with respect to all periods prior to the Closing Date and shall, effective as of the Closing Date, cease all contributions in respect of each Non-U.S. Transferred Employee in all Benefits Plan (if permitted under applicable Law) in which such individual is then participating. As of the day after the Closing Date, the Buyers shall, or shall cause one of their Affiliates to, have in effect arrangements to provide such benefits in accordance with applicable Law and the Transferred Benefit Plans.

(e) Bonus and Incentive Compensation. Amounts earned by Non-U.S. Transferred Employees as of the Closing Date under the Mallinckrodt Sales Incentive Compensation Plan shall be determined by the Seller and paid by the Seller or one of its Affiliates on or before the Closing Date, except to the extent not administratively practicable to be paid on or before the Closing Date by Seller or one of its Affiliates, in which case such amounts shall be accrued in the Closing Net Working Capital and paid by the Buyers following the Closing Date. On or before the Closing Date, the Seller shall determine and the Seller or one of its Affiliates shall pay Non-U.S. Transferred Employees a prorated amount, if any, under the Mallinckrodt Global Bonus Plan based on the target award thereunder, adjusted in Seller’s sole discretion based on performance thereunder as of the Closing Date, except to the extent not administratively practicable to be paid on or before the Closing Date by the Seller or one of its Affiliates, in which case such amounts shall be accrued in the Closing Net Working Capital and paid by the Buyers following the Closing Date. Such prorated amount shall be calculated based on the number of days elapsed during the fiscal year in which the Closing Date occurs. Buyers shall have no liability with respect to amounts earned under such plans as of the Closing Date, except to the extent accrued in the Closing Net Working Capital or Closing Indebtedness. Bonus and incentive compensation earned by Non-U.S. Transferred Employees after the Closing Date shall be pursuant to plans adopted by Buyer or one of its Affiliates in accordance with the otherwise applicable provisions of this Article 5.

(f) Retention Agreements. Affiliates of Sellers have entered into retention agreements with certain Non-U.S. Transferred Employees. Buyers shall have no liability with respect to the payments required under such retention agreements. Upon request of the Sellers, the Buyers shall make all payments required under such retention agreements on the Sellers’ behalf and shall be promptly reimbursed for such payments by the Sellers.

5.4 Key Employees. From the date hereof until the Closing, the Sellers shall, and shall cause their Affiliates to, (a) use commercially reasonable efforts to maintain the employment of the persons set forth on Schedule 5.4 (the “Key Employees”) for the benefit of the Business and (b) to the extent a Transferred Subsidiary or an Indirect Subsidiary is not, as of the date hereof, the employer of any Key Employee, transfer the employment of each such Key Employee to a Transferred Subsidiary or an Indirect Subsidiary on or before the Closing Date. If, at any time following the date hereof and prior to the Closing, a Key Employee resigns from his or her employment with the Sellers or their Affiliates or the Sellers or any of their Affiliates or any of their corporate managers, directors or officers becomes aware of the intent of any Key Employee to resign from his or her employment with the Sellers or their Affiliates, the Sellers shall, and shall cause their Affiliates to, use reasonable best efforts to retain the employment of such Key Employee or hire a qualified replacement employee (which employee, once hired, would be deemed a Key Employee for purposes of this Section 5.4 and shall be deemed to be set forth on Schedule 5.4). The Sellers shall not, and shall cause their Affiliates not to, terminate the employment of any Key Employee without the prior consent of the Buyers for any reason; provided that such consent shall not be unreasonably withheld, conditioned or delayed.

5.5 Vacation. With respect to all Transferred Employees, the Buyers will recognize (or cause to be recognized) all accrued and unused paid time off and/or holidays which have accrued to such Transferred Employees through the Closing Date to the extent accrued in the Closing Net Working Capital or Closing Indebtedness, and the Buyers will allow the Transferred Employees to take their accrued paid time off at any time following the Closing Date in accordance with the policies of the Business as in effect as of the Closing Date.

5.6 Retained Obligations. Mallinckrodt UK and its Affiliates (other than any Transferred Subsidiary or any Indirect Subsidiary) shall retain all liabilities for all obligations to Employees and former employees of the Business pursuant to the Mallinckrodt Deferred Compensation Plan and the equity incentive plans of the Sellers and their Affiliates and such obligations and liabilities shall be Excluded Liabilities for purposes of this Agreement.

5.7 No Third Party Beneficiaries. No agreement between the parties hereto nor any action by the Sellers, the Buyers or any of their Affiliates shall be deemed to create any third party beneficiary rights in any employees of the Sellers, the Buyers, or of any Affiliate of either, and no person other than the Parties to this Agreement shall have any rights to enforce any provision hereof. Further, nothing in this Article 5 shall be deemed to amend or modify any Benefit Plan or to establish, amend or modify any other benefit or compensation plan, program, policy or agreement maintained by Buyers, Sellers or any of their respective Affiliates.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Conduct of Business Until Closing. Except as set forth on Schedule 6.1, unless the Buyers otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Sellers shall, and shall cause their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) to, in respect of agreements in respect of the Business with reactors and Mo-99 suppliers, (i) not terminate such agreements prior to the expiry of their term and (ii) use commercially reasonable efforts to renew such agreements if they are scheduled to expire or otherwise lapse prior to the Closing Date, in the aggregate to ensure sufficient redundancy in its supply chain. Within 30 days following the end of each Fiscal Month, the Sellers shall provide Buyers with monthly financial information (including balance sheets and income statements) of the Business in a form consistent with those previously provided to Buyers and, after request from Buyers, provide updates on material projects and agreements as reasonably requested by Buyers. Except as set forth on Schedule 6.1 or as otherwise provided in this Agreement, or as the Buyers may otherwise consent to or approve in writing on and after the date hereof and prior to the Closing Date, which consent shall not be unreasonably withheld or delayed, the Sellers agree and agree to cause their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries), in each case, in respect of the Business:

(a) other than any Excluded Assets, not to sell, transfer, assign, convey or otherwise dispose of (i) any of the Shares, (ii) any securities or ownership interests of any Indirect Subsidiary, or (iii) any of the assets, properties or rights of the Transferred Subsidiaries or the Indirect Subsidiaries, other than, in the case of this clause (iii), (A) sales of inventory of products of the Business in the Ordinary Course or transfers to the Transferred Subsidiaries or another Indirect Subsidiary that will not affect the indirect transfer of any of the Business Assets (or the transfer of the Shares) to the Buyers at the Closing or (B) dividends or distributions of Cash made by any Transferred Subsidiary or any Indirect Subsidiary to Mallinckrodt UK or its Affiliates that are fully paid prior to the Closing;

(b) (i) to conduct the Business in all material respects in the Ordinary Course in accordance with Past Practice, (ii) to use commercially reasonable efforts to preserve the Business and existing business relationships with employees, customers and suppliers and other key business relations of the Business, and (iii) to maintain the Owned Real Property, Leased Real Property and all fixed assets included in the Business Assets in substantially the condition currently existing, normal wear and tear excepted;

(c) not to hire or terminate (other than for cause) any Senior Business Employee, or amend any compensation terms of any Senior Business Employee;

(d) not to increase the compensation payable or to become payable to, any Employee, except increases in compensation or benefits as may be required by the existing terms of the Benefit Plans set forth on Disclosure Schedule 3.21(a), as mandated by Law or increases in salary consistent with Past Practices in the Ordinary Course;

(e) not to incur, create or assume any Encumbrance with respect to any material asset or portion of assets included in the Business Assets, other than any Permitted Encumbrances;

(f) not to (i) enter into, terminate or amend any Material Contract or any Contract that would be a Material Contract if so entered into or amended prior to the date hereof, except to the extent any such amendment is non-substantive, nor (ii) take any action or omit to take any action that, in and of itself, might reasonably cause the Sellers or their Affiliates to be in material breach of any Material Contract;

(g) not to adopt, enter into, terminate or amend any Benefit Plans or adopt or enter into any plan, policy, agreement or arrangement for the current or future benefit of any Employee that would be a Benefit Plan if it were in existence as of the date hereof except for amendments to the extent required to maintain compliance with the U.S. Internal Revenue Code or other applicable Laws, or take any action to accelerate the vesting, funding, or payment of compensation or benefits under any Benefit Plan (or any award thereunder);

(h) not to sell, exclusively license or transfer any Business Intellectual Property owned by the Sellers or any of their Affiliates, not to grant non-exclusive licenses of Business Intellectual Property owned by the Sellers or any of their Affiliates other than in the Ordinary Course consistent with Past Practice, and to use commercially reasonable efforts to maintain and prosecute material registered Business Intellectual Property owned by the Sellers or any of their Affiliates and applications to register Business Intellectual Property owned by the Sellers or any of their Affiliates;

(i) not to make any change to the charter documents, bylaws or equivalent governing instruments of any Transferred Subsidiary or any Indirect Subsidiary;

(j) not to create or issue or grant any option or other right to subscribe, purchase or redeem any of the Shares or any other securities of any Transferred Subsidiary or any Indirect Subsidiary;

(k) not to enter into any material transaction, including with the Sellers or any of their other Affiliates, in respect of the Business or the Business Assets other than in the Ordinary Course;

(l) not make or change any election with respect to Taxes, adopt or change an annual accounting period or method for Tax purposes, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, fail to pay any Taxes as they become due and payable, in each case, that would increase a liability of any of the Transferred Subsidiaries or Indirect Subsidiaries for Taxes in any Post-Closing Period;

(m) not to compromise or settle any Proceeding or threatened Proceeding in any manner that would result in any material liability to the Transferred Subsidiaries and Indirect Subsidiaries, taken as a whole, or that would result in any restriction on the operation of the Business;

(n) to comply in all material respects with all applicable Laws affecting or relating to the Business and not to implement any employee layoffs implicating the WARN Act;

(o) except in accordance with the Sellers or their Affiliates’ budgeted capital expenditures for such year, not commit to make any material changes in planned capital expenditures;

(p) not to enter into any understandings or agreements (conditional or otherwise), or agree or commit, to do any of the foregoing (other than clauses (b) and (n));

(q) not to enter into, terminate or amend in any material respect any applicable collective labor agreement in relation to Mallinckrodt Medical B.V. other than in the Ordinary Course or as required by applicable Law; and

(r) to use commercially reasonable efforts to minimize the amount of Closing Cash.

The Buyers shall make appropriate and authorized representatives available at all reasonable times promptly to consider requests by the Sellers with respect to any actions that, failing the receipt of the Buyers’ consent, might violate the provisions of this Section 6.1. The Parties shall, as soon as reasonably practicable and having regard to applicable antitrust Law, and by no later than ten (10) Business Days following the date hereof, form a separation committee to assist and oversee the separation of the Business from the other businesses of the Sellers and their Affiliates. The separation committee shall consist of up to six people in total, comprised of three representatives of the Sellers and three representatives of the Buyers. The Parties shall notify each other party of the identity of their representatives, each of which shall be of suitable experience, seniority and authority. The separation committee shall meet as necessary to discuss and coordinate the development, progress and implementation of the separation including discussing, at the first meeting of the separation committee, a format of monthly financial reporting in respect of the Business. The separation committee shall put in place all such processes as may be required to ensure that no information is exchanged or steps taken in breach of applicable antitrust Laws.

6.2 Access Pending Closing. The Sellers shall, at all reasonable times prior to Closing, make the personnel, plants, properties, books and records (including all procedures, work instructions, and records associated with FDA Laws, Healthcare Laws, Radiation Safety Laws, and comparable requirements of other applicable jurisdictions) of the Business and the Transferred Subsidiaries and the Indirect Subsidiaries reasonably available during normal business hours to the Buyers, their representatives, financial advisors, lenders and auditors, and the Sellers shall and shall cause the Transferred Subsidiaries and the Indirect Subsidiaries to furnish or cause to be furnished to such persons during such period all such information and data concerning the Business as such persons may reasonably request, including, without limitation, to allow Buyers to reasonably monitor the progress of the R&D Lab Construction. Notwithstanding the above, the Sellers shall not be required to provide the Buyers or their Affiliates or representatives with access to any information (i) that is subject to a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the Ordinary Course, (ii) the disclosure of which would violate any Law or duty owed to any third party or (iii) that is subject to any attorney-client, work product or other legal privilege. The Buyers will use commercially reasonable efforts to avoid or minimize any disruption to the business operations of the Sellers and their Affiliates that may result from requests for access or information hereunder. The Sellers agree to keep the Buyers reasonably apprised of the status of negotiations of the renewal or amendment of the Material Contracts set forth on Schedule 6.2 (the “Specified Agreements”) and agree to reasonably cooperate and consult with the Buyers with respect to the terms of the Specified Agreements and strategy relating to the negotiations of such Specified Agreements. The Sellers agree to consider in good faith the views of the Buyers regarding the terms of such Specified Agreements and incorporate such terms into the Specified Agreements to the extent the Sellers agree with such terms from a Business perspective, provided however, whether or not the Sellers agree with such terms proposed by the Buyers, the Sellers shall make the final determination as to the resolution of any such terms.

6.3 Books and Records. After the Closing Date, the Buyers shall provide Mallinckrodt UK and its Affiliates and their representatives with reasonable access, for any reasonable business purpose (including, but not limited to (i) preparing Tax Returns and (ii) defending any claim in respect of which a Notice of Claim has been served on Mallinckrodt UK) and during normal business hours, to all books and records of the Transferred Subsidiaries and the Indirect Subsidiaries, including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other laboratory, electronic or written data (“Records”), in each case pertaining or relating to any period on or prior to the Closing Date. Unless otherwise consented to in writing by Mallinckrodt UK, the Buyers shall not, for a period of seven (7) years following the Closing or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender such Records to Mallinckrodt UK. Notwithstanding anything in this Agreement to the contrary, (i) if the Parties are in an adversarial relationship in litigation or arbitration, the provision of access to such personnel, books and records shall be subject to applicable rules relating to discovery and (ii) the Buyers shall not be required to provide Mallinckrodt UK or its Affiliates or representatives with access to any information (a) that is subject to a confidentiality agreement with a third party entered into in the Ordinary Course, (b) the disclosure of which would violate any Law or duty owed to any third party or (c) that the Buyers reasonably believe is subject to any attorney-client, work product or other legal privilege. The Sellers will use commercially reasonable efforts to avoid or minimize any unreasonable disruption to the business operations of the Buyers and their Affiliates that may result from requests for access or information hereunder.

6.4 Confidentiality; Announcements.

(a) In addition to the terms, provisions and covenants of the Mutual Confidentiality Disclosure Agreement dated February 25, 2016, between CapVest Partners LLP, Glo Holdco S.C.A. and Mallinckrodt LLC, as amended to date (the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms, each Buyer acknowledges that, in the course of its investigations of the Business, such Buyer and its representatives have and will become aware of confidential information and documents related to the businesses of the Sellers and their Affiliates (including the Business), and that its use of such confidential information and documents, or communication of such information to third parties, could be detrimental to the businesses of the Sellers and their Affiliates (including the Business). Each Buyer covenants that prior to Closing or in the event that Closing does not occur, all information and documents reviewed by such Buyer or its representatives in connection with this Agreement or the transactions contemplated hereby and, following Closing, all such information and documents to the extent related to the businesses of the Sellers and their Affiliates (other than the Business) or any of the Excluded Assets or the Excluded Liabilities and any confidential information otherwise known to such Buyer (including through any Transferred Employee) with respect to businesses operated by the Sellers or any of their Affiliates (other than the Business), shall, for a period of three (3) years following (x) the Closing Date or (y) the date of termination of this Agreement, as applicable, be maintained in confidence and shall not be disclosed or used by such Buyer, and such Buyer shall cause its representatives not to disclose or use such information, without Mallinckrodt UK’s prior written consent, unless such Buyer can demonstrate that such information (i) is otherwise publicly available through no breach by either Buyer or any of their Affiliates of the obligations set forth in this Section 6.4(a), (ii) is required to be disclosed pursuant to judicial order, regulation or Law, (iii) is required to be disclosed by the rules of a securities exchange on which such Buyer may from time to time be listed, (iv) was already in the possession of such Buyer or its Affiliates prior to or independently of disclosure hereunder without breach of any obligation owed to a third party with respect to such information, or (v) is reasonably required to be disclosed to, and only to the extent of any such required disclosure to, any Debt Financing Source (and any Affiliate or professional advisor of such Debt Financing Source), so long as such Debt Financing Source (and any Affiliate or professional advisor of such Debt Financing Source) are required to maintain the confidentiality of such information. With respect to information and documents related to the Business, at the Sellers’ request in the event that this Agreement is terminated, and, at the Sellers’ request at any time with respect to information and documents related to the Excluded Assets, the Excluded Liabilities or other businesses operated by the Sellers or any of their Affiliates, each Buyer shall, and shall cause its representatives to, promptly destroy all information and documents to the extent they contain any information concerning (as applicable) the Business, the Excluded Assets, the Excluded Liabilities or other businesses operated by the Sellers or any of their Affiliates, as the case may be (including any copies thereof or extracts therefrom). In the event that any Buyer or any of its representatives becomes legally compelled to disclose any information or documents that are subject to any non-disclosure obligation set forth in this Section 6.4(a), such Buyer shall provide the Sellers with prompt written notice before such disclosure, if legally permissible, sufficient to enable the Sellers or their Affiliates either to seek a protective order, at their expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance in writing (in whole or in part) with the provisions of this Section 6.4. In addition to and in furtherance of the foregoing, each Buyer shall use commercially reasonable efforts, and at the request and expense of the Sellers, to cooperate with the Sellers and their Affiliates in seeking to obtain a protective order or other appropriate remedy preventing or prohibiting such disclosure or other reliable assurance that confidential treatment will be accorded such information. In the event of any conflict or inconsistency between the provisions of this Agreement and the Confidentiality Agreement, the former shall prevail in all cases.

(b) For a period of three (3) years following the Closing Date, Mallinckrodt UK shall maintain, and shall cause its Affiliates to maintain, in confidence any information they may have in relation to the Business, other than with respect to the Excluded Assets and the Excluded Liabilities, and such information shall not be disclosed or used by Mallinckrodt UK or its Affiliates without the Buyers’ prior written consent, unless Mallinckrodt UK and its Affiliates can demonstrate such information (i) is otherwise publicly available through no breach by Mallinckrodt UK or any of its Affiliates of the obligations set forth in this Section 6.4(b), (ii) is required to be disclosed pursuant to judicial order, regulation or Law, or (iii) is required to be disclosed by the rules of the New York Stock Exchange or any other exchange on which the securities of Mallinckrodt UK’s ultimate parent company is listed. In the event that Mallinckrodt UK or any of its representatives becomes legally compelled to disclose any information or documents that are subject to any non-disclosure obligation set forth in this Section 6.4(b), Mallinckrodt UK shall provide the Buyers with prompt written notice before such disclosure, if legally permissible, sufficient to enable the Buyers or their Affiliates either to seek a protective order, at their expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance in writing (in whole or in part) with the provisions of this Section 6.4. In addition to and in furtherance of the foregoing, Mallinckrodt UK shall use commercially reasonable efforts, and at the request and expense of the Buyers, to cooperate with the Buyers and their Affiliates in seeking to obtain a protective order or other appropriate remedy preventing or prohibiting such disclosure or other reliable assurance that confidential treatment will be accorded such information.

(c) No Party shall, and each Party shall cause its Affiliates not to, make any public announcement at any time concerning this Agreement or the transactions contemplated herein without the prior written approval of the other Parties (which approval shall not unreasonably be withheld) and without giving the other Parties a meaningful opportunity (as practicable under the circumstances) to review and comment on any such proposed public announcement. Notwithstanding the immediately preceding sentence, in the event any Party reasonably determines that any such public announcement is required by Law, such Party shall give the other Parties advance written notice of, and a meaningful opportunity (as practicable under the circumstances) to review and comment on, the proposed form and substance of any such announcement. The Party whose proposed announcement is the subject of review shall consider carefully and in good faith all comments timely received from the other Parties, but nothing shall interfere with the right of any Party making any public announcement from making the final determination as to the form and nature of any public disclosure it feels is legally required. The Parties do plan to issue a press release (either independently or jointly) promptly after the execution of this Agreement, and in that regard each Party has reviewed and commented on the other Party’s proposed press release in a manner consistent with the requirements of this Section 6.4(c).

(d) Each Party acknowledges that any breach by it of the confidentiality obligations set forth in this Section 6.4 may cause the other Parties irreparable harm for which compensation by monetary damages would be inadequate and, therefore, any Party that has been harmed by any such breach shall have the right to seek an injunction or decree for specific performance and injunctive or other equitable relief as a remedy for any such breach and each of the Parties further agrees to waive any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

6.5 Cooperation. On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably requested by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement and the Ancillary Agreements. Without limiting the generality of the foregoing, in the event any Buyer, Transferred Subsidiary, any of the Indirect Subsidiaries, or Sellers become aware after the Closing Date of any Intellectual Property that qualifies as Business Intellectual Property but was not included in the Business Assets assigned to Buyers or owned by a Transferred Subsidiary or an Indirect Subsidiary at Closing, Mallinckrodt UK shall execute and deliver, or cause its applicable Affiliate to execute and deliver, all instruments and documents reasonably necessary in connection with (i) in the case of Intellectual Property owned by Mallinckrodt UK or any of its Affiliates, transferring all right, title, and interest of such Business Intellectual Property to Buyers or their designee, or (ii) in the case of Business Intellectual Property owned by a third person, and subject to Sections 2.7(b) and 2.7(c), assigning to Buyers or their designee(s) Sellers’ rights to use such Business Intellectual Property.

6.6 Reasonable Best Efforts; Certain Filings.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated herein as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documents necessary to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the transactions contemplated herein and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, authorizations and approvals.

(b) In furtherance of the foregoing, each Party agrees (i) as promptly as practicable, and in any event within fifteen (15) Business Days after the date hereof (unless a later date is mutually agreed between the Parties) to cause its ultimate parent entity make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated herein (“HSR Filing”), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested in connection with the HSR Filing, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the contemplated transaction as soon as reasonably practicable, and (ii) (A) as promptly as practicable to submit to CFIUS a draft joint voluntary notice under FINSA with respect to the transactions contemplated by this Agreement, (B) file, as promptly as practicable, with the CFIUS a joint voluntary notice under FINSA (the “CFIUS Filing”), (C) supply, as promptly as reasonably practicable, any additional information and documents that may be requested in connection with the CFIUS review and, if applicable, investigation process, and (D) take all other actions necessary to obtain the CFIUS Approval with respect to the contemplated transaction as soon as reasonably practicable. Also in furtherance of the foregoing, each Party agrees to make, with the Buyers having primary responsibility for the making of other such filings, as soon as reasonably practicable, but no later than thirty (30) Business Days after the date hereof (unless a later date is mutually agreed between the Parties or unless an earlier date is required by applicable Laws) (x) such other appropriate filings (together with the HSR Filing, the “Competition Filings”) with respect to jurisdictions outside the United States as are reasonably necessary under any applicable Laws regarding competitive or antitrust matters or relating to the control or approval of mergers or other business combinations as may be in effect in any applicable jurisdiction (such Laws, together with the HSR Act, “Competition Laws”) to obtain all waiting period expirations or terminations, consents, clearances, waivers, authorizations and approvals required for the consummation of the transactions contemplated herein (provided that, where the relevant Competition Laws require or expect the Buyers to enter into pre-notification discussions or require a pre-acceptance period, the thirty (30) Business Day period shall refer to the submission of the draft filing, notice, application or similar document), to supply as promptly as practicable and advisable any additional information and documentary material that may be requested in connection with any such Competition Filing, and to take all other actions necessary to cause any approval or clearance to be obtained in connection with any such Competition Filing as soon as practicable and (y) such appropriate filings with the Governmental Authorities (both in the United States and in any jurisdictions outside the United States) as are reasonably necessary under any applicable Radiation Safety Laws as may be in effect in any applicable jurisdiction (collectively, the “Nuclear Regulatory Filings”) to obtain all Required Nuclear Approvals with respect to the contemplated transaction as soon as reasonably practicable, to supply as promptly as practicable and advisable any additional information and documentary material that may be requested in connection with any such Nuclear Regulatory Filing, and to take all other actions reasonably necessary to cause any approval or clearance to be obtained in connection with any such Nuclear Regulatory Filing as soon as practicable.

(c) Each Party shall, in connection with the efforts referenced in Section 6.6(a) and Section 6.6(b), (i) cooperate in all respects and consult with each other Party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing outside counsel for the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform outside counsel for the other Parties of any material communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), CFIUS, or any other Governmental Authority, by promptly providing copies to outside counsel for the other Parties of any such written communications, and of any material communication received or given in connection with any proceeding by a private party; provided, however, that materials may be redacted as necessary to comply with contractual arrangements and as necessary to address reasonable privilege or confidentiality concerns, (iii) permit outside counsel for the other Parties to review in advance any material communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, CFIUS, or any other Governmental Authority, or, in connection with any proceeding by a private party, with any other person (provided, however, that materials may be redacted as necessary to comply with contractual arrangements and as necessary to address reasonable privilege or confidentiality concerns) and (iv) to the extent permitted by the DOJ, the FTC, CFIUS, or any other applicable Governmental Authority or other person, give outside counsel for the other Parties the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC, CFIUS, or any other Authority or other person.

(d) In furtherance of the covenants of the Parties contained in Section 6.6(a), Section 6.6(b) and Section 6.6(c), each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated herein under any applicable Law, including (but, with respect to the Buyers only, without regard to the “reasonable best efforts” qualifier set out in this Section 6.6(d) in so far as it relates to resolving objections raised in respect of Competition Filings or any other merger control review subject, for the avoidance of doubt, to the proviso in 6.6(d)(i) and to the Buyers’ ability to determine their strategy with regard to resolving objections having duly cooperated with the Sellers in accordance with the terms of this Section 6.6(d)) agreeing to any terms, conditions or modifications (including the Buyers, the Sellers or any of their respective Affiliates having to cease operating, licensing, selling or otherwise disposing of any assets or businesses (including the requirement that any such assets or businesses be held separate)) with respect to obtaining the expiration or termination of any waiting period or any consents, clearances, waivers, approvals or authorizations in connection with the consummation of the transactions contemplated herein; provided, however, that (i) nothing in this Agreement shall require the Buyers, the Sellers or any of their respective Affiliates to cease operating, sell, license or otherwise dispose of the whole or any part of any European Plant or to offer or commit to any such action and (ii) the Sellers shall not be required to take such actions under Section 6.6(a), Section 6.6(b), Section 6.6(c) and this Section 6.6(d) that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on any of the other businesses of the Sellers and their Affiliates. Nothing in Section 6.6(a), Section 6.6(b), Section 6.6(c) or this Section 6.6(d) shall require a Party or its Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Parties shall reasonably cooperate with respect to all communications and strategy relating to the Competition Filings, CFIUS Filing and Nuclear Regulatory Filings, including, without limitation, by causing their respective counsel to consult and cooperate with one another, and consider in good faith the views of one another regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Competition Filing, Competition Law, CFIUS Filing, FINSA or Nuclear Regulatory Filing prior to their submission.

(e) The Buyers shall not (and shall not permit any of its Affiliates to) enter into any transaction, or any agreement to effect any transaction involving any merger or acquisition of shares or assets of any entity engaged in a business which is directly competitive with the Business that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or in connection with any other Competition Filing or in connection with the CFIUS Filing or any Nuclear Regulatory Filing, applicable to the transactions contemplated by this Agreement,

(ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (iii) obtain all authorizations, consents, waivers, and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

6.7 Covenant Not to Compete.

(a) For the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date and anywhere where the Sellers and/or their Affiliates have made sales in respect of the Business in the 12 months prior to the date of this Agreement, Mallinckrodt UK shall not, and shall cause its Affiliates not to, directly or indirectly, on their own behalf or on behalf of any other person, own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, agent, representative or otherwise), render services to or otherwise engage in any activities that are directly competitive with the Business (as conducted by the Sellers and their Affiliates on and as of the date hereof and as of the Closing) (“Competitive Activities”). Notwithstanding the foregoing, each Buyer hereby agrees that the covenant set forth in the immediately preceding sentence shall not be deemed to prohibit any of the following: (i) Mallinckrodt UK or its Affiliates providing services to any Buyer or its Affiliates under or participating in any other arrangement contemplated by the Transition Services Agreement or any other Ancillary Agreement, (ii) the ownership or acquisition by Mallinckrodt UK or any of its Affiliates of any firm, person or entity which engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than fifteen percent (15%) of such person’s consolidated annual revenues in any given calendar year (provided that, in no event shall Mallinckrodt UK or any of its Affiliates own or acquire any interest in the persons set forth on Schedule 6.7(a); provided further that, subject to compliance with the other provisions of this Section 6.7(a), the foregoing restriction shall not prohibit Mallinckrodt UK or any of its Affiliates from owning or acquiring any direct or indirect parent company or Affiliate of any person or business set forth on Schedule 6.7(a) if (and only if) such parent company or Affiliate owns and operates material revenue-generating businesses in addition to a nuclear imaging business), (iii) Mallinckrodt UK or its Affiliates engaging in any business (other than the Business), whether or not any one or more products or services associated with such business activities might be deemed to be competitive in some manner with the Competitive Activities, (iv) manufacturing and supplying to third parties raw materials, active pharmaceutical ingredients or intermediate compounds (but not finished products ready for distribution and sale and intended for use in connection with the diagnostic imaging of human ailments) whether or not any of the foregoing are used by such third party in connection with Competitive Activities and (v) the acquisition by Mallinckrodt UK or its Affiliates of rights to any product (whether by purchase, license or otherwise) that may be used for Competitive Activities, as long as either such product is not so employed or is a product that falls within the exception set forth in clause (ii) of this sentence as if any such product was an acquired entity or person for purposes of such clause (ii). In the event that Mallinckrodt UK or any of its Affiliates acquires (A) any firm, person, product or entity which is engaged in Competitive Activities in excess of the threshold permitted by clause (ii) of the immediately preceding sentence or by clause (v) of the immediately preceding sentence if a product is involved that falls within the exception set forth in clause (ii) of the immediately preceding sentence or (B) any direct or indirect parent company or Affiliate of any person set forth on Schedule 6.7(a) (regardless of whether or not such parent company or affiliate is engaged in Competitive Activities in excess of the threshold in clause (ii)), the acquisition and ownership of such a firm, person, product or entity shall not violate this Section 6.7 so long as Mallinckrodt UK and/or its Affiliates use their best efforts to divest any such product or portion of that firm, person or entity that is involved in such Competitive Activities within eighteen (18) months after such acquisition.

(b) If Mallinckrodt UK experiences a Change of Control and the third party involved in such Change of Control or any of its Affiliates immediately prior to such Change of Control (collectively, the “Mallinckrodt UK Acquirer”) is engaging in Competitive Activities (each, a “Mallinckrodt UK Acquirer Competitive Activity”), then notwithstanding Section 6.7(a), the Mallinckrodt UK Acquirer (but not Mallinckrodt UK or any of its Affiliates immediately prior to the Change of Control, except to the extent Mallinckrodt UK or any of its Affiliates is then engaging in any such Mallinckrodt UK Acquirer Competitive Activity in a manner that complies with Section 6.7(a)) may continue to engage in any such Mallinckrodt UK Acquirer Competitive Activity.

(c) Without limiting the remedies available, the Parties agree that damages at law would be an insufficient remedy in the event of breach of this Section 6.7 by Mallinckrodt UK or its Affiliates and that the Buyers shall be entitled to seek injunctive relief or other equitable remedies in the event of any such breach or threatened breach.

(d) If any of the provisions of this Section 6.7 are held to be unenforceable in any jurisdiction, then, as to such jurisdiction, such provision shall be ineffective to the extent of its unenforceability in such jurisdiction, without affecting the remaining provisions of this Section 6.7 in such jurisdiction, or affecting in any other jurisdiction the validity or enforceability of such provision or of this Section 6.7.

6.8 Use of the Seller Marks.

(a) Subject to the other provisions of this Section 6.8, Mallinckrodt UK, on behalf of itself and its Affiliates, hereby grants a limited, worldwide, non-exclusive, fully paid, non-royalty bearing right and license to the Buyers and, subject to the last sentence of this Section 6.8(a), the Transferred Subsidiaries, Indirect Subsidiaries, and their Affiliates, for the shorter of (a) a period of three (3) years following the Closing Date (subject to the last sentence of this Section 6.8(a)) and (b) the period required to implement variations to the Marketing Authorizations to allow the Buyers to discontinue using the Seller Marks for the products covered by the Marketing Authorizations, be able to use the Seller Marks solely (i) as a component of the existing legal entity names of the Transferred Subsidiaries and the Indirect Subsidiaries, and (ii) in connection with the operation of the Business as conducted, or as proposed to be conducted by Buyers, as of the date of this Agreement, including to market, distribute, and sell product inventory included in the Business Assets or any product inventory acquired or manufactured by the Buyers and/or their Affiliates after the Closing Date and to utilize the labels and packaging, advertising, marketing, sales and promotional materials included in the Business Assets. Buyers shall, and shall cause their Affiliates to, use the Seller Marks in accordance with standards of quality consistent with the quality standards observed by Sellers and their Affiliates in the operation of the Business prior to the Effective Date, and all uses of the Seller Marks shall be in a form and manner designed to maintain the high quality of the Seller

Marks and in keeping with the image, reputation and goodwill symbolized by and associated with the Seller Marks, in each case to the extent such standards, form, and manner have been made available by Mallinckrodt UK to Buyer. Upon reasonable advance written notice from Mallinckrodt UK of any failure of such uses of the Seller Marks to conform to the foregoing standard, Buyers shall promptly discontinue such non-conforming uses and make such changes to the applicable products or such uses as Mallinckrodt UK shall reasonably require. All goodwill arising out of use by Buyers or any of their Affiliates of the Seller Marks shall inure solely to the benefit of Mallinckrodt UK. As of the Closing, Buyers shall be responsible for all use of the Seller Marks by any Transferred Subsidiary, any Indirect Subsidiary, or any of its or their Affiliates, and if at any time during the term of the license granted pursuant to this Section 6.8(a), any Transferred Subsidiary, any Indirect Subsidiary, or any or any of its or their Affiliates is no longer an Affiliate of Buyers or should cease to exist, such prior Affiliate shall immediately thereupon cease to have the right to use or exploit the Seller Marks.

(b) Promptly upon the expiration of the period set forth in Section 6.8(a), the Buyers shall, and shall cause their Affiliates to, where practical and compliant with applicable Laws and any applicable Marketing Authorizations, over-label any use of Seller Marks on product labels and advertising, marketing, sales and promotional materials in its possession or under its control and, where the foregoing is not practical or is legally impossible, the Buyers shall, and shall cause their Affiliates to, destroy and dispose of all labels and all advertising, marketing, sales and promotional materials, in its possession or subject to its control, bearing any of the Seller Marks.

(c) Notwithstanding any other provision of Section 6.8, in no event shall the Buyers or any of their designated Affiliates (i) use any Seller Marks in any manner, for any purpose, or in connection with any products materially different from the use of such Seller Marks by the Sellers and their Affiliates immediately prior to the Closing Date, or (ii) manufacture or produce, or cause or permit any third party to manufacture or produce, any new advertising, marketing, sales and promotional materials using or otherwise incorporating any Seller Marks. Neither the Buyers nor any of their Affiliates will take any action or omit to take any action that would reasonably be expected to cause any of the Seller Marks to be disparaged or that would reasonably be expected to diminish the value of the goodwill associated with the Seller Marks (which each Buyer acknowledges will accrue solely to the benefit of Mallinckrodt UK and its Affiliates) or that would reasonably be expected to interfere in any manner with the use by Mallinckrodt UK or its Affiliates of the Seller Marks.

(d) Notwithstanding the foregoing, the Parties acknowledge that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in any trademark, name, or logo of any third party.

(e) Within two (2) months after the Closing Date, the Buyers shall (i) remove all Seller Marks from all websites or website content included in the Business Assets and (ii) disable all links in any such website to websites maintained by the Sellers or any of their Affiliates.

(f) Within the shorter of (a) a period of three (3) years following the Closing Date (subject to Section 6.8(f)) and (b) the period required to implement variations to the Marketing Authorizations to allow the Buyers to discontinue using corporate or entity names that include the Seller Marks for the products covered by the Marketing Authorizations, the Buyers shall have filed all documentation necessary to change the legal current corporate or entity names of the Transferred Subsidiaries and Indirect Subsidiaries to remove from said corporate or entity names any reference to the Seller Names. So long as Buyers are and remain in compliance with their obligations under this Section 6.8, then if, despite using commercially reasonable efforts to do so, Buyers have been unable to implement variations to the Marketing Authorizations to allow the Buyers to discontinue using corporate entity names that include the Seller Marks for the products covered by the Marketing Authorizations within the three (3) year period following the Closing Date, Buyers may, by written notice to Mallinckrodt UK no less than sixty (60) days prior to the end of the initial license term or any then-current Renewal Entity Name License Term, elect to extend the license granted in Section 6.8(a)(i) in increments of up to six (6) additional months (each, a “Renewal Entity Name License Term”); provided, however, that Buyers shall use commercially reasonable efforts to discontinue use of the Seller Marks licensed under Section 6.8(a)(i) as soon as reasonably practicable; and provided further than in no event may the license granted under Section 6.8(a)(i) be extended for a total of more than one (1) year beyond the initial three (3) year period following the Closing Date. Upon request of Mallinckrodt UK after the two-year period mentioned above or any Renewal Entity Name License Term, the Buyers shall provide Mallinckrodt UK with any documents evidencing such change and the filing of such change with the relevant Governmental Authorities. For the avoidance of doubt, uses of the Seller Names pursuant to this Section 6.8(f) shall be limited to uses in connection with legal documents and other uses for which a Transferred Subsidiary or Indirect Subsidiary is required to use its legal name and nothing in this Section 6.8(f) shall be deemed to grant Buyers or any Transferred Subsidiary or Indirect Subsidiary the right to use or employ any of the Seller Names as a trademark or service mark for purposes of selling, offering for sale, advertising, marketing, distribution or promotion of products or services.

6.9 The Sellers’ Guarantees. Following the Closing Date, the Buyers shall use commercially reasonable efforts to obtain the complete release and discharge of Mallinckrodt UK and its Affiliates from all obligations (including any obligations upon any renewal or extension) to the extent solely related to the Business which are set forth on Schedule 6.9, except for any such obligations included in the Excluded Liabilities (the “Seller Support Instruments”). In the event that the Buyers are unable to obtain any such release, each Buyer agrees that (i) the term of any such Seller Support Instrument shall not be extended and no such Seller Support Instrument shall otherwise be modified in a manner which would expand the financial exposure of Mallinckrodt UK or its Affiliates (other than the Transferred Subsidiaries or the Indirect Subsidiaries), (ii) it shall use commercially reasonable efforts to substitute itself or an Affiliate as primary guarantor of the obligations underlying such Seller Support Instruments, and (iii) it shall indemnify and hold Mallinckrodt UK and its Affiliates harmless from and against any and all Losses incurred by them after the Closing arising out of any claims under the Seller Support Instruments. The Sellers shall, and shall cause their Affiliates to, keep in place any Seller Support Instrument until the earlier of (a) expiration by its terms of such Seller Support Instrument (other than any expiry caused by the exercise of a voluntary right by a Seller or its Affiliates to terminate or accept the termination of the obligations underlying such Seller Support Instrument or the Seller Support Instrument as a result of the transactions contemplated by this Agreement) or (b) the date on which Buyers provide written confirmation to Mallinckrodt UK that such Seller Support Instrument has been fully and unconditionally released. Mallinckrodt

UK shall promptly reimburse the Buyers and their Affiliates (including the Transferred Subsidiaries and Indirect Subsidiaries) for all bank fees, breakage, penalty and settlement costs and any legal fees charged to or incurred by Buyers or their Affiliates, up to One Hundred Thousand Dollars ($100,000 (exclusive of service taxes), in satisfying their obligations under this Section 6.9.

6.10 Insurance Policies. Each Buyer acknowledges that none of the insurance policies and other insurance coverage relative to the Business, the Business Assets and the Employees carried by the Sellers and their Affiliates on and as of the date hereof (and on and as of the Closing) will be transferred to the Buyers or their Affiliates (including to the Transferred Subsidiaries or Indirect Subsidiaries to be acquired hereunder) on and as of and as a consequence of the Closing of the transactions contemplated hereunder but, rather, except for any tail or extended coverages existing solely for the benefit of Mallinckrodt UK and its Affiliates covering acts or omissions to act occurring prior to the Effective Time, will be cancelled by Mallinckrodt UK and its Affiliates on and as of the Effective Time, and the cost or benefit associated with any such cancellations shall be entirely for the account of Mallinckrodt UK and its Affiliates. Thus, it shall be the obligation and responsibility of the Buyers, from and after the Closing Date, to provide insurance coverage for the Business, the Business Assets, the Transferred Subsidiaries, and the Indirect Subsidiaries and with respect to all employees of the Business as it shall deem necessary and appropriate under the circumstances. For the avoidance of doubt, Mallinckrodt UK shall retain all rights to control its and its Affiliates’ insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of the Buyers or any of their Affiliates.

6.11 Local Transfer Documents.

(a) At Closing, the Sellers and the Buyers shall, or shall cause one of their Affiliates to, execute such agreements, transfers and other documents as necessary (subject to relevant local Laws and otherwise as may be agreed between the Sellers and the Buyers) to implement the transfer of the Shares, in the case of the Netherlands Shares including but not limited to (i) a notarial deed of transfer of the Netherlands Shares under Dutch law before a Notary and (ii) a confirmation statement signed by Mallinckrodt UK and the Netherlands Buyer confirming that the conditions precedent to Closing have all either been fulfilled or waived and that the Distribution pursuant to Section 2.1(b) is complete and that, as a result of this, the sale of the Netherlands Shares is deemed to have occurred (the “Local Transfer Documents”).

(b) To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement, the provisions of this Agreement shall prevail in the event of any conflict or inconsistency.

(c) At Closing, Mallinckrodt UK shall deliver to the Notary duly executed written shareholders’ resolutions of Mallinckrodt Netherlands and Mallinckrodt Medical B.V. respectively: (i) accepting the resignations of members of their management boards (other than any persons designated by the Buyers at least ten (10) Business Days prior to the Closing) with effect from the Effective Time and granting such members full and final discharge (décharge) for their activities as board members; and (ii) appointing any new member(s) of the management boards of Mallinckrodt Netherlands and Mallinckrodt Medical B.V. respectively (as designated by the Buyers at least ten (10) Business Days prior to the Closing) with effect from the Effective Time.

(d) At Closing, the Netherlands Buyer shall deliver to the Notary data cards duly executed by the person(s) appointed in the resolutions referred to in Section 6.11(c) as new member(s) of the management boards of Mallinckrodt Netherlands and Mallinckrodt Medical B.V. respectively with effect from the Effective Time, which, to the extent required by the Notary, shall be legalized and apostilled with a utility bill showing each such person’s private address attached, enabling the Notary to register such persons as members of the management boards with the Dutch Commercial Register.

6.12 R&D Lab Construction.

(a) Within sixty (60) days following the date hereof, the Buyers shall notify the Sellers whether they elect to cause the Sellers and their Affiliates to commence the R&D Lab Construction. If the Buyers so elect, the Sellers shall, and shall cause their Affiliates to, use commercially reasonable efforts to complete the R&D Lab Construction in accordance with the R&D Lab Construction Work Plan and, if reasonably possible and practical, under all of the applicable circumstances, before the Closing. The Sellers may delegate performance of all or any portion their obligations under this Section 6.12 to one or more of its Affiliates and/or subcontractors.

(b) The Parties acknowledge and agree, if the Buyers elect to cause the Sellers and their Affiliates to commence the R&D Lab Construction pursuant to Section 6.12(a), that:

(i) the Buyers may request from time to time the other Party to make changes to the R&D Lab Construction Work Plan. The Party receiving such request shall notify the requesting Party as promptly as practicable as to whether it will or will not agree with such change; provided that (i) nothing shall require such Party receiving the request to agree to such change, and (ii) any changes to the R&D Lab Construction Work Plan shall be in writing signed by both Parties, and

(ii) notwithstanding this Section 6.12 or anything in this Agreement to the contrary, the Parties agree and acknowledge that the completion of the R&D Lab Construction is not a condition to Closing, and the Sellers’ compliance or failure of compliance with this Section 6.12 shall not be taken into account for purposes of determining whether the conditions set forth in Article 7 have been satisfied. To the extent the R&D Lab Construction has not been completed at the Closing, the Sellers and Buyers shall, at Closing, enter into the R&D Access Agreement. For avoidance of doubt, the costs associated with R&D Lab Construction that are incurred by Mallinckrodt UK or its Affiliates following the Closing, if any, and that do not constitute R&D Lab Construction Pre-Closing Costs shall be reimbursed by the Buyers to Mallinckrodt UK in accordance with the R&D Access Agreement.

6.13 Financing.

(a) Prior to the Closing, the Sellers shall use reasonable best efforts to, and cause the Transferred Subsidiaries and the other Indirect Subsidiaries and their respective directors, officers, employees, advisors and representatives to, provide to the Buyers, at the Buyers’ sole expense, all reasonable cooperation requested by the Buyers that is customary in connection with obtaining the Debt Financing, including, but not limited to, (i) furnishing to the Buyers and the Debt Financing Sources, as promptly as reasonably practicable, such customary financial and other information as the Buyers shall reasonably request in order to obtain the Debt Financing (ii) at least five (5) Business Days prior to the Closing Date, providing all documentation and other customary information about the Transferred Subsidiaries and the Indirect Subsidiaries as is reasonably requested by the Debt Financing Sources with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act (iii) facilitating the granting of liens and pledging collateral as may be reasonably requested by the Buyers, provided that no guarantee, security interest or pledge shall be executed, delivered or be effective until the occurrence of the Closing and subject to compliance with applicable laws (including laws on financial assistance), (iv) permitting the Debt Financing Sources to evaluate and appraise the Transferred Subsidiaries’ and the Indirect Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral and/or security arrangements after the Closing, and (v) obtaining such payoff letters and collateral lien and/or security releases as are required by the Debt Financing Sources (and provided that drafts of such payoff letters and collateral and/or security releases are provided in accordance with Section 7.4(g)); provided, however, that notwithstanding anything in this Agreement to the contrary, none of the Sellers, the Transferred Subsidiaries or the Indirect Subsidiaries shall (A) be required to pay any commitment or other similar fee or consent fee (other than the Transferred Subsidiaries and Indirect Subsidiaries after Closing), (B) have prior to the Closing any liability or obligation under the Debt Commitment Letters, any loan agreement or certifications or any related document or any other agreement or document related to the Debt Financing, (C) be required to incur prior to the Closing any other liability in connection with the Debt Financing, (D) take any action that would (x) unreasonably interfere with its ongoing business operations or (y) conflict with or violate laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which it is a party, (E) be required to agree to provide any inducement or business to any of the Debt Financing Sources or (F) except only as will be executed, delivered and effective at the Closing (and subject to compliance with applicable laws (including laws on financial assistance), take any corporate action or execute any consent approving, or executing any document or agreement relating to, the Debt Financing. The Buyers shall indemnify and hold harmless Sellers, the Transferred Subsidiaries and the Indirect Subsidiaries for any and all losses, costs and expenses actually suffered or incurred by them in connection with the arrangement of the Buyer Financing or any action taken by them at the request of the Buyers pursuant to this Section 6.13.

(b) The Buyers shall use their reasonable best efforts to (i) satisfy on a timely basis all conditions to funding set forth in such Debt Commitment Letters and the conditions set forth for utilisation of the facilities described in the Debt Commitment Letters, (ii) obtain, at or prior to the Closing Date, the financing necessary such that the Buyers will have at and after the Closing funds sufficient to pay the Required Amount, and (iii) comply with the

Buyers’ obligations with respect to the conditions to the receipt of such Debt Financing under the Debt Commitment Letters. The Buyers shall give the Sellers prompt notice of any material breach by any party to the Debt Commitment Letters, of which the Buyers becomes aware, or any termination of the Commitment Letters.

(c) The Buyers shall not amend, modify, alter, waive, replace or agree to amend, modify, alter, waive or replace (in any case whether by action or inaction), any term of the Commitment Letters or any facility documents entered into under or in connection with the Debt Commitment Letters (the “Facility Documents”), if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Buyer Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing unless the Equity Financing is increased by a corresponding amount) beyond the amount necessary for the Buyers to sufficiently pay the Required Amount, or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Buyer Financing in a manner that would reasonably be expected to (I) delay or prevent the consummation of the transactions contemplated hereby when required pursuant to Section 2.2, (II) make the funding of the Buyer Financing (or satisfaction of the conditions to obtaining the Buyer Financing) less likely to occur or (III) adversely impact the ability of the Buyers to enforce their rights against other parties to the Commitment Letters or any other definitive agreements with respect thereto, and shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Buyer Financing on the terms and conditions described in the Commitment Letters and the Facility Documents, including using its reasonable best efforts to (i) maintain in effect the Commitment Letters and the Facility Documents, (ii) satisfy on a timely basis all conditions applicable to the Buyers to obtaining the Debt Financing at the Closing set forth therein that are within its control; and (iii) upon satisfaction of the conditions set forth in the Commitment Letters and the Facility Documents, consummate the Buyer Financing at or prior to the Closing. In the event any portion of the Buyer Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters and the Facility Documents, the Buyers shall promptly notify the Sellers of such unavailability and the reasons therefor (and in any event within one (1) Business Day thereof), and shall use their reasonable best efforts to arrange to obtain alternative financing as promptly as practicable from alternative sources on which do not contain any conditions to the receipt of such Buyer Financing which are materially less favorable, in the aggregate, to the Buyers and in an amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event (the “Alternative Financing”). The Buyers shall deliver to the Sellers copies of all agreements evidencing the Alternative Financing. The Buyers shall give the Sellers prompt written notice of (x) any material breach by any party to the Commitment Letters and the Facility Documents of which the Buyers becomes aware or any termination of the Commitment Letters and the Facility Documents, or (y) any material dispute or disagreement between or among the Buyers, on the one hand, and the Debt Financing Sources on the other hand, or, to the knowledge of the Buyers, among any of the Debt Financing Sources with respect to their obligations to fund the Required Amount. If at any time for any reason the Buyers believe in good faith that they will not be able to obtain all or any portion of the Buyer Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letters and the Facility Documents or any other definitive agreements related thereto, the Buyers shall deliver prompt written notice to the Sellers. The Buyers shall keep the Sellers informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the Debt Financing and provide to the Sellers copies of all related documents. In no event shall the unavailability of any funds or financing (including, for the avoidance of doubt, the Buyer Financing) by or to the Buyers excuse the Buyers from performance of any of their respective obligations hereunder.

6.14 License to Certain Seller Property. Effective as of the Closing Date, Mallinckrodt UK, on behalf of itself and its Affiliates, hereby grants to Buyers, the Transferred Subsidiaries, Indirect Subsidiaries, and their Affiliates a non-exclusive, perpetual, fully paid-up, revocable (but only in the event of a breach of the provisions of this Section 6.14 that the Buyers fail to cure, or to cause their Affiliate, sublicensee or transferee to cure, within sixty (60) days of written notice of such breach), sublicenseable, transferable, and royalty-free license to any Copyrights or Know-How owned by Mallinckrodt UK, or any of its Affiliates (excluding, for the avoidance of doubt, any Intellectual Property included in the Business Assets) that are used in the conduct of the Business as presently conducted (the “Licensed Seller IP”) to use and exploit the Licensed Seller IP in connection with the operation of the Business as conducted, or as proposed to be conducted by Buyers, as of the date of this Agreement including, as applicable, to develop, copy, modify, create derivative works of such Licensed Seller IP in connection therewith. Such license shall be transferable in connection with any subsequent sale of the Business, either in whole or in part, by Buyers, and shall survive the termination or expiration of this Agreement. Mallinckrodt UK shall cause its Affiliates to take all actions as may be necessary to effect the foregoing grant of licensed rights to the Licensed Seller IP. Nothing in this Section 6.14 shall be deemed to grant Buyers, the Transferred Subsidiaries, Indirect Subsidiaries, or any of their Affiliates a license under any Patent Rights or Trademark Rights.

6.15 Shared Contracts. For a period of six (6) months following the Closing Date (and at the cost and expense of the Buyers), Mallinckrodt UK and the Buyers shall cooperate and use their commercially reasonable efforts to (i) cause the counterparties to any Shared Contract to enter into a new Contract with the Buyers or their Affiliates in order for the Business to receive the applicable benefits under such Shared Contract (each such contract, a “New Contract”) or (ii) if reasonably practicable, in Mallinckrodt UK’s reasonable discretion, assign to the Buyers or their Affiliates all of the benefits and obligations under such Shared Contract as they relate to the Business. Nothing herein shall obligate Mallinckrodt UK to attempt to separate or partially assign any Shared Contracts if the applicable third party is unwilling to do so or to consent to the same or to incur any out-of-pocket expenses or other extraordinary expenses in providing said reasonable assistance to Buyers.

6.16 Exclusivity. From the date hereof through the earlier of the Closing or the date on which a party terminates this Agreement in accordance with Article 10, the Sellers shall not (and the Sellers shall cause their respective Affiliates, representatives, officers, managers, employees, directors and agents not to), directly or indirectly, (i) submit, solicit, initiate, knowingly encourage or discuss any proposal or offer from any person (other than Buyers and their Affiliates in connection with the transactions contemplated hereby), or enter into any agreement or accept any offer relating to, or consummate any (a) reorganization, liquidation, dissolution or recapitalization of any of the Transferred Subsidiaries or the Indirect Subsidiaries (except as contemplated by the Restructuring), (b) merger or consolidation involving any of the Transferred Subsidiaries or the Indirect Subsidiaries, (c) purchase or sale of all or a material portion of the assets or any equity interests (or any rights to acquire, or securities convertible into or exchangeable for, any such equity interests) of any of the Transferred Subsidiaries or the Indirect Subsidiaries (other than the purchase and sale of inventory and the purchase of capital equipment in the Ordinary Course), or (d) transaction or business combination similar to those described in the preceding clauses (a) through (c) involving any of the Transferred Subsidiaries or the Indirect Subsidiaries or the Business or their assets (each of the foregoing transactions described in clauses (a) through (d), an “Alternative Transaction”) or (ii) furnish any information with respect to, assist or participate in or knowingly facilitate in any other manner the submission of any proposal or offer concerning, an Alternative Transaction. The Sellers agree to notify the Buyers promptly (and in any event within 24 hours of receipt thereof) if any person makes any proposal, offer or inquiry with respect to an Alternative Transaction.

6.17 Seller Non-Solicitation. During the two (2)-year period commencing with the Closing Date, Mallinckrodt UK shall not, and shall cause its Affiliates to not, solicit the employment of any employee of any Transferred Subsidiary or any Indirect Subsidiary who is employed by any Transferred Subsidiary or any Indirect Subsidiary as of the Closing Date without the prior written consent of the Buyers. This Section 6.17 shall not be construed to prohibit (i) Mallinckrodt UK’s and its Affiliates’ job postings, solicitations and advertising designed for and distributed to the general public rather than specifically targeted at any such employee of any Transferred Subsidiary or any Indirect Subsidiary, (ii) Mallinckrodt UK or an Affiliate of Mallinckrodt UK hiring any such employee of any Transferred Subsidiary or any Indirect Subsidiary who contacts Mallinckrodt UK or such Affiliate without any solicitation of such employee by Mallinckrodt UK or an Affiliate of Mallinckrodt UK, including in response to solicitations addressed to the general public or (iii) Mallinckrodt UK or an Affiliate of Mallinckrodt UK soliciting or hiring any such employee of any Transferred Subsidiary or any Indirect Subsidiary whose employment with such Transferred Subsidiary or Indirect Subsidiary has already been terminated by Buyers or their Affiliates for any reason.

6.18 Restructuring. The Sellers shall, and shall cause their Affiliates to, effect the remaining actions to be taken under the Restructuring as set forth on Schedule 6.18 prior to the Closing.

6.19 Reimbursable Committed Capital Expenditures. In the event any of the Transferred Subsidiaries, Indirect Subsidiaries, Buyers or the Business receives any reimbursement from any Governmental Authority with respect to the Reimbursable Committed Capital Expenditures, whether prior to, at or following the Closing, any such reimbursed amounts (net of any Taxes, costs or expenses actually incurred by such reimbursed party) shall be promptly paid to Mallinckrodt UK.

6.20 Tax Incentive Arrangements.

(a) Mallinckrodt UK shall, and shall cause its Affiliates (including Mallinckrodt LLC) and its and their successors in interest, if any, to exercise the rights vested in them and comply with the obligations to which they are subject from time to time in each case pursuant to the terms of the Tax Incentive Arrangements to:

(i) maintain in full force and effect the Tax Incentive Arrangements with respect to the Project Equipment at the MH Campus (as each is defined in the Trust Indenture) in accordance with their terms;

(ii) provide Mallinckrodt US with all of the rights and benefits of such arrangements in respect of (A) the MH Campus and any Project Equipment for the MH Campus as if Buyers were Affiliates (as each is defined in the Trust Indenture) of Mallinckrodt LLC (including, without limitation, (x) the preservation of, and the rights to exercise, any option to acquire all or any part of such assets from St. Louis County, Missouri at any time after the Closing Date pursuant to the terms of the Sub-Lease Agreement and to terminate the Tax Incentive Arrangements in so far as they relate to the MH Campus and the Project Equipment for the MH Campus in accordance with the terms of the Tax Incentive Arrangements; and (y) any rights to set-off any and all payment obligations in relation to Basic Rent and Additional Rent (as each such term is defined in the Sub-Lease Agreement) in so far they relate to the MH Campus against any funding obligations of St. Louis County in respect of Bond Number 4 in accordance with the terms of the Sub-Lease Agreement and the Trust Indenture); and (B) the exercise and provision of any rights under the terms of the Trust Indenture in so far as it relates to its ownership of Bond Number 4; and

(iii) use reasonable best efforts to negotiate and agree with St. Louis County and Mallinckrodt US or its successors in interest (as applicable) to any amendments which may be required to any of the Tax Incentive Arrangements to give effect to the preceding provisions (provided always any such amendments made prior to the Closing Date shall not be made without the prior written consent of the Buyers).

(b) Following the Closing, each Buyer shall, and shall cause its Affiliates and its and their successors in interest, if any, to exercise the rights vested in them and comply with the obligations to which they are subject from time to time, in each case pursuant to the terms of the Tax Incentive Arrangements to:

(i) maintain in full force and effect the Tax Incentive Arrangements with respect to the Project Equipment at the WG Site in accordance with their terms;

(ii) provide Mallinckrodt LLC with all of the rights and benefits of such arrangements in respect of (A) the WG Site and any Project Equipment for the WG Site (including, without limitation, (x) the preservation of, and the rights to exercise, any option to acquire all or any part of such assets from St. Louis County, Missouri at any time after the Closing Date pursuant to the terms of the Sub-Lease Agreement and to terminate the Tax Incentive Arrangements in so far as they relate to the WG Site and the Project Equipment for the WG Site in accordance with the terms of the Tax Incentive Arrangements; and (y) any rights to set-off any and all payment obligations in relation to Basic Rent and Additional Rent (as each such term is defined in the Sub-Lease Agreement) in so far they relate to the WG Site against any funding obligations of St. Louis County in respect of Bond Number 3 in accordance with the terms of the Sub-Lease Agreement and the Trust Indenture); and (B) the exercise and provision of any rights under the terms of the Trust Indenture in so far as it relates to its ownership of the Bond Number 3; and

(iii) use reasonable best efforts to negotiate and agree with St. Louis County and Mallinckrodt LLC or its successor in interest (as applicable) to any amendments which may be required to any of the Tax Incentive Arrangements to give effect to the preceding provisions.

(c) Each Party hereto will pay its own costs and expenses with respect to any amendments pursuant to clauses (a)(iii) and (b)(iii) above whilst the fees, costs and expenses of the Trustee and Paying Agent (each as defined in the Trust Indenture) and St. Louis County shall be borne equally between Mallinckrodt UK and the Buyers.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYERS

The obligation of the Buyers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions precedent, any of which may be waived in whole or in part by the Buyers by written notice to the Sellers:

7.1 Accuracy of Representations and Warranties and Performance of Obligations. (i)(A) The Perpetual Representations made by the Sellers in this Agreement shall be true and correct in all material respects (without giving effect to materiality, Material Adverse Effect or similar phrases in such representations and warranties) as of the Closing Date as if made as of the Closing Date, and (B) all representations and warranties (other than the Perpetual Representations) made by the Sellers in this Agreement shall be true and correct in all respects (without giving effect to materiality, Material Adverse Effect or similar phrases in such representations and warranties, except in Section 3.4 and clause (i) of Section 3.5, where such phrases shall be given effect) as of the Closing Date as if made as of the Closing Date, except to the extent of any inaccuracy consented to by the Buyers and except for breaches of such representations and warranties identified in this clause (B) that have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) the Sellers shall have performed or complied in all material respects with all covenants and agreements contained in this Agreement on its part required to be performed or complied with at or prior to the Closing. The Sellers shall deliver to the Buyers at the Closing a certificate of an officer of the Sellers certifying that the conditions stated in this Section 7.1 have been fulfilled.

7.2 Consents and Approvals. (i) All Competition Filings listed on Schedule 7.2 shall have been made with all appropriate Governmental Authorities and the authorizations, consents or approvals required from such Governmental Authorities shall have been obtained and shall be in full force and effect, including the expiration or termination of the waiting period in connection with the HSR Filing, (ii) the CFIUS Approval shall have been obtained, and (iii) the Required Nuclear Approvals shall have been obtained.

7.3 No Contrary Judgment or Pending Action. On the Closing Date there shall not exist (i) any order, decree, ruling or other legal restriction restraining, enjoining or otherwise prohibiting or declaring unlawful the transactions contemplated by this Agreement or (ii) any pending or any written threat of a Proceeding by or before a Governmental Authority against any Party for the purpose of, or which would reasonably be expected to result in the, restraining, enjoining or otherwise prohibiting the transactions contemplated herein.

7.4 Deliveries. The Sellers shall have made or tendered, or caused to be made or tendered, delivery to the Buyers of the following documents:

(a) the R&D Access Agreement, to the extent required under Section 6.12(b)(ii), duly executed by the Sellers and/or their applicable Affiliates,

(b) the Lease Agreement, duly executed by the Sellers and/or their applicable Affiliates,

(c) the Put and Call VPEC Exchange Agreement and the Subordination Letter, each duly executed by the Sellers and/or their applicable Affiliates,

(d) the original shareholders’ register of Mallinckrodt Netherlands evidencing Mallinckrodt UK’s ownership of the Netherlands Shares in accordance with applicable Law,

(e) with respect to each Transferred Subsidiary and each Indirect Subsidiary, signed resignations effective as of the Effective Time for each of the officers and directors of the Transferred Subsidiaries and the Indirect Subsidiaries (other than any such people designated by the Buyers at least five (5) Business Days prior to the Closing),

(f) powers of attorney, duly executed on behalf of Mallinckrodt UK and Mallinckrodt Netherlands, and, to the extent required by the Notary, legalized and apostilled, authorizing the Notary to attend and to execute the notarial deed of transfer as referred to in Section 6.11(a),

(g) evidence of releases of all Encumbrances (other than in respect of licenses and other than Permitted Encumbrances, provided that no Encumbrance that generally applies to the Transferred Subsidiaries’, the Indirect Subsidiaries’, the Sellers’ and or any of their Affiliates’ assets (including Encumbrances in respect of Indebtedness) shall be deemed a “Permitted Encumbrance” for purposes of this Section 7.4(g)) related to the assets and properties of the Transferred Subsidiaries and the Indirect Subsidiaries and evidence of payoff letters with respect to any Indebtedness outstanding as of the Closing (in each case on terms and conditions reasonably satisfactory to Buyers) and provided that the Sellers shall deliver to the Buyers not less than twenty (20) Business Days prior to the Closing Date draft copies of all such release and payoff documentation (including, but not limited to, all deeds of release and payoff letters), and

(h) such other customary documents, instruments or certificates as shall be reasonably requested by the Buyers and as shall be consistent with the terms of this Agreement.

7.5 Signing Date Ancillary Agreements. Neither the Sellers nor their applicable Affiliates shall have revoked any of the Signing Date Ancillary Agreements and each of the Signing Date Ancillary Agreements shall be enforceable against the Sellers or their applicable Affiliates in accordance with its terms at the Closing.

7.6 No Material Adverse Effect. Since the date of this Agreement, there shall have occurred no fact, event, development or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect that is continuing.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligation of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived in whole or in part by the Sellers by written notice to the Buyers:

8.1 Accuracy of Representations and Warranties and Performance of Obligations. (i) All representations and warranties made by the Buyers in this Agreement shall be true and correct in all respects (without giving effect to materiality, Material Adverse Effect or similar phrases in such representations and warranties) as of the Closing Date as if made on the Closing Date, except to the extent of any inaccuracy consented to by the Sellers and except for breaches of such representations and warranties that have not had and would not reasonably be expected to have a material adverse effect on the ability of the Buyers to perform their obligations hereunder (other than Section 2.9) or consummate the transactions contemplated hereby to be consummated at the Closing, and (ii) the Buyers shall have performed or complied in all material respects with all covenants and agreements contained in this Agreement on its part required to be performed or complied with at or prior to the Closing. The Buyers shall deliver to the Sellers at the Closing a certificate of an officer of the Buyers certifying that the conditions stated in this Section 8.1 have been fulfilled.

8.2 Consents and Approvals. (i) All Competition Filings listed on Schedule 7.2 shall have been made with all appropriate Governmental Authorities and the authorizations, consents or approvals required from such Governmental Authorities shall have been obtained and shall be in full force and effect, including the expiration or termination of the waiting period in connection with the HSR Filing and (ii) the Required Nuclear Approvals shall have been obtained.

8.3 No Contrary Judgment or Pending Action. On the Closing Date there shall not exist (i) any order, decree, ruling or other legal restriction restraining, enjoining or otherwise prohibiting or declaring unlawful the transactions contemplated by this Agreement or (ii) any pending or any written threat of a Proceeding by or before a Governmental Authority against either Party for the purpose of, or which would reasonably be expected to result in the, restraining, enjoining or otherwise prohibiting the transactions contemplated herein.

8.4 Deliveries. The Buyers shall have made or tendered, or caused to be made or tendered, delivery to the Sellers of the Estimated Purchase Price in accordance with Section 2.2 and of the following documents:

(a) the R&D Access Agreement, to the extent required under Section 6.12(b)(ii), duly executed by the Buyers and/or their Affiliates,

(b) the Lease Agreement, duly executed by the Buyers and/or their Affiliates,

(c) the Put and Call VPEC Exchange Agreement and the Subordination Letter, each duly executed by the Buyers and/or their Affiliates,

(d) powers of attorney, duly executed on behalf of the Netherlands Buyer, and, to the extent required by the Notary, legalized and apostilled, authorizing the Notary to attend and to execute the notarial deed of transfer as referred to in Section 6.11(a), and

(e) such other customary documents, instruments or certificates as shall be reasonably requested by the Sellers and as shall be consistent with the terms of this Agreement.

8.5 Signing Date Ancillary Agreements. Neither the Buyers nor their applicable Affiliates shall have revoked any of the Signing Date Ancillary Agreements and each of the Signing Date Ancillary Agreements shall be enforceable against the Buyers or their applicable Affiliates in accordance with its terms at the Closing.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by Mallinckrodt UK. Subject to the terms and conditions of this Article 9, from and after the Closing, Mallinckrodt UK shall indemnify and hold harmless the Buyers and their Affiliates, and their respective directors, officers, employees, successors, transferees and assigns against and in respect of any and all Losses arising out of or resulting from:

(a) any breach or violation by any Seller of the covenants made in this Agreement by the Sellers not covered elsewhere in this Section 9.1,

(b) any inaccuracy in or breach of any of the representations and warranties set forth in Article 3, treating such representations and warranties as though made as of the Closing,

(c) the ownership, use or possession by the Transferred Subsidiaries and the Indirect Subsidiaries of the Excluded Assets,

(d) the Excluded Liabilities,

(e) Indemnified Taxes, but without duplication of any amounts paid pursuant to Section 2.5,

(f) any suits, actions or other Proceedings to the extent related to the Business and/or the Transferred Subsidiaries and/or any of the Indirect Subsidiaries that have been filed or of which the Sellers or their Affiliates has been notified, formally and in writing, on or before the Closing Date, including those that are set forth on or should be set forth on Disclosure Schedule 3.7,

(g) any violation by the Sellers or their Affiliates, on or before the Closing Date and to the extent related to the Business and/or any of the Transferred Subsidiaries and/or the Indirect Subsidiaries, of any Environmental Law, Healthcare Law or any other Law, to the extent and only to the extent any such violation results in any fine, financial penalty or other payment that is attributable to the conduct of the Sellers or their Affiliates on or before the Closing Date and only to the extent of the amount of such fine, financial penalty or other payment,

(h) any Pre-Closing Indemnified Environmental Liability,

(i) the Contrast Media Agreements and the transactions and indemnification obligations contemplated thereby,

(j) to the extent not paid prior to the Closing, the collective amount payable by the Sellers, any of their Affiliates, the Transferred Subsidiaries or the Indirect Subsidiaries to outside legal counsel, advisors, brokers and other third parties in connection with the sale of the Shares and the other transactions contemplated hereby;

(k) Closing Indebtedness, to the extent not included as a reduction in the Final Purchase Price,

(l) any claim made by any Employee due to that Employee’s actual or constructive termination of employment by the Sellers or any of their Affiliates (including the Transferred Subsidiaries and the Indirect Subsidiaries) for any reason and with respect to any such termination occurring prior to the Closing Date, and

(m) the Restructuring.

9.2 Indemnification by the Buyers. Subject to the terms and conditions of this Article 9, from and after the Closing the Buyers, jointly and severally, shall indemnify and hold harmless Mallinckrodt UK and its Affiliates, and their respective directors, officers, employees, successors, transferees and assigns against and in respect of any and all Losses arising out of or resulting from:

(a) any breach or violation by any Buyer of the covenants made in this Agreement by the Buyers not covered elsewhere in this Section 9.2, including without limitation any failure by the Buyers to perform any of their obligations under Section 6.9, except to the extent Mallinckrodt UK is reimbursed for Losses under any Letter of Credit,

(b) any inaccuracy in or breach of any of the representations or warranties set forth in Article 4, treating such representations and warranties as though made as of the Closing Date,

(c) Excluded Taxes, but without duplication of any amounts paid pursuant to Section 2.5; and

(d) R&D Lab Construction Pre-Closing Costs and the IT Carve-Out Pre-Closing Costs, to the extent not reflected in the Final Closing Statement or otherwise reimbursed.

9.3 Notice and Payment of Losses. The person that believes it is entitled to indemnification pursuant to this Article 9 (the “Injured Party”) shall promptly notify the Party who may be liable for such indemnification (the “Indemnifying Party”) in writing of such Loss which the Injured Party has determined has given or could give rise to a claim under Section 9.1 or 9.2 (such written notice being hereinafter referred to as a “Notice of Claim”); provided, however, that failure of an Injured Party timely to give a Notice of Claim to the Indemnifying Party shall not relieve the Indemnifying Party from its indemnity obligations set forth in this Article 9 except to the extent the Indemnifying Party is actually and materially prejudiced by such delay. If, prior to giving a Notice of Claim to the Indemnifying Party, the Injured Party settles any third party claims, the Indemnifying Party shall be released from its indemnity obligation with respect thereto. A Notice of Claim shall specify in reasonable detail, to the extent known by the Injured Party, the nature and, to the extent reasonably calculable, estimated amount of any such claim giving rise to a right of indemnification. The Indemnifying Party shall satisfy its obligation to make payment for any claim for indemnification under Section 9.1 or 9.2, as the case may be, within thirty (30) days of its receipt of a Notice of Claim; provided, however, that for so long as the Indemnifying Party is either (x) with respect to any Notice of Claim disputing its responsibility to indemnify the other Party or disputing the amount of any claim for indemnification or (y) with respect to any Notice of Claim that involves a third-party claim, defending a third-party claim in good faith pursuant to Section 9.4, the Indemnifying Party’s obligations to make payment to the Injured Party with respect thereto shall be suspended until either, with respect to clause (x) of this sentence, the Indemnifying Party has accepted responsibility for indemnification and has agreed upon the amount of such indemnification or, with respect to both clauses (x) and (y) of this sentence (as applicable), a final nonappealable determination related to such Notice of Claim that is binding on the Indemnifying Party is given by a court of competent jurisdiction. The Indemnifying Party shall have thirty (30) Business Days (or such shorter period of time that the Injured Party may be required to respond to any suit or governmental action) after receipt of a Notice of Claim to notify the Injured Party (A) whether or not it disputes its obligation to indemnify the Injured Party with respect to such Notice of Claim and (B) whether it elects to defend any third-party claim that forms the basis for any such Notice of Claim pursuant to Section 9.4.

9.4 Defense of Third-Party Claims. With respect to any action or any claim set forth in a Notice of Claim relating to a third-party claim and subject to and consistent with any applicable provisions of Section 9.3 herein above, the Indemnifying Party shall have the right to defend, at its expense, any such claim or demand, and the Injured Party shall have the right, but not the obligation, to participate (but not control), at its own expense, in the defense of any such third-party claim; provided that, prior to assuming control of such defense, the Indemnifying Party verifies, in writing, to the Injured Party that such Indemnifying Party shall provide indemnification to the Injured Party with respect to the Proceeding giving rise to such Notice of Claim. If the Indemnifying Party fails timely to notify the Injured Party of its election to defend any third-party claim, the Injured Party shall, upon written notice to the Indemnifying Party, have the right to undertake the defense or settlement of such claim for the account and expense of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such claim at any time prior to settlement or final determination thereof, but only if such assumption would not materially prejudice the defense of such claim. So long as the Indemnifying Party is defending any such third-party claim, the Indemnifying Party shall not, without the written consent of the Injured Party (which shall not unreasonably be withheld), settle or compromise any third-party claim or consent to the entry of any judgment which does not include an express and unconditional release from liability in respect of the Injured Party with prejudice or which imposes any injunctive or equitable relief against the Injured Party (including any terms or conditions that might restrict or limit the conduct of business by the Injured Party). Notwithstanding anything to the contrary set forth in Section 9.3 or in Section 9.4, if a third party has unequivocally and in writing offered to settle a third-party claim on a basis consistent with the requirements of the preceding sentence and for the payment of a definite amount, then the Indemnifying Party shall be entitled to settle such claim without receiving the consent of the Injured Party. If such claim is settled by the Injured Party without the Indemnifying Party’s prior written consent, and such prior written consent is required pursuant to the terms of this Section 9.4, the Injured Party shall be deemed to have waived all rights hereunder for indemnification arising out of such claim. The Injured Party shall make available to the Indemnifying Party or its representatives all records and other materials reasonably required for use in contesting any third-party claim. The Injured Party shall cooperate with the Indemnifying Party in the defense of all such claims. Notwithstanding any other provision hereof, the Indemnifying Party will not be responsible for any Losses if and to the extent that they arise from action taken or omitted to be taken by the Injured Party in bad faith or fraudulently. With respect to any third-party claims that are Proceedings with respect to the Business that are outstanding as of the Closing Date and for which Mallinckrodt UK has the explicit obligation to indemnify the Buyers and their Affiliates under any of Section 9.1(f), Section 9.1(g) or Section 9.1(l) above, Mallinckrodt UK shall, and shall cause its Affiliates to, continue with the defense of such third-party claims after the Closing Date in a manner consistent with the defense of such claims on or prior to the Closing Date, to the extent such manner is consistent with both Section 9.3 above and this Section 9.4. Notwithstanding anything else set forth in this Section 9.4 to the contrary, the Indemnifying Party shall not be entitled to defend any action or claim set forth in a Notice of Claim (unless otherwise agreed to in writing by the Injured Party) if and to the extent, with respect to any portion of such action or claim, (A) the claim relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (B) the claim seeks an injunction or equitable relief against the Injured Party (other than equitable claims that are ancillary to claims for monetary damages which are the primary relief sought); (C) the Injured Party has been advised in writing by an independent counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Injured Party; or (D) upon petition by the Injured Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim. In addition to the foregoing, an Injured Party shall have the right to retain control of the defense of a third-party claim which is subject to the Cap in those instances where such Injured Party would reasonably be expected to have Losses in an amount that is at least two times the remaining amount available under the Cap; provided, that if the Injured Party exercises this right, it shall (x) reasonably consult with the Indemnifying Party with respect to the defense of such third-party claim and (y) not admit any liability with respect to such third-party claim without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld). Notwithstanding the foregoing, to the extent there is a conflict between the provisions of this Section 9.4, on the one hand, and the provisions of Section 2.5(e), on the other hand, with respect to any Tax Claim, the provisions of Section 2.5(e) shall govern.

9.5 Environmental Claims Procedures.

(a) With respect to any of the matters covered by any Notice of Claim sent by the Buyers after the Closing Date that relate to any liability under any Environmental Laws for which Mallinckrodt UK is liable to indemnify Buyers and their Affiliates pursuant to Section 9.1(g) or 9.1(h) above (“Environmental Indemnity Matters”), the Buyers shall give Mallinckrodt UK a written Notice of Claim of any remedial, corrective or similar action proposed or required by any relevant Governmental Authority or other third party or otherwise pursuant to Environmental Laws (“Environmental Action”) that might give rise to a claim by the Buyers for indemnification pursuant to Section 9.1(g) or 9.1(h) hereof, which notice shall be in reasonable detail, shall be given in accordance with the claim period limitations set forth in Section 9.6(c) and shall be provided promptly after the Buyers or any of their Affiliates become aware of any Environmental Action (but no later than thirty (30) days thereafter) or of any facts and circumstances that might reasonably give rise to any Environmental Action; provided that, the Buyers’ failure to so notify the Sellers shall not relieve Mallinckrodt UK of its obligations under this Agreement, except to the extent that such failure to notify shall have actually and materially prejudiced Mallinckrodt UK.

(b) With respect to any Environmental Indemnity Matters for which Mallinckrodt UK receives a Notice of Claim covered by Section 9.5(a), Mallinckrodt UK, at its sole discretion, shall have the right to assume overall primary management and control of such Environmental Indemnity Matter from and after the date upon which Mallinckrodt UK accepts responsibility to indemnify the Buyers with respect to such Environmental Indemnity Matter, as determined in accordance with this Section 9.5. In the event that any Notice of Claim relates to any third party action of which the Buyers have been notified, and in addition to any procedures set forth in this Section 9.5, such third-party claim will be handled in a manner consistent with Section 9.4 above; provided, that, in the event of any conflict or inconsistency between the provisions of Section 9.4 and this Section 9.5, Section 9.5 shall prevail, absent specific written agreement of the Parties to the contrary. If Mallinckrodt UK exercises its right to overall primary management and control of an Environmental Indemnity Matter or Environmental Action, the Buyers shall be kept informed of all significant events occurring and actions taken with respect thereto and the Buyers shall have the right to prior approval with respect to any action proposed to be taken by Mallinckrodt UK with respect to any such Environmental Indemnity Matter or Environmental Action to the extent such action (i) might reasonably interfere in any material way with the business activities of the Buyers or their Affiliates at any owned or leased site or (ii) might reasonably cause the Buyers or their Affiliates to take any actions that might require significant expenditure of funds or incremental utilization of resources. If the Buyers refuse unreasonably to consent to any action that Mallinckrodt UK deems reasonably necessary in connection with any Environmental Indemnity Matter or Environmental Action, then the dispute mechanism in Section 9.5(f) shall apply. The Buyers agree to grant reasonable access to Mallinckrodt UK and its Affiliates (and its and their representatives) to the Buyers’ and their Affiliates’ facilities during normal working hours to allow Mallinckrodt UK to discharge its obligations under this Section 9.5, pursuant to any access agreement that may be entered into by Mallinckrodt UK and the Buyers. Mallinckrodt UK agrees (on behalf of itself, its Affiliates, and its and their representatives) to use commercially reasonable efforts to avoid any disruption to the Buyers’ and their Affiliates’ business activities in performing its obligations hereunder.

(c) Notwithstanding any other provision hereof, any Environmental Indemnity Matter will be indemnifiable only to the extent that it represents a violation of or would give rise to liability under Environmental Laws in effect as of or prior to the Closing Date.

(d) At the time when the Buyers deliver a Notice of Claim to Mallinckrodt UK with respect to an Environmental Indemnity Matter, the Buyers agree to provide to Mallinckrodt UK and its Affiliates such material documents and other data and information the Buyers have available that relate to evolution of the claim, subject to both the Buyers and Mallinckrodt UK taking whatever actions are reasonably necessary to avoid the loss or waiver of any privilege the Buyers may have against disclosure of any such documents, data or information to any third party whose position may reasonably be considered adverse to the Buyers.

(e) Consistent with Section 9.5(b) above, if Mallinckrodt UK does not exercise its right to primary management and control of an Environmental Indemnity Matter or Environmental Action, the Buyers shall, in connection with any Environmental Action, utilize the most cost-effective methods and technologies applicable and reasonably available to perform any remediation, corrective action or similar actions that meet the standards of and are required to attain compliance with applicable Environmental Law. Mallinckrodt UK shall not be responsible to indemnify the Buyers for the incremental cost of remediation, corrective or similar actions that are more restrictive or onerous than those cost-effective methods and technologies required under and to attain compliance with Environmental Laws, as interpreted consistently with the requirements of Section 9.5(b) above. In the event that Mallinckrodt UK has exercised its right to assume overall primary management and control of an Environmental Indemnity Matter consistent with Section 9.5(b), if the Buyers, without otherwise obtaining Mallinckrodt UK’s prior written permission, except in an emergency, elect to perform any remediation, corrective or similar actions relative to any Environmental Action (whether or not in a manner more restrictive or more onerous than the standard set forth in the first sentence of this Section 9.5(e) in any given case), it may do so (provided such election does not interfere with the performance by Mallinckrodt UK of any of its obligations hereunder), but the costs and expenses attributable to that portion of any such Environmental Action accomplished by the Buyers shall not be subject to indemnification by Mallinckrodt UK hereunder.

(f) To the extent there is a dispute between the Parties over whether, with respect to any site or sites which are the subject of an Environmental Action, any action taken by Mallinckrodt UK, the Buyers or their Affiliates (or its or their representatives) meets the standard set forth in Section 9.5(e) above or is otherwise inconsistent with Environmental Laws (as interpreted in a manner consistent with Section 9.5(b)), the Parties shall in good faith attempt to resolve such dispute within thirty (30) days of the date any such dispute arises (or at the end of such additional period as the parties shall mutually agree in writing) and, upon failing to do so, the Parties shall promptly select (each time such a dispute arises) an independent third party and mutually acceptable environmental consultant (“Third Party Consultant”) who shall, on the basis of whatever scientific, legal or other information the Buyers and Mallinckrodt UK shall individually choose to submit to the Third Party Consultant for consideration and applying the most cost-effective methods and technologies available to perform any remediation, corrective action or similar actions that still meet the appropriate standard under applicable Environmental Law (the “Determination Criteria”), select the position of the Party that, applying the Determination Criteria is correct with respect to each element of any dispute. The decision of the Third Party Consultant as contemplated hereunder shall be final and binding on the Parties. The costs and expenses of the Third Party Consultant in acting pursuant to this Section 9.5(f) shall be borne equally by the Buyers and Mallinckrodt UK. The Buyers and Mallinckrodt UK shall not be required on any occasion to select any firm to act as Third Party Consultant hereunder that has previously acted in such capacity in accordance herewith.

9.6 Survival and Claim Periods.

(a) The representations and warranties set forth in Article 3 and Article 4 hereof shall survive the Closing Date until March 31, 2018, it being the express intent of the Parties to shorten the applicable statute of limitations under applicable Law with respect to claims relating to a breach or inaccuracy of such representations and warranties (and the remedies hereunder with respect thereto), except that (i) the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.8(a), 3.9(a) (second sentence only), 3.24, 4.1, 4.2 and 4.3 shall survive the Closing Date until the date that is fifteen (15) years from the Closing Date, it being the express intent of the Parties to extend the applicable statute of limitations under applicable Law with respect to claims relating to a breach or inaccuracy of such representations and warranties (and the remedies hereunder with respect thereto) (“Perpetual Representations”) and (ii) the representations and warranties set forth in Section 3.6 shall survive the Closing Date until the date that is thirty (30) days following the expiration of any applicable statute of limitations with respect to any given representation and warranty within such Section 3.6, without giving effect to any tolling or extension of any statute of limitations that may occur due solely to any actions or omissions to act by the Buyers or any of their Affiliates. Any Notice of Claim pursuant to Sections 9.1(b) or 9.2(b) (as applicable) for breach of any representation or warranty must be made on or before the expiration of any survival period applicable to such representation and warranty or no claim for indemnification for such breach will be available hereunder.

(b) No claim by a Buyer for indemnity pursuant to Sections 9.1(a) or 9.1(e) or by Mallinckrodt UK pursuant to Sections 9.2(a) or 9.2(c) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by the Buyers or Mallinckrodt UK (as applicable) in accordance herewith prior to the date that is thirty (30) days following the end of any applicable statute of limitations governing such claim, without giving effect to any tolling or extension of any statute of limitations that may occur due solely to any actions or omissions to act by the Buyers or any of their Affiliates, with respect to a Notice of Claim by the Buyers, or by Mallinckrodt UK or its Affiliates, with respect to a Notice of Claim by Mallinckrodt UK.

(c) A Notice of Claim may be filed after the Closing Date by the Buyers with respect to any indemnifiable matter pursuant to Sections 9.1(g), 9.1(h) or 9.1(l) within two (2) years after the Closing Date.

(d) No claim by Mallinckrodt UK for indemnity pursuant to Section 9.2(d) shall be effective unless a Notice of Claim with respect to an indemnifiable matter thereunder is given by Mallinckrodt UK in accordance herewith within the later of (i) six (6) months after the first (1st) anniversary of the Closing Date or (ii) thirty (30) days after the date on which Mallinckrodt UK first becomes aware of any indemnifiable matter.

(e) A Notice of Claim may be filed after the Closing Date by the Buyers with respect to any indemnifiable matter pursuant to Sections 9.1(c), 9.1(d), 9.1(f), 9.1(i), 9.1(j), 9.1(k) or 9.1(m) and by either Party with respect to any breach by the other Party of any of the Perpetual Representations within fifteen (15) years after the Closing Date.

(f) Any Notice of Claim (and any representations and warranties applicable to such Notice of Claim) filed by either Party hereunder that is timely and otherwise meets the requirements hereof shall survive until it is fully determined and (if the Injured Party is entitled to indemnification) until any amounts payable by the Indemnifying Party have been made.

9.7 Certain Limitations on Indemnification.

(a) Notwithstanding any other provision of this Agreement, (i) neither Party shall be entitled to indemnification, pursuant to either Section 9.1(b) or 9.2(b) (as applicable), for any breach of the representations and warranties, until Losses with respect to all of the foregoing exceed, in the aggregate, Two Million Eight Hundred Seventy One Thousand Dollars ($2,871,000) (the “Deductible”), and then only to the extent such Losses exceed, in the aggregate, the Deductible; provided, that, the foregoing limitation shall not apply with respect to any Notices of Claim filed for indemnification pursuant to either Section 9.1(b) or 9.2(b) (as applicable) with respect to any breach by either Party of any of the Perpetual Representations.

(b) Notwithstanding any other provision of this Agreement, in no event shall the liability of Mallinckrodt UK and its Affiliates for Losses pursuant to Sections 9.1(b) (except with respect to the Perpetual Representations and the representations set forth in Section 3.6, for which no such limitation shall apply), 9.1(f), 9.1(g), 9.1(h) and 9.1(l) exceed Fifty-Seven Million Four Hundred Twenty Thousand Dollars ($57,420,000) (the “Cap”).

(c) Buyers and their Affiliates shall not be entitled to indemnification for Losses pursuant to Section 9.1(b) for any breach of the representations and warranties set forth in Section 3.6, with respect to any individual claim unless the Losses associated with such claim exceed Twenty-Five Thousand Dollars ($25,000) (“De Minimis Claim”). Any De Minimis Claim shall not count toward calculation of the Deductible.

(d) In no event shall either Party be liable to the other for any special, exemplary or similar punitive damages, whether or not a Party has been advised of the possibility of such damages and whether or not they are reasonably foreseeable under the circumstances; provided, that notwithstanding the immediately foregoing and subject to any other limitations set forth herein, an Indemnifying Party shall be responsible for such type of damages if and to the extent awarded in connection with or as part of any judgment, order, decree or other final resolution by a court or other tribunal in connection with a third-party claim for which indemnification is otherwise available in accordance with the terms hereof.

(e) All indemnification obligations shall be paid in U.S. Dollars in the United States.

(f) Notwithstanding anything in this Agreement to the contrary, no liability, obligation, Contract or other matter shall entitle the Buyers to indemnification hereunder to the extent that such liability, obligation, Contract or other matter was adequately taken into account in the calculation of Closing Net Working Capital, Closing Indebtedness or in the Closing Net Cash.

(g) In the case of a transfer pricing adjustment which could result in a corresponding or correlative adjustment in a Transferred Subsidiary or an Indirect Subsidiary, Buyers will use commercially reasonable efforts to attain such corresponding or correlative adjustment to limit the amount of any Loss before filing a claim for indemnification under the above provisions.

(h) For purposes of the indemnification provided pursuant to Sections 9.1(b) and 9.2(b), each of the representations and warranties in this Agreement that contains any qualifications as to materiality or Material Adverse Effect or any correlative terms (except for the representations and warranties contained in Section 3.4 and clause (i) of Section 3.5) shall be read, deemed to have been given, and interpreted as though there were no such qualifications in determining whether (x) there has been any breach of, or inaccuracy in, any such representations or warranties and (y) the amount of Losses relating thereto.

9.8 Characterization of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Final Purchase Price for all Tax purposes.

9.9 Exclusive Remedy. The sole and exclusive remedy of any Party for damages or other monetary relief shall be the rights of indemnification hereunder, as set forth and as limited in this Article 9; provided, that, notwithstanding the immediately foregoing, (i) each Party shall retain the right to pursue any claims in equity that may be available with respect to the nonperformance or breach of any obligation contemplated to be performed hereunder to the extent provided in Section 11.14 or to the extent provided under any document, instrument or certificate to be delivered in connection herewith or under the Confidentiality Agreement and (ii) each Party shall further retain the right to receive relief to redress any fraud or other willful or intentional wrongdoing related to the transactions contemplated herein, and none of the provisions set forth in this Article 9 shall apply with respect to any claim of the type identified in this clause (ii).

ARTICLE 10

TERMINATION

10.1 Right to Terminate. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing only as follows:

(a) by mutual written consent of the Buyers and the Sellers,

(b) by either the Buyers or the Sellers if the Closing shall not have occurred by the date that is nine (9) months following the date hereof (the “Outside Date”); provided that the Outside Date shall automatically be extended by an additional three (3) months if, within nine (9) months following the date hereof, all of the conditions set forth in Articles 7 and 8 have been satisfied or waived by the Party entitled to waive such conditions (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if the Closing Date were the date that is nine (9) months following the date hereof), except for the conditions set forth in Section 7.2(i), Section 7.3 (but only in respect of competitive or antitrust matters), Section 8.2(i) or Section 8.3 (but only in respect of competitive or antitrust matters) (collectively, the “AT Conditions”); provided, further, that the right to terminate this Agreement under this clause (b) shall not be available to any Party whose failure to fulfill any obligation or satisfy any condition (to the extent within such Party’s reasonable control) under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date,

(c) by either the Buyers or the Sellers if a court or Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable,

(d) by the Sellers, if any Buyer violates, breaches or fails to comply, as applicable, in any respect with any representation or warranty, covenant or agreement contained herein which would prevent the satisfaction of any condition to the obligation of the Sellers at the Closing, and such violation, breach or failure has not been waived by the Sellers and the Buyers are unable to cure such violation, breach or failure to the reasonable satisfaction of the Sellers within twenty (20) days after notice thereof from the Sellers,

(e) by the Buyers, if any Seller violates, breaches or fails to comply, as applicable, in any respect with any representation or warranty, covenant or agreement contained herein which would prevent the satisfaction of any condition to the obligation of the Buyers at the Closing, and such violation, breach or failure has not been waived by the Buyers and the Sellers are unable to cure such violation, breach or failure to the reasonable satisfaction of the Buyers within twenty (20) days after notice thereof from the Buyers; or

(f) by the Sellers, if (i) the conditions provided for in Article 7 have been satisfied or waived by the Party entitled to waive such conditions (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if the Closing Date were the date that notice of termination is delivered by the Sellers to the Buyers), (ii) the Buyers do not consummate the transactions contemplated by this Agreement by the day and time the Closing is required to occur pursuant to Section 2.2, and (iii) the Sellers have, at least five (5) Business Days prior to seeking to terminate this Agreement pursuant to this Section 10.1(f), irrevocably confirmed in a written notice delivered to the Buyers that the Sellers are ready, willing and able to consummate the Closing, and the Buyers have not agreed to effect the Closing by the end of such five (5) Business Day period.

10.2 Effect of Termination; Obligations to Cease.

(a) In the event of the valid termination of this Agreement pursuant to the provisions of Section 10.1, this Agreement shall become void and of no further effect, and neither the Buyers nor the Sellers (nor any of their directors, officers, employees and Affiliates) shall be liable to any person in respect hereof or of the transactions contemplated hereby except, subject to the terms of this Section 10.2, (i) for any liability resulting from any intentional and material breach of any agreement or covenant hereunder or (ii) for any liability for fraud. Notwithstanding anything to the contrary in the foregoing, the obligations contained in Section 6.4 (to the extent provided therein), the Confidentiality Agreement, and Article 11 shall survive the termination of this Agreement for any reason.

(b) In the event of a valid termination of this Agreement by the Sellers pursuant to Section 10.1(f) (any such termination, a “10.1(f) Specified Termination”), the Buyers shall pay the Sellers an amount equal to $30,000,000 (the “10.1(f) Termination Fee”) by wire transfer of immediately available funds to an account designated by the Sellers as promptly as practicable (but in any event within two (2) Business Days) following such termination. In the event of a valid termination of this Agreement pursuant to (x) Section 10.1(c) in respect of competitive or antitrust matters, (y) Section 10.1(b) but, in the case of this clause (y), only if the three (3) month extension set forth in Section 10.1(b) has occurred and, as of the end of such period, all of the conditions set forth in Articles 7 and 8 have been satisfied or waived by the Party entitled to waive such conditions (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if the Closing Date were the date that is twelve (12) months following the date hereof), except for the AT Conditions or (z) Section 10.1(d) (as a result of a violation, breach or failure to comply by Buyers of Section 6.6) but, in the case of this clause (z), only if at the time of any such termination all of the conditions set forth in Articles 7 and 8 have been satisfied or waived by the Party entitled to waive such conditions (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if the Closing Date were the date of such termination), except for the AT Conditions (any such termination, an “AT Specified Termination” and, together with the 10.1(f) Specified Termination, the “Specified Terminations”), the Buyers shall pay the Sellers an amount equal to $5,000,000 (the “AT Termination Fee”), by wire transfer of immediately available funds to an account designated by the Sellers as promptly as practicable (but in any event within two (2) Business Days) following such termination. Each Party acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and that without these agreements, the other Party would not enter into this Agreement. The Sellers may pursue both a grant of specific performance pursuant to Section 11.14 and the payment of either the 10.1(f) Termination Fee or the AT Termination Fee, provided that the Sellers shall not be entitled to receive both a grant of such specific performance and either the 10.1(f) Termination Fee or the AT Termination Fee, and the Sellers shall also not be entitled to receive both the 10.1(f) Termination Fee and the AT Termination Fee.

(c) In the event that the Buyers shall be obligated to pay either the 10.1(f) Termination Fee or the AT Termination Fee, (i) the actual receipt by the Sellers of the same shall be deemed to be liquidated damages, which amount constitutes a reasonable estimate of the breach, Loss or damage that will be suffered by reason of any such termination of this

Agreement (and not a penalty) and shall be the sole and exclusive remedy of the Sellers, their Affiliates and any person that is not a Related Party of the Buyers (as defined below) (collectively, the “Releasing Parties”) against the Buyers, the Guarantor, the Debt Financing Sources, any of their respective Affiliates or any of their respective former, current or future equity holders, general or limited partners, members, controlling persons, managers, directors, officers, employees, Affiliates or other representatives (collectively, the “Related Parties”), (ii) the Releasing Parties shall not be entitled or permitted to commence or pursue any litigation against the Buyers, the Guarantor, the Debt Financing Sources, any of their respective Affiliates or any of their former, current or future Related Parties arising out of or in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby and (iii) none of the Buyers, the Guarantor, the Debt Financing Sources, any of their respective Affiliates or any of their former, current or future Related Parties shall have any further liability relating to or arising out of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, including the Commitment Letter. Without limiting the foregoing, and notwithstanding anything in this Section 10.2 to the contrary, but subject to Section 10.2(e), the maximum aggregate liability of the Buyers, the Guarantor, the Debt Financing Sources, any of their respective Affiliates or any of their former, current or future Related Parties, for any monetary damages or other remedies (including the 10.1(f) Termination Fee or the AT Termination Fee, if payable) in connection with this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby (including the Equity Financing) shall be limited to the aggregate amount of the 10.1(f) Termination Fee or the AT Termination Fee, as applicable in accordance with the terms of Section 10.2(b), except in the event of a Willful Breach, in which case such maximum aggregate liability shall not exceed $40,000,000, and in no event shall any Releasing Party seek or obtain, nor shall it permit any of its officers, directors, employees, representatives, agents or Affiliates or any other person on its or their behalf to seek or obtain, nor in the event of the occurrence of any such events shall any person be entitled to seek or obtain, any monetary recovery or award or any monetary damages of any kind, in the aggregate, in excess of any such applicable amount against the Buyers, the Guarantor, the Debt Financing Sources, any of their respective Affiliates or any of their former, current or future Related Parties, collectively, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the other Ancillary Agreements or the transactions contemplated hereby or thereby (including any breach by the Buyers or the Guarantor), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure. For purposes of this Section 10.2(c), “Willful Breach” means an intentional act or intentional omission by a party that is actually known by such party to constitute a material breach of this Agreement at the time of such act or omission.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the rights of any of the Releasing Parties under the Confidentiality Agreement be limited in any manner or subject to any of the limitations contained in this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, this Section 10.2 and all rights, obligations and limitations contained herein shall terminate immediately after the Closing.

10.3 Termination of Ancillary Agreements. The Parties hereto agree that they will take all actions necessary so that they will not terminate, and none of their respective Affiliates will terminate, any Ancillary Agreement (if any) that is executed on the date hereof while this Agreement is still in force, unless the Parties hereto agree to such termination. The Parties hereto also agree that they will take all actions necessary to terminate or to cause their respective Affiliates to terminate each of the Ancillary Agreements (if any) if this Agreement is terminated.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered by courier delivery (including overnight delivery) to the Party for whom it is intended, upon transmission by facsimile provided there is electronic record of delivery, or five (5) Business Days after having been deposited in the mail, certified or registered (with receipt requested) and postage prepaid, addressed at the address shown in this Section 11.1 for, or such other address as may be designated in writing hereafter by, such Party:

If to the Buyers:

c/o GLO US Bidco, LLC

c/o IBA Molecular

20 Rue Quentin Bauchard

Paris 75008

France

Telephone: +33 1 53 57 73 33

Attention: Renaud Dehareng

with a copy to:

Kirkland & Ellis International LLP

30 St Mary Axe

London EC3A 8AF

United Kingdom

Telephone: +44 20 7469 2440

Fax: +44 20 7469 2001

Attention: Carlos Gil Rivas

If to the Sellers:

c/o Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, MO 63042

Telephone: (314) 654-8468

Fax: (314) 654-5364

Attention: Elaine Haynes, Vice President Alliance Management & External Partnering

with a copy to:

Mallinckrodt plc

675 McDonnell Blvd.

Hazelwood, MO 63042

Telephone: (314) 654-3339

Fax: (314) 654-9126

Attention: Michael-Bryant Hicks, Senior Vice President and General Counsel

and

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Telephone: (314) 259-2797

Fax: (314) 552-8797

Attention: Stephanie M. Hosler

Any Party may, by notice to the other Party, change the address and contact person to which any such notices are given.

11.2 Entire Agreement. This Agreement and the Schedules and Exhibits hereto and the Confidentiality Agreement embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, whether written or oral or express or implied, relative to such subject matter. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, the former shall prevail in every case.

11.3 Severability. Without limiting Section 6.7(d), if any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.

11.4 Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated or assigned by either Party hereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except that either Party shall have the right to transfer and assign its rights hereunder to any of its Affiliates without the need for such consent and the Buyers shall have the right to transfer its rights and obligations under this Agreement, in whole or in part, without the consent of any other person, (a) after the Closing, in connection with any sale of the Buyers or any material portion of their consolidated assets, including any disposition or transfer of all or a portion of the Business or the Transferred Subsidiaries or the Indirect Subsidiaries, in any form or transaction and/or to any banks, financial institutions or other financing sources (and to any agents or Affiliates acting on behalf of such banks, financial institutions or other financing sources) of such future purchaser or (b) to their Debt Financing Sources (and to any agents or Affiliates acting on behalf of such Debt Financing Sources) by way of security, collateral or credit support. Notwithstanding any such assignment to an Affiliate, the assignor shall remain fully liable to the other Party in accordance herewith, regardless of whether or not any assignment to an Affiliate was effected with the consent of the other Party.

11.5 Counterparts. This Agreement may be executed in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

11.6 Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days”, unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against either Party. References to a “person” shall be construed so as to include any individual, firm, company, government, joint venture, partnership or other legal entity. References to a “corporation” or “company” shall be construed so as to include any corporation, company or other body corporate, wherever and however incorporated or established. The term “including” shall mean “including, without limitation.” Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. All references to “dollars” or “$” in this Agreement shall be deemed references to United States dollars. The phrase “made available to the Buyers” shall mean that the Sellers posted the materials in question to the virtual data room managed by the Sellers or their representatives at least one day prior to the date hereof and access to such materials was provided to the Buyers and their representatives in such virtual data room or, solely in respect of certain environmental reports available only at the Petten Facility or Maryland Heights Facility, the Sellers provided copies of such reports to the Buyers or their representatives for their review, at such facility.

11.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, United States of America, applicable to contracts to be carried out wholly within such State, without reference to its conflict of laws principles that might apply the law of another jurisdiction.

11.8 Submission to Jurisdiction. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the federal courts located in Delaware, or if such courts do not have jurisdiction, in any Delaware state court for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, and each of the Parties agrees to commence any action, suit or proceeding relating hereto in the federal courts located in Delaware or, if such courts do not have jurisdiction, in any Delaware state court. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction pursuant to this Section 11.8. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the above noted jurisdictions, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or to raise any similar defense or objection.

11.9 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BETWEEN THE PARTIES, DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY DISPUTES RELATED HERETO OR THERETO. EACH PARTY HERETO (A) CERTIFIES THAT NO AGENT, REPRESENTATIVE OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 11.9.

11.10 [Reserved.]

11.11 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto any right to any benefits hereunder, and no such person shall be entitled to sue any Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement and the transactions contemplated hereby only and shall not be construed to confer any additional rights on the Parties under applicable state, federal or foreign securities laws.

11.12 Waiver and Modification. This Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by authorized representatives of all of the Parties hereto. The failure by any Party on any single occasion to exercise any of its rights hereunder or to enforce any of the terms and conditions of this Agreement shall not constitute or be deemed a waiver of that Party’s rights on any subsequent occasion to exercise any rights hereunder or to enforce each and every term and condition hereof.

11.13 Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise expressly provided in this Agreement, each Party hereto will pay its own expenses incident to this Agreement, any Ancillary Agreement and the transactions contemplated herein and therein.

11.14 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of such provisions, subject to Section 10.2 and pursuant to Section 11.8, in addition to injunctive relief to prevent such non-performance, and following Closing, the remedies permitted by Article 9 hereof; provided that, prior to the termination of this Agreement and notwithstanding anything herein to the contrary, the Sellers shall only be entitled to seek specific performance to (a) cause the Buyers to consummate the transactions contemplated hereby and (b) cause the Buyers (as a third party beneficiary of the Buyers’ rights against the Guarantor under the Commitment Letter) to draw down the proceeds of the Equity Financing if, and only if: (i) all conditions in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived as of the date on which the Closing would otherwise be required to occur pursuant to Section 2.2, (ii) the Buyers fail to complete the Closing within two (2) Business Days following the date the Closing would otherwise be required to have occurred pursuant to Section 2.2, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) the Sellers have irrevocably certified to the Buyers in writing that if such specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. Notwithstanding anything to the contrary in this Agreement and in the event of any termination of this Agreement entitling the Sellers to payment of either the 10.1(f) Termination Fee or the AT Termination Fee, under no such circumstances will the Sellers (collectively with all of their Affiliates) be entitled to monetary damages in excess of the 10.1(f) Termination Fee or the AT Termination Fee, as applicable in accordance with the terms of Section 10.2(b), or be entitled to both (x) a grant of specific performance or other equitable remedies of the sort described in the preceding sentence and (y) any monetary damages, including the 10.1(f) Termination Fee or the AT Termination Fee. The election of the Sellers to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Sellers from subsequently seeking to terminate this Agreement and seeking to collect either the 10.1(f) Termination Fee or the AT Termination Fee pursuant to Section 10.2(c) in the case of a Specified Termination; provided that the Seller’s receipt of the 10.1(f) Termination Fee or the AT Termination Fee shall terminate any right to injunctive relief or specific performance hereunder or other equitable or monetary remedies. Notwithstanding anything in this Agreement to the contrary, the Sellers shall be entitled to pursue all remedies without any limitation provided herein under the Confidentiality Agreement.

11.15 Release. Except for (a) any rights or claims asserted pursuant to the transactions contemplated by this Agreement, any Ancillary Agreement or any other documents or instruments delivered hereunder or thereunder and (b) any claims for which the facts and circumstances giving rise to such claim first occur or arise following the Closing, and (c) any claims in respect of transactions that occur in the Ordinary Course under any commercial arrangements between Mallinckrodt UK or any of its Affiliates, on the one hand, and the Buyer, either Transferred Subsidiary or any Indirect Subsidiary, on the other hand, for and in consideration of the delivery of the applicable amounts in accordance with Section 2.3, effective as of the Closing Date, Mallinckrodt UK hereby absolutely and unconditionally releases, acquits and forever discharges, and shall cause each of its Affiliates to absolutely and unconditionally release, acquit and forever discharge, the Transferred Subsidiaries and the Indirect Subsidiaries, from any and all costs, expenses, damages, debts, or any other liabilities and claims whatsoever, whether known or unknown, both in law and in equity, solely arising as a record or beneficial stockholder or equity owner of a Transferred Subsidiary or Indirect Subsidiary before the Closing Date.

[Signatures on following page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

BUYERS:

GLO DUTCH BIDCO B.V.

Signed by: /s/ Marc Hollander
Name: Marc Hollander
Title: B Director

Signature Page to Share Purchase Agreement

GLO US BIDCO, LLC

Signed by: /s/ Kate Briant
Name: Kate Briant
Title: Vice President

Signature Page to Share Purchase Agreement

SELLERS:

MALLINCKRODT CHEMICAL HOLDINGS (U.K.) LIMITED

By:	/s/ Elaine E. Haynes
Name:	Elaine E. Haynes
Title:	VP Alliance Management

MALLINCKRODT NETHERLANDS HOLDINGS B.V.

By:	/s/ John C. Carney
Name:	John C. Carney
Title:	Director

Signature Page to Share Purchase Agreement

TABLE OF SCHEDULES AND EXHIBITS

Schedule 1.18	Business Domain Registrations
Schedule 1.21	Business Patent Rights
Schedule 1.23	Business Trademark Rights
Schedule 1.29	Canadian Subsidiary Contribution
Schedule 1.46(a)	Committed Capital Expenditures
Schedule 1.46(b)	Reimbursable Committed Capital Expenditures
Schedule 1.68	Employees of the Transferred Subsidiaries and Indirect Subsidiaries
Schedule 1.90	Excluded Assets
Schedule 1.91	Excluded Liabilities
Schedule 1.108	Fiscal Month
Schedule 1.126	Indirect Subsidiaries
Schedule 1.193	R&D Lab Construction Work Plan
Schedule 1.205	Required Foreign Nuclear Approvals
Schedule 1.215	Sellers’ Knowledge
Schedule 1.216	Senior Business Employee
Schedule 1.222	Specified License Agreement
Schedule 2.2	Wire Transfer Instructions
Schedule 2.5(f)(i)	Specified Entities Income Tax Returns
Schedule 2.5(f)(vii)	Tax Returns and Certain Related Matters
Schedule 2.6	Allocation of Final Purchase Price
Schedule 2.9	Post-Closing Contingent Earn-Out Payment
Schedule 3.6(m)	Taxes
Schedule 5.4	Key Employees
Schedule 6.1	Conduct of Business Until Closing
Schedule 6.2	Specified Agreements
Schedule 6.7(a)	Covenant Not to Compete
Schedule 6.9 Schedule 6.18	Sellers’ Guarantees Restructuring
Schedule 7.2	Certain Competition Filings

Disclosure Schedule 1.180 Disclosure Schedule 3.1(c)	Permitted Encumbrances Consents – the Seller
Disclosure Schedule 3.1(d)	Power and Authority
Disclosure Schedule 3.3(a)	Authorized Capital Stock or Other Equity Interests
Disclosure Schedule 3.3(b)	Ownership of Capital Stock or Other Securities
Disclosure Schedule 3.3(d)	Branches
Disclosure Schedule 3.4	Financial Statements; Interim Financial Statement
Disclosure Schedule 3.4(b)	Material Indebtedness
Disclosure Schedule 3.5	Absence of Certain Developments
Disclosure Schedule 3.6	Taxes
Disclosure Schedule 3.7	Proceedings
Disclosure Schedule 3.8(b)	Leased Personal Property
Disclosure Schedule 3.9(a)	Owned Real Property
Disclosure Schedule 3.10(a)	Leased Real Property
Disclosure Schedule 3.12(a)	Material Contracts

Disclosure Schedule 3.12(c)	Notice under Material Contracts
Disclosure Schedule 3.14(a)	Licenses & Permits
Disclosure Schedule 3.14(b)	Marketing Authorizations and Import Permits
Disclosure Schedule 3.16(b)	Certain Regulatory Matters
Disclosure Schedule 3.17(c)	Product Regulatory Matters
Disclosure Schedule 3.18(d)	Environmental Matters
Disclosure Schedule 3.19(a)	Intellectual Property
Disclosure Schedule 3.19(b)	Intellectual Property – Claims
Disclosure Schedule 3.19(c)	Intellectual Property – Infringement
Disclosure Schedule 3.19(f)	Intellectual Property – Orders
Disclosure Schedule 3.21(a)	Employee Benefit Matters – Benefit Plans
Disclosure Schedule 3.21(b)(ii)	Employee Benefit Matters – U.S. Benefit Plans Compliance
Disclosure Schedule 3.21(b)(v)	Employee Benefit Matters – Qualified Plans
Disclosure Schedule 3.21(b)(ix)	Employee Benefit Matters – Reportable Events
Disclosure Schedule 3.21(b)(xi)	Employee Benefit Matters – U.S. Benefit Plans Title IV
Disclosure Schedule 3.21(c)(ii)	Employee Benefit Matters – Non-U.S. Benefit Plans Compliance
Disclosure Schedule 3.21(d)	Employee Benefit Matters – Acceleration
Disclosure Schedule 3.22	Foreign Corrupt Practices Act; Export Control Laws
Disclosure Schedule 3.25	Affiliate Transactions
Disclosure Schedule 3.26	Insurance Claims
Disclosure Schedule 3.27	Top Customers and Top Vendors
Disclosure Schedule 3.28	Line Capacity
Disclosure Schedule 4.1(c)	Buyer Consents
Exhibit A	Buyer Guarantee
Exhibit B	Equity Commitment Letter
Exhibit C	Debt Commitment Letters